2004 Annual Report

Notice of Annual Meeting & Proxy Statement


PEPBOYSAUTO
& Tires
PEPBOYSAUTO


&Tires
ENTRANCE
GRAND REOPENING
GRAND REOPENING
CHRIS DUMA
Parts

THE PEP BOYS—MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

Letter To Our Shareholders

The Road Ahead

To Our Shareholders:

While Pep Boys is on the move, we still have a way to go. As I have stated since joining this great company in May 2003, Pep Boys' turnaround will take time as we strive to fundamentally change the way we do business. We have been fortunate to have had some early wins in our go-forward strategy but not so fortunate to have encountered headwinds as well. Regardless, I am convinced that our values and strategies for retail renewal, growing our share of the replacement tire market, improving service and adding store density are on the mark. We are heading in the right direction, but we still have a way to go as we strive to improve our profitability.

It is important to emphasize that our values and strategy have not changed, nor will they. What has to change, however, is our execution. We did not execute to our potential in 2004.

Pep Boys continues to drive toward a performance-based culture. During the last year and a half, we have been evaluating and working to improve our balance sheet, key capabilities, and retail and service operations. In the last two years, the balance sheet has improved considerably, as Pep Boys has paid down more than $200 million in debt through raising equity and good working capital management. An additional $200 million was acquired in 10-year money through Senior Subordinated Notes, which enables the Company to gradually repay the indebtedness and, in the interim, free up more capital for investing in high return initiatives.

In fiscal year 2004, we improved our year-over-year earnings per share, but again, not to the level we should have. A languishing service business continued to adversely affect the Company's overall profitability. In January, we restructured our field operations, creating three separate lines of business: retail, commercial and service.

The Company is now positioned to revive sales and return to positive comps in service as well — a feat accomplished in the early 1990s when Pep Boys utilized the same business model that was re-instituted this year. A precise focus on each line of business is designed to allow retail, service and commercial to become more proficient, profitable and competitive in their respective specialties, as Pep Boys strives to be the category dominant retailer of maintenance parts and accessories and be the value alternative to the dealer for car maintenance and tire services.

The field restructure also provided another opportunity for Pep Boys to enhance our team capabilities, which had already been strengthened with the addition of new team members in merchandising, marketing, information systems, human resources and store operations. In recent months, we have recruited a new senior vice president of retail operations, who is a dynamo in the retail industry and has achieved impressive financial and performance results at some of the nation's top retailers. We also hired four top-notch divisional vice presidents (DVPs) from leading retail and service chains and retained four of our highest performing and most experienced senior team members to round out our lineup of DVPs, who are bringing sharpened focus to our lines of business.

The field restructure has also facilitated the hiring of more experienced and specialized managers and personnel. More than 200 new field personnel have been hired since the fall, and we strategically retained our star performers. In terms of service managers, for example, we retained 91% of our highest performers who received the top scores on their performance reviews; by comparison, we turned over 76% of those managers who received the lowest possible score.

The third area of focus for Pep Boys is the retail business, which has made significant strides in the last year and a half due to our retail renewal strategy.

We have remerchandised our stores with an array of new promotional and brand name products, developed an aggressive and powerful 52-week advertising program, and have successfully implemented a store remodeling program, which has revitalized our stores' appearance — and sales comps — with a dynamic, contemporary design and major grand re-opening events.

To date, three markets representing 93 stores — Jacksonville, San Diego and Los Angeles — have been remodeled and grand re-opened to high customer traffic, elevated comparable sales across all business segments, and positive customer reviews. More than 225 stores are to be remodeled this year, with the Philadelphia and Chicago markets slated for completion this summer, and the balance of stores to follow in 2006 and 2007.

Pep Boys' retail comps were positive throughout the fiscal year, culminating with a year-end 7.9% increase. In the fourth quarter, Pep Boys achieved positive retail sales comps despite facing very aggressive double-digit comps from the previous fourth quarter. However, declining margins in the fourth quarter were unacceptable. There were five factors driving the margin decline:

The bottom line for the retail and commercial business is that Pep Boys needs to focus more on gross margin growth rather than sales. We overshot with aggressive pricing in the fourth quarter as we were trying to maintain comp momentum in the face of last year's double-digit retail comps.

Execution is the key. Although Pep Boys has experienced tremendous success in remerchandising the stores and has outperformed other competitors in retail comp sales performance during the last fiscal year, improvement is still necessary because the company must reduce shrink, manage payroll dollars more efficiently and enhance our parts offering. Overall profitability and profit as a percentage of capital invested also need to improve in order for us to be more competitive.

The service business continues to be the largest bump in the road for Pep Boys. Over the past four years, the service business has experienced a lag in labor revenue comp sales. Compounding the issue, customer satisfaction index (CSI) scores have not hit the targets we set for ourselves.

To overcome theses challenges, there are three key initiatives in place to improve the service side of the house: people, focus and the store refurbishment program. More specific goals have also been established to increase car count, customer average purchases, tire sales and attachments.

In terms of people, Pep Boys is recruiting and training the right people for our shops, with an emphasis on developing high-caliber service managers and great teams that include highly productive, knowledgeable and customer-friendly service desk staff. In fact, 154 new service managers have been hired since the summer, and they have attended a new six-week orientation training program that hones their managerial, productivity and customer service skills. Additionally, Pep Boys has recruited a world-class tire merchant who is leading an effort to fine-tune and innovatively market and display our tire lines.

The restructure and separation of Pep Boys' lines of business is also allowing our service managers to run our service departments with full authority and 100% focus, which is expected to improve execution and productivity in our shops.

The store refurbishment program is a third initiative that is designed to positively impact our service centers by making customers more likely to trust us with their cars. Likewise, the relocation of the service desk inside of the retail stores gives it more visibility and repositions it closer to the tire section, which creates cohesiveness and a more powerful impression.

Because the service business experienced three quarters of negative comps in fiscal year 2004 and margins in the fourth quarter dropped, Pep Boys has experienced continued margin pressure on the service business. Margin compression continued because of the negative comps and also because of some aggressive pricing and promotions, particularly on tires and oil changes, which were designed to drive car count.

To be sure, this is a business turnaround and we expect that our initiatives will take several quarters to gain traction. But we are confident that we will become the category dominant retailer of maintenance parts and accessories and the value alternative to the dealer for car maintenance and tire services.

The key difference for 2005: execution. To achieve overall success, Pep Boys must focus on three imperatives: having the right people, holding those people accountable, and executing 100% of the time. Improved execution comes down to having the right people.

We have assembled a great team comprising the most talented players in retail and service, and we are counting on them to make it happen in 2005 and beyond.

A great addition to the Pep Boys team and the Board of Directors is Robert Hotz, who serves as a Senior Managing Director, Head of Investment Banking, and a member of the Board of Directors of Houlihan Lokey Howard & Zukin.

I welcome Bob and look forward to his service on the Board. I thank Bernie Korman, who retired from our Board this past year, and Dick Leaman, who will be retiring from the Board in June, for their leadership and support. I also want to thank you for your investment in our company. Finally, I want to thank our 22,000 trusted associates who strive every day to make sure that we exceed customer expectations.

With the right people and new organizational structure in place and all the components being developed to support and sustain it, Pep Boys looks to make significant headway on the road ahead.



Lawrence N. Stevenson
Chairman and Chief Executive Officer

April 26, 2005

THE PEP BOYS—MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our Shareholders:

It is our pleasure to invite you to Pep Boys 2005 Annual Meeting. This year's meeting will be held on Wednesday, June 8, 2005, at the Hilton Philadelphia City Avenue, 4200 City Avenue, Philadelphia, Pennsylvania. The meeting will begin promptly at 9:00 a.m.

At the meeting, shareholders will act on the following matters:

(Item 1) The election of the full Board of Directors for a one-year term.

(Item 2) The approval of the appointment of our independent auditors.

(Item 3) A shareholder proposal regarding our Shareholder Rights Plan, if presented by its proponent.

The shareholders will also consider any other business that may properly come before the meeting. The attached proxy statement provides further information about the matters to be acted on at the meeting.

All shareholders of record at the close of business on Friday, April 8, 2005 are entitled to vote at the meeting and any postponements or adjournments. Whether or not you plan to attend the meeting, please make sure that your shares are represented by signing and returning the enclosed proxy card.

Brian D. Zuckerman
Secretary

April 26, 2005

THE PEP BOYS—MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

PROXY STATEMENT

TABLE OF CONTENTS

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors for use at this year's Annual Meeting. The meeting will be held on Wednesday, June 8, 2005, at the Hilton Philadelphia City Avenue, 4200 City Avenue, Philadelphia, Pennsylvania and will begin promptly at 9:00 a.m. This proxy statement, the foregoing notice and the enclosed proxy card are being sent to shareholders on or about April 26, 2005.

What is the purpose of the meeting?

At the meeting, shareholders will vote on:

- The election of directors
- The approval of the appointment of our independent auditors
- A shareholder proposal regarding our Shareholder Rights Plan, if presented by its proponent

In addition, we will report on our business operations and will answer questions posed by shareholders.

Who may vote at the meeting?

Common stock is the only class of stock that Pep Boys has outstanding and is referred to in this Proxy Statement as "Pep Boys Stock." You may vote those shares of Pep Boys Stock that you owned as of the close of business on the record date, April 8, 2005. As of the record date, 57,473,463 shares were outstanding. As of the record date, 2,195,270 of the outstanding shares were held by The Pep Boys—Manny, Moe & Jack Flexitrust. This flexible employee benefits trust was established on April 29, 1994 to fund a portion of our obligations arising from various employee compensation and benefit plans. Shares held for participating employees under the Flexitrust will be voted as directed by written instructions from the participating employees.

What are the voting rights of Pep Boys' shareholders?

Each shareholder is entitled to vote cumulatively in the election of directors and to one vote per share on all other matters. Cumulative voting entitles each shareholder to the number of votes equal to the number of shares owned by the shareholder multiplied by the number of directors to be elected. Accordingly, a shareholder may cast all of his votes for one nominee for director or allocate his votes among all the nominees.

How do I vote before the meeting?

If you complete and sign the enclosed proxy card and return it prior to meeting, your shares will be voted as you direct. If you sign and return a proxy card prior to the meeting that does not contain instructions, your shares will be voted:

- **FOR** election of the nominated slate of directors, subject to the proxies' discretion to cumulate votes
- **FOR** the approval of the appointment of our independent auditors
- **AGAINST** the shareholder proposal regarding our Shareholder Rights Plan

Can I vote at the meeting?

You may vote your shares at the meeting if you or your authorized proxy attends the meeting. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy by completing, signing and returning the enclosed proxy card to us prior to the meeting.

Can I change my vote after I return my proxy card?

Yes. You may revoke your proxy at any time prior to its exercise at the meeting by delivering either a written revocation notice or another signed proxy card with a later date to our corporate Secretary. You may also change your vote by attending the meeting, requesting that your previously delivered proxy card be revoked and then voting in person.

How many votes must be present to hold the meeting?

In order to hold the meeting, a majority of the shares of Pep Boys Stock outstanding on the April 8, 2005 record date must be present at the meeting. The presence of such a majority is called a quorum. Since 57,473,463 shares were outstanding on the record date, at least 28,736,732 shares must be present to establish a quorum.

Your shares are counted as present at the meeting if you attend and vote in person or if you properly return a proxy card. Abstentions will be counted as present for the purpose of determining whether there is a quorum for all matters to be acted upon at the meeting.

On routine matters, brokers who hold customer shares in "street name" but have not timely received voting instructions from such customers have discretion to vote such shares. Accordingly, the presence of such votes at the meeting will be included in determining whether there is a quorum for (Item 1) and (Item 2). A broker non-vote occurs when a brokerage firm holding a customer's shares in street name has not received voting instructions from such customer with respect to a non-routine matter to be voted upon (for example, a shareholder proposal). Accordingly, broker non-votes will not be counted as present for the purpose of determining whether there is a quorum for (Item 3).

How many votes are needed to elect directors?

The nine nominees receiving the highest number of "For" votes will be elected as directors. This number is called a plurality. Shares not voted for a particular director, due to proxy cards marked "withhold authority," abstentions or otherwise, will not be counted as voted for the indicated director(s), but will be counted in determining whether there is a quorum.

How many votes are needed to approve the other matters to be acted on at the meeting?

Each of the other matters must be approved by a majority of the votes cast on such matter.

What are the Board of Directors' recommendations?

Unless you give other directions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors.

The Board recommends a vote:

- **FOR** election of the nominated slate of directors, subject to the proxies' discretion to cumulate votes
- **FOR** the approval of the appointment of our independent auditors
- **AGAINST** the shareholder proposal regarding our Shareholder Rights Plan

We have not received proper notice of, and are not aware of, any other matters to be brought before the meeting. If any other matters properly come before the meeting, the proxies received will be voted in accordance with the discretion of the proxy holders named on the proxy card.

A note about certain information contained in this Proxy Statement

Filings made by companies with the Securities and Exchange Commission (SEC) sometimes "incorporate information by reference." This means that the company is referring you to information that has previously been filed with the SEC and that such information should be considered part of the filing you are then reading. The Audit Committee Report, the Human Resources Committee Report and Performance Graph contained in this Proxy Statement are not incorporated by reference into any other filings with the SEC.

SHARE OWNERSHIP

Who are Pep Boys' largest shareholders?

Based solely on a review of filings with the SEC, the following table provides information about those shareholders that beneficially own more than 5% of the outstanding shares of Pep Boys Stock.

Name	Number of Shares Owned	Percent of Outstanding Shares
FMR Corp. 82 Devonshire Street, Boston, Massachusetts 02109[1]	7,817,930	13.60%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401[2]	3,901,255	6.79%
Glen J. Krevlin Krevlin Advisors, LLC 598 Madison Avenue 12th Floor New York, NY 10022[3]	3,128,200	5.44%
American Express Trust Company 928 AXP Financial Center Minneapolis, MN 55474[4]	2,916,234	5.07%

[1] Based upon information disclosed in a Schedule 13G/A dated February 14, 2005.

[2] Based upon information disclosed in a Schedule 13G/A dated February 9, 2005. Dimensional Fund Advisers Inc. disclaims beneficial ownership of such shares.

[3] Based upon information disclosed in a Schedule 13G dated January 18, 2005.

[4] Based upon information disclosed in a Schedule 13G dated February 11, 2005. American Express Trust Company, the trustee of certain Pep Boys retirement plans, which beneficially own shares, disclaims beneficial ownership of such shares.

How many shares do Pep Boys' directors and executive officers own?

The following table shows how many shares the nominees for election as directors and executive officers named in the Summary Compensation Table found on page 11 beneficially owned on April 8, 2005. The address for each of such individuals is 3111 West Allegheny Avenue, Philadelphia, PA 19132.

Name	Number of Shares Owned[1]	Percent of Outstanding Shares
Benjamin Strauss[2]	800,869	1.39%
Lawrence N. Stevenson	758,172	1.30%
Mark L. Page	236,511	+
Harry F. Yanowitz	234,648	+
Hal Smith	126,980	+
William Leonard	26,000	+
Peter A. Bassi	21,000	+
Jane Scaccetti	19,950	+
Malcolmn D. Pryor	19,500	+
John T. Sweetwood	19,070	+
M. Shân Atkins	3,500	+
Robert H. Hotz	1,500	+
George Babich, Jr.[3]	13,148	+
All nominees and current executive officers as a group (13 people)	2,297,300	3.91%

\+ Represents less than 1%.

1 Includes shares for which the named person has sole voting and investment power and non-voting interests including restricted stock units and deferred compensation accounted for as Pep Boys Stock. Also includes the following shares that can be acquired through stock option exercises through June 7, 2005: Strauss – 23,700; Stevenson – 627,724; Page – 222,100; Yanowitz – 58,000; Smith – 74,000; Leonard – 4,000; Bassi – 16,000; Scaccetti – 12,000; Pryor – 18,500; Sweetwood – 16,000; Atkins – 3,000; Hotz – 1,500; and as a group – 1,086,524.

2 These amounts include the following shares for which Mr. Strauss has sole voting and investment power:

- 66,384 shares owned by a trust in which Mr. Strauss has a beneficial interest
- 49,036 shares owned in custody or trust for the benefit of Mr. Strauss' minor child

These amounts also include the following shares for which Mr. Strauss may be deemed to have shared voting and investment power, but disclaims beneficial interest:

- 217,600 shares owned by The Strauss Foundation, a non-profit charitable foundation, of which Mr. Strauss is a co-trustee
- 1,931 shares owned by Mr. Strauss' spouse

3 Mr. Babich's beneficial ownership is reported as of January 7, 2005, the date of his retirement from Pep Boys.

(ITEM 1) ELECTION OF DIRECTORS

What is the makeup of the Board of Directors?

Our Board of Directors currently has ten members. Each director stands for election every year.

Retirees

J. Richard Leaman, who has faithfully served on the Board since 1991, will be retiring as of the Annual Meeting date. At the direction of the Board of Directors, the Nominating and Governance Committee, with the assistance of a third-party independent search firm, is seeking to identify qualified candidates to fill the vacancy on the Board of Directors that will occur upon Mr. Leaman's retirement.

Nominees for Election

The Board of Directors proposes that the following nominees be elected. If elected, each nominee will serve a one-year term expiring at the 2006 Annual Meeting and until such director's successor has been duly elected and qualified. Each of the nominees has consented to serve, if elected. Unless contrary instructions are given, the proxy holders named on the enclosed proxy card will vote for the election of these nominees, reserving the right to cumulate votes. If any nominee becomes unavailable to serve as a director, the proxy holders will vote for the election of any substitute nominee designated by the Board.

The directors standing for re-election are:

Benjamin Strauss — Director since 1970

Mr. Strauss, 68, is a director of The Strauss Foundation, a non-profit charitable organization. He was an executive officer of Pep Boys until 1992 and then served as a part-time consultant to Pep Boys until 1997.

Malcolmn D. Pryor — Director since 1994

Mr. Pryor, 58, is Vice Chairman of Wellspring Bio Capital, LLC and a principal of Pryor, Doley Securities, a division of Doley Securities, a NYSE-member firm. From 1981 through 2004, Mr. Pryor was a principal of Pryor, Counts & Co., Inc. and its predecessors, investment banking firms.

Peter A. Bassi — Director since 2002

Mr. Bassi, 55, is retired. From 1997 through 2004, he served as an officer, and ultimately Chairman, of Yum! Restaurants International, a division of Yum! Brands, Inc. Mr. Bassi serves a director of Blockbuster Inc.

Jane Scaccetti — Director since 2002

Ms. Scaccetti, 51, a CPA, has been a shareholder and principal of Drucker & Scaccetti PC, a private accounting firm, since 1990. Ms. Scaccetti serves as a director of Di Giorgio Corporation and Nutrition Management Services Company.

John T. Sweetwood — Director since 2002

Mr. Sweetwood, 57, is a principal and the President of Woods Investment, LLC, a private real estate investment firm. From 1995 through 2002, Mr. Sweetwood served as an officer, and ultimately the President of The Americas, of Six Continents Hotels, the hotel business of Six Continents PLC.

William Leonard — Director since 2002

Mr. Leonard, 57, is retired. From 1992 through 2004, Mr. Leonard served as an officer, and ultimately President & Chief Executive Officer and a director, of ARAMARK Corporation.

Lawrence N. Stevenson Director since 2003

Mr. Stevenson, 48, is our Chairman & Chief Executive Officer. Prior to joining Pep Boys, Mr. Stevenson served for seven years as the Chief Executive Officer of Chapters, Canada's largest book retailer.

M. Shân Atkins Director since 2004

Ms. Atkins, 48, is Managing Director of Chetrum Capital LLC, a private investment firm. From 1996 through 2001, Ms. Atkins served as an officer, and ultimately as Executive Vice President—Strategic Initiatives, of Sears Roebuck & Co. Ms. Atkins serves as a director of Spartan Stores, Inc.

Robert H. Hotz Director since February 25, 2005

Mr. Hotz, 60, is Senior Managing Director, Head of Investment Banking and a director of Houlihan Lokey Howard & Zukin. From 1997 through 2002, Mr. Hotz served with UBS Warburg, ultimately as Senior Vice Chairman. Mr. Hotz serves as a director of Universal Health Services, Inc. Our former Chairman, Bernard J. Korman, then an independent director, recommended Mr. Hotz to our Nominating and Governance Committee as a potential candidate for director.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THESE NOMINEES FOR DIRECTOR

Corporate Governance

Our Board of Directors' governance principles are embodied in our corporate Code of Ethics (applicable to all Pep Boys associates including our executive officers and directors), the Board of Directors Code of Conduct and the various Board committee charters, all of which are available for review on our website, www.pepboys.com. The information on our website is not part of this Proxy Statement. References to our website herein are intended as inactive textual references only.

Independence. An independent director is one that is independent from management and is free from any relationship with Pep Boys that, in the opinion of the Board, would interfere in the exercise of independent judgment as a director. When forming such opinion, the Board considers, among other factors, the guidelines for independent directors promulgated by the New York Stock Exchange (NYSE). The independence of the outside directors is reviewed annually by the full Board. In accordance with NYSE guidelines, our Board consists of a majority of independent directors. In fact, our Chairman and Chief Executive Officer is the only inside director nominated for election. All Committees of the Board consist entirely of independent directors.

Communicating with the Board of Directors. Security holders should address all communications to the full Board or an individual director to the attention of our corporate Secretary. Our corporate Secretary reviews all such communications to determine if they are related to specific products or services, are solicitations or otherwise relate to improper or irrelevant topics. All such improper communications receive a response in due course. Any communication directed to an individual director relating solely to a matter involving such director is forwarded to such director. Any communication directed to an individual director relating to a matter involving both such director and Pep Boys or the Board of Directors, as a whole, is forwarded to such director and the Chairman of the Board. The balance of the communications are forwarded to the Chairman of the Board. Except for improper communications, all security holder communications to the Board of Directors or an individual director received by the corporate Secretary are kept in confidence from management. These procedures were adopted unanimously by the independent directors.

Director Attendance at the Annual Meeting. All Board members are strongly encouraged to attend the Annual Meeting of Shareholders. All nominees then standing for election attended the 2004 Annual Meeting.

Executive Sessions of the Independent Directors. Our Presiding Director presides over all such sessions, which are held, at a minimum, immediately following all regularly scheduled Board meetings.

Personal Loans to Executive Officers and Directors. Pep Boys currently has no personal loans extended to its executive officers or directors.

Meetings and Committees of the Board of Directors

The Board of Directors held seven meetings during fiscal 2004. During fiscal 2004, each incumbent director attended at least 75% of the aggregate number of meetings held by the Board and all committee(s) on which such director served. The Board of Directors has standing Audit, Human Resources and Nominating and Governance Committees. All Committee members are "independent" as definded by the listing standards of the New York Stock Exchange.

Audit Committee. Messrs. Leaman (chair), Hotz and Pryor and Messes. Atkins and Scaccetti are the current members of the Audit Committee. The Audit Committee reviews Pep Boys' consolidated financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. The Audit Committee met ten times during fiscal 2004.

Human Resources Committee. Messrs. Leonard (chair), Bassi and Pryor are the current members of the Human Resources Committee. The Human Resources Committee recommends the compensation for all of Pep Boys' officers and serves as the Board's representative on all human resource matters directly impacting Pep Boys' business performance. The Human Resource Committee met once during fiscal 2004.

Nominating and Governance Committee. Messrs. Sweetwood (chair), Bassi and Strauss are the current members of the Nominating and Governance Committee. The Nominating and Governance Committee recommends candidates to serve on the Board and serves as the Board's representative on all corporate governance matters. The Nominating and Governance Committee met five times during fiscal 2004.

Special Committee. The Board appointed a special committee to consider the shareholder proposal regarding our Shareholder Rights Plan (Item 3) consisting of Ms. Atkins (chair) and Messrs. Hotz, Pryor and Sweetwood. This special committee met three times during fiscal 2005.

Can a shareholder nominate a candidate for director?

The Nominating and Governance Committee considers nominees recommended by our shareholders. Written recommendations should be sent to our offices located at 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The recommendation should state the qualifications of the nominee to be considered.

A shareholder may also nominate candidates to be considered for election as directors at an upcoming shareholders' meeting by timely notifying us in accordance with our By-laws. To be timely, a shareholder's notice must be received at our principal executive offices not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received at our principal executive offices within ten days of the date of such public announcement will be considered timely. The shareholder's notice must also set forth all of the following information:

- the name and address of the shareholder making the nomination
- a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the proposed nominee
- the name of the proposed nominee
- the proposed nominee's principal occupation and employment for the past 5 years
- a description of any other directorships held by the proposed nominee
- a description of all arrangements or understandings between the nominee and any other person or persons relating to the nomination of, and voting arrangements with respect to, the nominee

How are candidates identified and evaluated?

Identification. The Nominating and Governance Committee considers all candidates recommended by our shareholders, directors and senior management on an equal basis. The Nominating and Governance Committee's preference is to identify nominees using our own resources, but has the authority to and will engage search firms(s) as necessary.

Qualifications. The Nominating and Governance Committee evaluates each candidate's judgment, diversity (age, gender, ethnicity, etc.) and professional background and experience, as well as, his or her independence from Pep Boys. Such qualifications are evaluated against our then current requirements, as expressed by the Chief Executive Officer, and the current make up of the full Board.

Evaluations. Candidates are evaluated on the basis of their resume, third party references, public reputation and personnel interviews. Before a candidate can be be recommended to the full Board, such candidate must, at a minimum, have been interviewed by each member of the Nominating and Governance Committee and have met, in person, with at least one member of the Nominating and Governance Committee, the Presiding Director and the Chairman and Chief Executive Officer.

How are directors compensated?

Base Compensation. Each non-management director receives an annual director's fee of $30,000. In addition, each committee chair receives $2,500, and the other committee members receive $1,500, for each committee meeting that such director attends. A director may elect to have all or a part of his or her director's fees deferred. Amounts deferred receive a rate of return equal to the prime interest rate or the performance of Pep Boys Stock (represented by stock units), as elected by the director, and are paid at a later date chosen by the director at the time of deferral. A director who is also an employee of Pep Boys receives no additional compensation for service as a director.

Stock Options. The Pep Boys 1999 Stock Incentive Plan, or the 1999 Plan, provides for an automatic grant to non-management directors upon their initial election to the Board of Directors (or when initially serving as a non-management director) of:

- options to purchase 2,500 shares of Pep Boys Stock for serving on the Board
- options to purchase an additional 17,500 shares of Pep Boys Stock for serving as Chairman of the Board
- options to purchase an additional 5,000 shares of Pep Boys Stock for each committee membership
- options to purchase an additional 2,500 shares of Pep Boys Stock for each committee chair held

Additional grants are then made to non-management directors in accordance with this formula every four years.

The 1999 Plan also allows for discretionary grants of additional stock options or restricted stock to non-management directors upon the recommendation of the Chief Executive Officer.

Stock options granted to non-management directors are priced at the fair market value of Pep Boys Stock on the date of grant. Twenty percent of the stock options granted are exercisable immediately and an additional 20% become exercisable on each of the next four anniversaries of the grant date. The 1999 Plan is administered, interpreted and implemented by the Human Resources Committee of the Board of Directors.

Report of the Audit Committee of the Board of Directors

The Audit Committee reviews Pep Boys' financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. Each committee member is "independent" as defined by the listing standards of the New York Stock Exchange. Messrs. Leaman (chair), Hotz and Pryor and Messes. Atkins are the current members of the Audit Committee. Ms. Scaccetti has been designated by the full Board as the Audit Committee Financial Expert as defined by SEC regulations. A written charter adopted by the full Board governs the activities of the Audit Committee. The charter is reviewed, and when necessary revised, annually. A copy of the current charter is posted on our website, www.pepboys.com, and is attached hereto as Appendix A.

Management has primary responsibility for Pep Boys' internal accounting controls and financial reporting process. The Independent auditor is responsible for performing an independent audit of Pep Boys' consolidated financial statements and internal control over financial reporting in accordance with auditing standards generally accepted in the U.S. and to issue a report as a result of such audit and to issue an attestation of Pep Boys internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee serves as a focal point for communication among the Board of Directors, the independent auditor, management and Pep Boys' internal audit function, as the respective duties of such groups, or their constituent members, relate to Pep Boys' financial accounting and reporting and to its internal controls.

In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent auditor. These discussions included the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also reviewed and discussed with management, the internal auditors and the independent auditor management's report, and the independent auditor's attestation, on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee also discussed with the independent auditor its independence from Pep Boys and its management, including the written disclosures submitted to the Audit Committee by the independent auditor as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based upon the discussions and reviews referred to above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in Pep Boys' Annual Report on Form 10-K for the fiscal year ended January 29, 2005 filed with the SEC.

This report is submitted by the Audit Committee:

J. Richard Leaman, Jr. (Chairman)
M. Shân Atkins
Robert H. Hotz
Malcolmn D. Pryor
Jane Scaccetti

Independent Auditor's Fees

The following table summarizes the aggregate fees billed to us by our independent auditors, Deloitte & Touche LLP.

Fiscal Year	2004	2003
Audit Fees	$ 891,810	$461,470
Audit-Related Fees	119,700	120,595
Tax Fees	242,328	169,880
All Other Fees	0	0
Total	$1,253,838	$751,945
Ratio of Tax Planning and Advice Fees to Audit Fees, Audit-Related Fees and Tax Compliance Fees	0.2:1	0.2:1

Audit Fees billed in fiscal 2004 and fiscal 2003 consisted of (i) the audit of our annual financial statements, (ii) the reviews of our quarterly financial statements and (iii) comfort letters, statutory and regulatory audits, consents and other services related to SEC matters. Our Audit Fees in fiscal 2004 additionally consisted of the audit of our internal controls over financial reporting.

Audit-Related Fees billed in fiscal 2004 and 2003 consisted of (i) financial accounting and reporting consultations, (ii) Sarbanes-Oxley Act Section 404 advisory services and (iii) employee benefit plan audits.

Tax Fees billed in fiscal 2004 and 2003 consisted of (i) tax compliance services in connection with tax audits and appeals and (ii) tax planning and advice rendered in connection with capitalization and depreciation of fixed assets.

The Audit Committee annually engages Pep Boys' independent auditors and pre-approves, for the following fiscal year, their services related to the annual audit and interim quarterly reviews of Pep Boys' financial statements and all reasonably related assurance and services. All non-audit services are considered for approval by the Audit Committee on an as-requested basis by Pep Boys. For fiscal 2004, the Audit Committee discussed the non-audit services with Deloitte & Touche LLP and management to determine that they were permitted under the rules and regulations concerning auditor independence promulgated by the SEC and the American Institute of Certified Public Accountants. Following such discussions, the Audit Committee determined that the provision of such non-audit services by Deloitte & Touche LLP was compatible with maintaining their independence.

EXECUTIVE COMPENSATION

The following table shows the compensation earned, paid or accrued in each of the last three fiscal years to Pep Boys' Chief Executive Officer, our three other executive officers in position at the end of fiscal 2004 and our former President & CFO. These executives are referred to herein as the "named executive officers."

Summary Compensation Table

		Annual Compensation		Long Term Compensation Awards		
Name and Principal Position	**Fiscal Year**	**Salary ($)**	**Bonus ($)**	**Restricted Stock Award ($)[a]**	**Securities Underlying Options (#)**	**All Other Comp. ($)[b]**
Lawrence N. Stevenson	2004	900,000	305,200	999,151	125,000	315,268
Chairman & CEO[c]	2003	590,614	1,130,000	—	919,540	43,399
Hal Smith	2004	414,615	95,100	599,500	25,000	199,927[e]
EVP – Merchandising & Marketing[d]	2003	206,922	190,000	—	150,000	303
Mark L. Page	2004	360,493	54,100	59,950	2,500	19,018
SVP – Service Center	2003	343,077	242,880	—	15,000	4,350
Operations	2002	334,038	109,780	—	25,000	1,710
Harry F. Yanowitz	2004	326,654	74,200	359,700	15,000	71,313
SVP – CFO[f]	2003	181,393	221,000	—	125,000	13,869
George Babich, Jr.	2004	554,800	—	119,900	5,000	5,878,981[h]
Former President &	2003	513,708	463,500	—	50,000	8,816
CFO[g]	2002	480,769	193,500	—	300,000	6,295

(a) For fiscal 2004, represents the value of restricted stock units on their date of grant. All restricted stock units vest 20% on their date of grant and additional 20% on each of the next four anniversaries of the date of grant and receive dividend equivalents – for fiscal 2004: Stevenson $8,437; Smith – $5,063; Page – $506; Yanowitz – $3,038; and Babich $1,013. As of the end of fiscal 2004, the named executive officers held the following number of restricted stock units having the values indicated based on the closing market price of a share of Pep Boys' Stock on January 28, 2005 ($16.50): Stevenson – 41,666 ($687,489); Smith – 25,000 ($412,500); Page – 2,500 ($41,250); and Yanowitz – 15,000 ($247,500).

(b) For fiscal 2004 includes the following dollar amounts (i) contributed under the defined contribution portion of Pep Boys Executive Supplemental Retirement Plan: Stevenson – $246,150; Smith – $92,625; and Yanowitz – $49,850 (Mr. Page participates in the defined benefit portion of such plan, see "– Pension Plans."); (ii) contributed (company match) under Pep Boys' Deferred Compensation Plan: Stevenson – $61,040; Smith – $19,020; Page – $10,820; and Yanowitz – $14,840; (iii) contributed/distributed (company match) in connection with Pep Boys 401(k) Savings Plan: Stevenson – $6,500; Smith – $5,988; Page – $6,501; Yanowitz – $6,353; and Babich – $6,501; and (iv) representing group term life insurance premiums: Stevenson – $1,578; Smith – $2,624; Page – $1,697; Yanowitz – $270; and Babich – $1,827.

(c) Mr. Stevenson joined Pep Boys effective April 28, 2003.

(d) Mr. Smith joined Pep Boys effective August 1, 2003.

(e) Also includes $79,670 for reimbursement of certain relocation expenses.

(f) Mr. Yanowitz joined Pep Boys effective June 9, 2003.

(g) Mr. Babich resigned on January 7, 2005.

(h) Also includes $1,856,377 in contractual obligations, $1,014,276 in benefits due under Pep Boys Executive Supplemental Retirement Plan and $3,000,000 for the repurchase of outstanding stock options, paid to Mr. Babich in connection with his resignation.

Employment Agreements with the Named Executive Officers

Chief Executive Officer. We have an employment agreement with Mr. Stevenson retaining him through April 28, 2006. The agreement automatically renews for successive one-year terms, unless either party provides a notice of non-renewal at least two months prior to its then scheduled expiration date. The agreement provides Mr. Stevenson with (i) a position consistent with the authority and responsibilities of a Chief Executive Officer, (ii) an annual base salary equal to or greater than $900,000, (iii) annual threshold, target and maximum bonus opportunities equal to 50%, 100% and 150%, respectively, of his base salary and (iv) benefits generally available to Pep Boys' other senior officers. Upon termination of the agreement by Pep Boys "without cause" or by Mr. Stevenson "with good reason" (including following a change in control), Mr. Stevenson will continue to receive his base salary, target bonus and other benefits for the otherwise remaining term of the agreement and all of his then outstanding unvested equity grants will become fully vested. During his employment and for two years thereafter, Mr. Stevenson has agreed to customary covenants against competition.

Senior Vice President—Chief Financial Officer. We have an employment agreement with Mr. Yanowitz retaining him through June 9, 2006. The agreement automatically renews for successive one-year terms, unless either party provides a notice of non-renewal at least two months prior to its then scheduled expiration date. The agreement provides Mr. Yanowitz with (i) a position consistent with the authority and responsibilities of a Senior Vice President, (ii) an annual base salary equal to or greater than $300,000, (iii) an annual target bonus opportunity equal to 45% of his base salary and (iv) benefits generally available to Pep Boys' other senior officers. Upon termination of the agreement by Pep Boys "without cause" or by Mr. Yanowitz "with good reason" (including following a change in control), Mr. Yanowitz will continue to receive his base salary, target bonus and other benefits for the otherwise remaining term of the agreement and all of his then outstanding unvested equity grants will become fully vested. During his employment and for two years thereafter, Mr. Yanowitz has agreed to customary covenants against competition.

Change in Control Agreements. We also have agreements with Messrs. Smith and Page that become effective upon a change in control of Pep Boys. Following a change in control, these employment agreements become effective for two years and provide these executives with a positions and responsibilities, base and incentive compensation and benefits equal or greater to those provided immediately prior to the change in control. In addition, we are obligated to pay any excise tax imposed by Section 4999 of the Internal Revenue Code (a parachute payment excise tax) on a change in control payment made to a named executive officer. A trust agreement has been established to better assure the named executive officers of the satisfaction of Pep Boys' obligations under their employment agreements following a change in control.

Non-Competition Agreements. In exchange for a severance payment equal to one year's base salary upon the termination of their employment without cause, each of Messrs. Smith and Page has agreed to customary covenants against competition during their employment and for one year thereafter.

Stock Option Grants

The following table shows information about stock options granted to the named executive officers during fiscal 2004.

Stock Option Grants in Last Fiscal Year

Name	Individual Grants: Number of Securities Underlying Options Granted (#)[a]	% of Total Options Granted to Employees in Fiscal Year (%)[b]	Exercise or Base Price ($/Share)	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term: 5% ($)	10% ($)
Lawrence N. Stevenson	125,000	50.6	23.42	03/03/11	1,191,786	2,777,369
Hal Smith	25,000	10.1	23.42	03/03/11	238,357	555,474
Mark L. Page	2,500	1.0	23.42	03/03/11	23,836	55,547
Harry F. Yanowitz	15,000	6.1	23.42	03/03/11	143,014	333,284
George Babich, Jr.	5,000	2.0	23.42	03/03/11	47,671	111,095

(a) The stock options were granted at a price equal to the fair market value on the date of grant with 20% exercisable immediately and an additional 20% exercisable on each of the next four anniversaries of the grant date.

(b) In fiscal 2004, options to purchase 247,250 shares of Pep Boys Stock were granted to 30 employees.

Stock Option Exercises and Holdings

The following table shows information about stock options exercised during fiscal 2004 by the named executive officers and the number and value of stock options held by them on January 29, 2005.

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Stock Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#): Exercisable	Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[a]: Exercisable	Unexercisable
Lawrence N. Stevenson	—	—	392,816	651,724	2,868,965	4,303,447
Hal Smith	—	—	65,000	110,000	42,500	76,500
Mark L. Page	3,100	64,205	233,100	26,000	164,978	80,100
Harry F. Yanowitz	—	—	53,000	87,000	303,750	455,625
George Babich, Jr.	25,000	409,979	—	—	—	—

(a) Based on the New York Stock Exchange composite closing price as published by Yahoo, Inc. for the last business day of fiscal 2004 ($16.50).

Human Resources Committee Interlocks and Insider Participation

None of the members of the Human Resources Committee is or has been our employee or has any other relationships of a nature required to be disclosed in this Proxy Statement.

Performance Graph

The following graph compares the cumulative total return on shares of Pep Boys Stock over the past five fiscal years with the cumulative total return on shares of companies in (1) the Standard & Poor's SmallCap 600 Index and (2) an industry peer group including the following retail companies currently in the 600 Index: Aaron Rents, Cost Plus, Group 1 Automotive, Guitar Center, Hancock Fabrics, Haverty Furniture, Hibbett Sporting Goods, Jo-Ann Stores, Linens 'n Things, Movie Gallery, Select Comfort Corp, Sonic Automotive, TBC Corp, Tractor Supply and Zale Corp. The comparison assumes that $100 was invested in January 2000 in Pep Boys Stock and in each of the peer group indices and assumes reinvestment of dividends.

Comparison of Five-Year Cumulative Total Return Among Pep Boys, the S&P 600 SmallCap Index and the S&P 600 Specialty Stores Group



$350
$325
$300
$275
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
PEP BOYS
S&P SMALLCAP 600 INDEX
S&P 600 SPECIALTY STORES

	Jan 2000	Jan 2001	Jan 2002	Jan 2003	Jan 2004	Jan 2005
PEP BOYS	$100	$ 68	$236	$156	$337	$256
S&P SMALLCAP 600 INDEX	$100	$117	$121	$100	$147	$168
S&P 600 SPECIALTY STORES	$100	$120	$174	$145	$238	$218

Source: Standard & Poor's

Report of the Human Resources Committee of the Board of Directors on Executive Compensation

The Human Resources (formerly Compensation) Committee is comprised of three independent directors. The Human Resources Committee reviews and recommends to the Board of Directors compensation for the named executive officers and our other officers (those executives holding a Vice President or senior position). For fiscal year 2004, executive compensation consisted primarily of base salaries, bonuses, long-term incentives (options and restricted stock units or RSUs) and retirement plan contributions.

Base Salary. Base salaries are reviewed annually to properly reflect the experience, performance and scope of responsibility of the executives and to ensure that the salaries are at levels that are appropriate to attract and retain high quality individuals. The Human Resources Committee recommended, and the full Board of Directors approved, the increases in the base salaries of the named executive officers to their fiscal 2004 levels based upon subjective determinations taking into account these criteria.

Bonuses. The Human Resources Committee is empowered to effectuate, administer and interpret the Annual Incentive Bonus Plan. Such power includes the authority to amend, extend or terminate the plan including the ability to change award periods and determine the timing of bonus payments. The Human Resources Committee establishes the bonus targets, performance goals and any other measures necessary to meet the objectives of the Annual Incentive Bonus Plan.

In order to determine the bonuses to be granted under the plan for the upcoming fiscal year, the Human Resources Committee annually selects the categories to be used to measure Pep Boys' (and commencing with fiscal 2005, the named executive officers' performance), sets target performance levels for each chosen category and establishes the relative weight to be given to each chosen category. For fiscal 2004, the Human Resources Committee selected earnings per share, gross sales and gross profit as the categories to be used to measure our performance.

For fiscal 2004, the Chief Executive Officer's bonus was based solely upon Pep Boys' performance. The other named executive officers' bonuses were based both upon Pep Boys' performance and the executive's individual performance. Pep Boys' performance is measured by comparing the Company's actual performance to the performance targets established by the Human Resources Committee for the applicable fiscal year. Individual performance is measured by evaluating an executive's performance against previously established goals for the executive and his areas of responsibility for the applicable fiscal year. The Human Resources Committee recommended, and the full Board of Directors approved, bonus payments to each of the named executive officers, other than Mr. Babich who resigned during fiscal 2004, on account of their service during fiscal 2004.

Long-Term Incentives. Pep Boys believes that compensation through equity grants directly aligns the interests of management with that of its shareholders—long-term growth in the price of Pep Boys Stock. The Stock Incentive Plans allow for the grant of non-qualified and incentive stock options at exercise prices equal to the fair market value of Pep Boys Stock on the date of grant and the grant of restricted stock units or RSUs. In fiscal 2004, Messrs. Stevenson, Smith, Page and Yanowitz were granted non-qualified granted stock options and RSUs to reflect their individual performances during fiscal 2003. All of the stock options expire seven years from the date of grant and become exercisable in 20% installments over four years beginning on the date of grant. All of the RSUs vest in 20% increments over four years beginning on the date of grant. The Human Resources Committee recommended, and the full Board of Directors approved, all such equity grants.

Retirement Plans. In order to assist with discrimination testing and benefit our non-officer employees, in fiscal 2004, we further limited the contributions our officers could make under our 401(k) Savings Plan as well as company matching contributions for the benefit of our officers. In order to assist our officers with their retirement savings, we adopted a non-qualified deferred compensation plan that allows them to defer up to 20% of their annual salary and 100% of their annual bonus. In order to further encourage share ownership and more directly align the interests of management with that of its shareholders, the first 20% of an officer's bonus deferred into Pep Boys Stock is matched by us on a one-for-one basis with Pep Boys stock that vests over three years. The shares required to satisfy distributions of voluntary bonus deferrals and the accompanying match in Pep Boys Stock are issued under the Stock Incentive Plans.

In order to minimize the uncertainty associated with our obligations under our defined benefit Executive Supplemental Retirement Plan, or SERP (see "—Pension Plans—Executive Supplemental Retirement Plan"), that are required to be accounted for using certain actuarial assumptions, in fiscal 2004, we made certain amendments to the SERP. The defined benefit portion of the SERP provides a retirement benefit based upon a participant's years of service and average compensation, which benefit (and our resulting obligation) is not fixed until the participant's retirement. To minimize this uncertainty, participation in the defined benefit portion of the SERP was frozen for all unvested and new SERP participants. Unvested participants were given the opportunity to waive their frozen accrued defined benefits in exchange for the right to receive future defined contributions under the SERP. Officers who waived their frozen accrued defined benefits and future officers receive fixed annual contributions to a retirement account maintained under the SERP based upon their age and then current compensation. Vested participants remain in the defined benefit portion of the SERP and continue to accrue additional benefits. Of the named executive officers, Messrs. Stevenson, Smith and Yanowitz participate in the defined contribution portion of the SERP, while Mr. Page participates in the defined benefit portion of the SERP.

Tax Matters. Generally, annual compensation payable to executive officers must not exceed $1 million in the aggregate during any year to be fully deductible under Section 162(m) of the Internal Revenue Code. The 1999 Plan is structured with the intention that stock option grants thereunder qualify as "performance based" compensation that is not subject to the $1 million deductibility limit under Section 162(m). In addition, in fiscal 2004, the Annual Incentive Bonus Plan was amended to have bonuses payable to executive officers thereunder qualify as "performance based" compensation that is not subject to the $1 million deductibility limit under Section 162(m). However, in order to effectively compete for the acquisition and retention of top executive talent, Pep Boys believes that it must have the flexibility to pay salary and bonus compensation that may not be fully deductible under Section 162(m). Accordingly, the Human Resources Committee retains the authority to authorize payments that may not be deductible under Section 162(m) if it believes that such payments are in the best interests of Pep Boys and its shareholders. All compensation earned by the named executive officers, other than the Chief Executive Officer, for fiscal 2004 was fully deductible.

This report is submitted by the Human Resources Committee:

William Leonard (Chairman)
Peter A. Bassi
Malcolmn D. Pryor

Pension Plans

Qualified Defined Benefit Pension Plan. We have a qualified defined benefit pension plan for all employees hired prior to February 2, 1992. Future benefit accruals on behalf of all participants were frozen under this plan as of December 31, 1996. Benefits payable under this plan are calculated based on the participant's compensation (base salary plus accrued bonus) over the last five years of the participant's employment by Pep Boys and the number of years of participation in the plan. Benefits payable under this plan are not subject to deduction for Social Security or other offset amounts. The maximum annual benefit for any employee under this plan is $20,000.

The following table shows the benefits available, at normal retirement age, accrued to the named executive officers eligible to participate under the qualified defined benefit pension plan.

Name	Annualized Benefit($)
Mark L. Page	$19,162

Executive Supplemental Retirement Plan. As discussed above, our SERP includes a defined benefit portion for certain participants. Mr. Page is the only named executive officer participating in the defined benefit portion of the SERP. Benefits paid to a participant under the qualified defined pension plan will be deducted from the benefits otherwise payable under the SERP. Except as described in the immediately preceding sentence, benefits under the SERP are not subject to deduction for Social Security or other offset amounts. Benefits under the SERP generally vest after four years of participation.

Normal retirement defined benefits are based upon the average compensation (base salary plus accrued bonus) of an executive during the five years that yield the highest benefit. The annual death benefit is equal to 50% of the participant's base salary on the date of his death, payable until the later of 15 years immediately following the date of death or the participant's normal retirement date. This plan also provides for a lump sum distribution of the present value of a participant's accrued defined benefits following termination of employment in connection with a change in control of Pep Boys. A trust agreement has been established to better assure the executive officers of the satisfaction of Pep Boys' obligations under this plan following a change in control.

Aggregate Benefit Under Both Plans. The following chart shows, based on the highest average compensation for the appropriate time period, the approximate aggregate annual benefit under both plans, commencing at the employee's normal retirement date (age 65 under the SERP) and generally payable:

- for unmarried participants, at 100% (of the amounts specified below) for the longer of ten years or life
- for married participants, at 100% during the participant's life and at 50% during the participant's surviving spouse's life

The maximum years of service for which a participant will receive credit under the pension plans is 25.

Pension Plan Table

Average Included Compensation	Estimated Annual Retirement Income ($) Years of Service				
	5	10	15	20	25
400,000.	40,000	80,000	120,000	160,000	200,000
600,000.	60,000	120,000	180,000	240,000	300,000
800,000.	80,000	160,000	240,000	320,000	400,000
1,000,000.	100,000	200,000	300,000	400,000	500,000
1,200,000.	120,000	240,000	360,000	480,000	600,000
1,400,000.	140,000	280,000	420,000	560,000	700,000
1,600,000.	160,000	320,000	480,000	640,000	800,000
1,800,000.	180,000	360,000	540,000	720,000	900,000

Mr. Page, the only named executive officer currently participating under the defined benefit portion of the SERP, is credited with 25 years of service thereunder.

(ITEM 2) PROPOSAL TO APPROVE THE APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors, upon the recommendation of the Audit Committee, has appointed the firm of Deloitte & Touche LLP to serve as our independent auditors with respect to the consolidated financial statements of Pep Boys and its subsidiaries for fiscal 2005. Deloitte & Touche LLP served as our independent auditors for fiscal 2004.

A representative of Deloitte & Touche LLP is expected to be present at the meeting and will have the opportunity to make a statement if he or she desires to do so. The representative is also expected to be available to respond to appropriate questions of shareholders.

If the shareholders do not ratify the appointment of Deloitte & Touche LLP, other independent auditors recommended by the Audit Committee will be considered by the Board of Directors.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF THE INDEPENDENT AUDITORS

(ITEM 3) SHAREHOLDER PROPOSAL REGARDING OUR SHAREHOLDER RIGHTS PLAN

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278 has notified us that he intends to introduce the following resolution at the meeting:

"RESOLVED: Redeem or Vote Poison Pill. Shareholders ask our Board of Directors to redeem any poison pill, unless such poison pill is approved by the affirmative vote of holders of a majority of shares present and voting as a separate ballot item, to be held as soon as may be practicable.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal topic for the third consecutive year.

74% Yes – Vote

We as shareholders repeatedly voted in support of this topic:

Year	*Rate of Support*
2003	68%
2004	74%

61% Yes – Vote

This topic also won an impressive 61% yes-vote at 50 major companies in 2004. The Council of Institutional Investors www.cii.org whose members have invested $3 trillion, recommends:

- Adoption of this proposal topic.
- Adoption of proposals, which wins one majority shareholder vote. We have given our Board two unanswered majority votes on this topic.

Institutional Shareholder Services Takes Hard Line Against Poison Pills

ISS, the nation's largest proxy-advisor firm, recommended against "dead hand" poison pills like ours at Pep Boys. Such "dead hand" pills can be altered only by the directors who first established them.
CBS MarketWatch, Dec. 8, 2004

Pills Entrench Current Management

Poison pills entrench the current management, even when it's doing a poor job. Poison pills water down shareholders' votes and deprive them of a meaningful voice.
"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The Potential of an Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.
Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

I believe that the reason for the above RESOLVED step is reinforced by viewing our overall corporate governance, which is not impeccable. For instance in 2004 it was reported (and concerns are highlighted):

- The Corporate Library, an independent investment research firm in Portland, Maine rated our company:
  "D" in CEO Compensation
  "D" in Shareholder Responsiveness
- Our board failed to respond affirmatively to our 68% and 74% shareholder votes in 2003 and 2004 on the same topic as this proposal.
- We had no Independent Chairman – independence concern.
- The chairman of our key Audit Committee owned only 2,000 shares – after 13 years to accumulate stock as a director.
- Our Chairman was allowed to hold 4 director seats each – over extension concern.
- One Director had 34 years tenure – independence concern.
- 2002 CEO pay of $6 million including stock option grants.
  Source: *Executive Pay Watch Database*,
  http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
- If CEO pay is excessive – concern that our board is weak in CEO oversight.
- Our Board had no formal governance policy.

Stock Value

If a poison pill makes our stock difficult to sell – our stock may have less value.

Redeem or Vote Poison Pill
Yes on 3"

PEP BOYS' STATEMENT IN OPPOSITION TO THE FOREGOING SHAREHOLDER PROPOSAL

The Board of Directors originally adopted our Shareholder Rights Plan in December 1987 and renewed and updated it in December 1997 to protect and maximize the value of every shareholder's investment in Pep Boys. In response to Mr. Chevedden's previously submitted proposals, the Board of Directors re-evaluated our Shareholder Rights Plan and consulted with outside counsel before determining that its maintenance remained in the best interest of our shareholders.

In response to this year's proposal, the Board of Directors appointed a special committee of independent Directors to evaluate our Shareholder Rights Plan. To assist in its evaluation, the Committee consulted with outside counsel and our primary investment bankers. The Committee's evaluation included a thorough evaluation of the plan, as a whole, and each of its operative provisions in the context of the current mergers & acquisitions environment, other abusive takeover protections present or available to us and those protections utilized by our peer group.

Our Shareholder Rights Plan is designed to strengthen the Board's ability, in the exercise of its fiduciary duties, to protect our shareholders against abusive takeover tactics and to ensure that each shareholder is treated fairly in any transaction involving a change in control of Pep Boys. The Shareholder Rights Plan does not prevent potential purchasers from making offers that would be in the best interest of our shareholders, nor is it a deterrent to a shareholder's initiation of a proxy contest. Instead, it encourages any potential purchaser to negotiate directly with the Board of Directors, who is in the best position to evaluate the adequacy and fairness of a proposed offer on behalf of all shareholders.

In response to Mr. Chevedden's specific supporting statements for the shareholder proposal, many of which are factually incorrect, you should be aware of the following:

While the Board of Directors recognizes that shareholders have previously voted in favor of the recommendation that Pep Boys should not maintain our Shareholder Rights Plan unless such maintenance is submitted to a shareholder vote, the Board of Directors does not believe that such recommendation is in the best interest of all of its shareholders. Instead, submitting our Shareholder Rights Plan to a shareholder vote would allow potential purchasers to greatly influence the outcome of any such vote in a manner that would benefit the potential purchaser at the expense of other shareholders.

Our Shareholder Rights Plan does not contain a so-called "dead hand" provision that can only be amended or redeemed by those directors who first established the plan. In fact, our Shareholder Rights Plan provides for its amendment or redemption, at any time, by our "Independent Directors" (those Directors not affiliated with the potential acquirer).

Pep Boys is proud of its long-standing commitment to our shareholders' best interests and corporate governance, demonstrated, by the fact that:

- all of our directors, except our Chief Executive Officer, are independent
- all committees of the Board of Directors consist solely of independent directors
- all directors are subject to re-election annually
- we have been active in adding new and diversified experience to our Board – seven new members since 2002
- we have adopted formal Codes of Ethics and Conduct, as posted on our website
- we have appointed an "independent" Presiding Director

The Board of Directors is charged to consider and protect each and every one of its shareholders, not a select few. For the foregoing reasons, the Board of Directors continues to believe that the Shareholder Rights Plan is one of several initiatives that it has adopted to ensure that the best interests of all shareholders are protected and that our Shareholder Rights Plan should be retained.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THE FOREGOING SHAREHOLDER PROPOSAL

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% Holders to file initial reports of ownership and reports of changes in ownership of Pep Boys Stock. Based solely upon a review of copies of such reports, we believe that during fiscal 2004, our directors, executive officers and 10% Holders complied with all applicable Section 16(a) filing requirements.

COST OF SOLICITATION OF PROXIES

The expense of the solicitation of the proxies, including the cost of preparing and distributing material, the handling and tabulation of proxies received and charges of brokerage houses and other institutions in forwarding such documents to beneficial owners, will be paid by us. In addition to the mailing of the proxy materials, solicitations may be made in person or by telephone by our directors, officers or employees or independent parties engaged to solicit proxies.

PROPOSALS OF SHAREHOLDERS

All proposals which any shareholder wishes to present at the 2006 Annual Meeting and to have included in the next Board of Directors' proxy materials relating to that meeting must be received no later than December 24, 2005. Such proposals should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

Our by-laws provide an alternative procedure for submitting shareholder proposals. While a shareholder proposal submitted in accordance with the following procedures may be presented at a meeting, such proposal is not required to be included in any Board of Directors' proxy materials relating to that meeting. In order to present an item of business at a shareholders' meeting, a shareholder's notice must be received by us not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received by us within ten days of the date of such public announcement will be considered timely. The shareholder's notice should be sent to:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

The shareholder's notice shall set forth all of the following information:

- the name and address of the shareholder
- a representation that the shareholder intends to appear in person or by proxy at the meeting
- a general description of each item of business proposed to be brought before the meeting

The presiding officer of the meeting may refuse to consider any business attempted to be brought before any shareholder meeting that does not comply with these procedures.

ANNUAL REPORT ON FORM 10-K

WE WILL PROVIDE, FREE OF CHARGE, UPON THE WRITTEN REQUEST OF ANY PERSON SOLICITED BY THE PROXY STATEMENT, A COPY OF OUR ANNUAL REPORT ON FORM 10-K (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR OUR MOST RECENT FISCAL YEAR. SUCH WRITTEN REQUEST SHOULD BE DIRECTED TO:

Pep Boys
3111 West Allegheny Avenue
Philadelphia, PA 19132
Attention: Secretary

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APPENDIX A

PEP BOYS—MANNY, MOE & JACK
AUDIT COMMITTEE CHARTER

The Board of Directors of The Pep Boys — Manny, Moe & Jack ("Company") has adopted this updated Charter for its Audit Committee ("Committee") effective for its fiscal year commencing January 30, 2005.

I. COMPOSITION

The Committee shall be comprised of at least three (3) non-management directors designated by the Board of Directors, each of whom shall be generally knowledgeable in financial and auditing matters, as determined by the Board of Directors, and shall otherwise comply with the independence requirements of the New York Stock Exchange, Inc. In addition, at least one member of the Committee must have accounting or related financial management expertise, as determined by the Board of Directors. One member shall be appointed Committee Chairman by the Board of Directors. The Committee and its Chairman immediately prior to the adoption of this Charter shall continue to serve in those capacities until the Board of Directors determines otherwise.

II. AUTHORITY

The Committee is authorized to carry out the responsibilities set forth in this Charter and any other assignments requested by the Board of Directors. The Committee shall have full access to the Company's books, records, facilities and personnel (including, without limitation, direct access to the Company's internal auditor) to carry out its responsibilities and is authorized to retain persons or entities having special competence to assist the Committee in fulfilling its responsibilities, after notice to the Chairman of the Board or Chief Executive Officer. The Committee shall have access to the Company's outside counsel for advice and information.

III. PURPOSE

The Committee shall assist the Board of Directors in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company, and the sufficiency of auditing relating thereto. The Committee is to serve as a focal point for communication among the Board of Directors, the Company's independent auditors and management, as the respective duties of such groups, or their constituent members, relate to the Company's financial accounting and reporting and to its internal controls.

The Committee is not intended to be part of the Company's operational or managerial decision making process. The Company's management, and not the Committee or the independent auditors, is responsible for producing the Company's financial statements and reports and for instituting and maintaining internal controls. The independent auditors are responsible for attesting to the fair presentation of the financial statements in accordance with generally accepted accounting principles and upon the adequacy of the Company's internal controls.

IV. MEETINGS

4.1 *Number.* The Committee is to meet at least four times per year, and as many other times as the Board of Directors, the Committee or the Committee Chairman deems necessary. The Committee may meet or otherwise take action in the same manner or manners as may the Board of Directors.

4.2 *Attendance.* The Committee or the Chairman of the Committee may request that member(s) of management and representatives of the independent auditors be present at meetings of the Committee as well as outside experts or counsel, if appropriate.

4.3 *Minutes.* Minutes of each Committee Meeting are to be prepared and sent to Committee members.

V. SPECIFIC DUTIES

The Audit Committee is to perform the following duties:

5.1 *Communication.* Inform the independent auditors and management that they may communicate with the Committee, directly or through its Chairman, at any time with respect to any matters which he or she reasonably believes are related to the Committee's responsibilities.

5.2 *Internal Controls.* Review with management and the independent auditors the Company's policies and procedures to seek assurance as to the adequacy of internal controls.

5.3 *Annual Audit Process.*

(a) *Selection of Independent Auditors.* Inquire as to the independence of the independent auditors and obtain from the independent auditors, on a periodic basis, a formal written statement delineating all relationships between the independent auditors and the Company. In addition, the Committee shall review the extent of non-audit services, including without limitation any management consultant and other fee arrangements, provided by the independent auditors in relation to the objectivity needed in the independent audit and recommend that the Board of Directors take appropriate action in response to the independent auditors' written statement to satisfy the Board of Directors as the independent auditors' independence. Determine Committee's recommendation to the Board of Directors on whether to retain or replace the independent auditors. Conduct, with management, the selection process in the event the independent auditors are to be replaced. The independent auditors shall be accountable to the Committee and the Board of Directors.

(b) *Scope of Audit.* Discuss with management and the independent auditors and approve, prior to the commencement of the audit, the scope and general extent of the independent auditors' audit examination, including review of their engagement letter and the costs and fees for the audit. The Committee should be provided by the independent auditors with an explanation of the factors considered by the auditors in determining the audit scope, including, among other things, the attestation of the assessment of internal controls.

(c) *Post-Audit Review.* Subsequent to the completion of the audit for the last fiscal year, the Committee should conduct a post-audit review which shall include a review of the independent auditors' report to the Committee, and management's response thereto (including private meetings with the independent auditors as appropriate); and a review with management and the independent auditors of any matters relating to the audit, the financial statements for the fiscal year and the assessment of internal controls that may be of interest to the Committee in fulfilling its obligation to oversee the financial reporting process for which management is responsible.

5.4 *Financial Reporting.*

(a) *Annual Report.*

(i) Upon or near completion of the annual audit, review with management and the independent auditors, the proposed audited financial results for the fiscal year and the assessment of internal controls, prior to their release to the public. This review should encompass, among other things, the matters required to be discussed under Statement of Auditing Standards No. 61 and consideration of the Company's accounting principles as applied in its financial reporting, including a review of particularly sensitive accounting estimates, reserves and accruals, judgmental areas, audit adjustments (whether or not recorded), and other such inquiries as the Committee or the independent auditors shall deem appropriate. Based on such review, the Committee shall make its recommendation to the Board as to the inclusion of the Company's audited financial statements and assessment of internal controls in the Company's Annual Report on Form 10-K.

(ii) The completed financial statements of the Company, including notes to the financial statements and management's discussion and analysis and its assessment of internal controls, will be circulated to the members of the Audit Committee as part of the Company's annual report on Form 10-K, in advance of filing the Form 10-K with the SEC, to enable members of the Audit Committee to discuss with management and the independent auditors any questions arising in connection with their review of those financial statements and the assessment of internal controls.

(b) *Quarterly Reports.* Review with management and the independent auditors, the proposed unaudited financial results and assessment of internal controls for the applicable fiscal quarter, prior to their release to the public. The results of such reviews shall be reported and reviewed at each quarterly meeting of the Board of Directors. Management is expected to inform the Committee in advance of any proposed significant changes in accounting or financial reporting practices or of any other unusual events that could have a significant impact on the Company's quarterly financial statements.

(c) *Proxy Statement.* In accordance with the regulations promulgated by the SEC, prepare and submit to management any reports required to be included in the Company's Proxy Statement for the applicable fiscal year.

5.5 *Whistleblower Line.* Oversee the Company's maintenance of an anonymous telephone hotline for the reporting by all of the Company's employees of employee dishonesty, theft, embezzlement, fraudulent refunding or merchandise handouts and questionable accounting or auditing activities.

5.6 *Audit Committee Charter.* Review and update the Committee's charter annually

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended January 29, 2005

OR

☐ **Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ______ to ______

Commission file number 1-3381

The Pep Boys—Manny, Moe & Jack
(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	**23-0962915** (I.R.S. employer identification no.)
3111 West Allegheny Avenue, Philadelphia, PA (Address of principal executive office)	**19132** (Zip code)

215-430-9000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	**New York Stock Exchange**
Common Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act) Yes ☒ No ☐

As of the close of business on July 30, 2004, the aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $1,110,925,468.

As of April 2, 2005, there were 55,280,719 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, which will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the Company's fiscal year, for the Company's Annual Meeting of Shareholders presently scheduled to be held on June 8, 2005 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1 BUSINESS

GENERAL

The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") is a leading automotive retail and service chain. The Company operates in one industry, the automotive aftermarket. The Company is engaged principally in the retail sale of automotive parts, tires and accessories, automotive repairs and maintenance and the installation of parts. The Company's primary operating unit is its SUPERCENTER format. As of January 29, 2005, the Company operated 595 stores consisting of 584 SUPERCENTERS and one SERVICE & TIRE CENTER, having an aggregate of 6,181 service bays, as well as 10 non-service/non-tire format PEP BOYS EXPRESS stores. The Company operates approximately 12,207,000 gross square feet of retail space, including service bays. The SUPERCENTERS average approximately 20,700 square feet and the 10 PEP BOYS EXPRESS stores average approximately 9,700 square feet. The Company believes that its unique SUPERCENTER format offers the broadest capabilities in the industry and positions the Company to gain market share and increase its profitability by serving "do-it-yourself" (retail) and "do-it-for-me" (service labor, installed merchandise and tires) customers with the highest quality merchandise and service offerings.

The following table sets forth the percentage of total revenues from continuing operations contributed by each class of similar products or services for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein:

Year ended	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
Parts and Accessories	67.7%	65.2%	64.9%
Tires	14.3	15.8	16.0
Total Merchandise Sales	82.0	81.0	80.9
Service	18.0	19.0	19.1
Total Revenues	100.0%	100.0%	100.0%

As of January 29, 2005 the Company operated its stores in 36 states and Puerto Rico. The following table indicates, by state, the number of stores the Company had in operation at the end of fiscal 2000, 2001, 2002, 2003 and 2004, and the number of stores opened and closed by the Company during each of the last four fiscal years:

NUMBER OF STORES AT END OF FISCAL YEARS 2000 THROUGH 2004

State	2000 Year End	Opened	Closed	2001 Year End	Opened	Closed	2002 Year End	Opened	Closed	2003 Year End	Opened	Closed	2004 Year End
Alabama	1	—	—	1	—	—	1	—	—	1	—	—	1
Arizona	23	—	—	23	—	—	23	—	1	22	—	—	22
Arkansas	1	—	—	1	—	—	1	—	—	1	—	—	1
California	135	—	—	135	—	1	134	—	12	122	—	—	122
Colorado	8	—	—	8	—	—	8	—	—	8	—	—	8
Connecticut	8	—	—	8	—	—	8	—	—	8	—	—	8
Delaware	6	—	—	6	—	—	6	—	—	6	—	—	6
Florida	47	—	—	47	—	—	47	—	4	43	—	—	43
Georgia	26	—	—	26	—	—	26	—	1	25	—	—	25
Illinois	24	—	—	24	—	—	24	—	1	23	—	—	23
Indiana	9	—	—	9	—	—	9	—	—	9	—	—	9
Kansas	2	—	—	2	—	—	2	—	—	2	—	—	2
Kentucky	4	—	—	4	—	—	4	—	—	4	—	—	4
Louisiana	10	—	—	10	—	—	10	—	—	10	—	—	10
Maine	1	—	—	1	—	—	1	—	—	1	—	—	1
Maryland	19	—	—	19	—	—	19	—	—	19	—	—	19
Massachusetts	8	—	—	8	—	—	8	—	1	7	—	—	7
Michigan	7	—	—	7	—	—	7	—	—	7	—	—	7
Minnesota	3	—	—	3	—	—	3	—	—	3	—	—	3
Missouri	1	—	—	1	—	—	1	—	—	1	—	—	1
Nevada	12	—	—	12	—	—	12	—	—	12	—	—	12
New Hampshire	4	—	—	4	—	—	4	—	—	4	—	—	4
New Jersey	28	—	—	28	1	—	29	—	1	28	—	—	28
New Mexico	8	—	—	8	—	—	8	—	—	8	—	—	8
New York	29	1	—	30	1	—	31	—	2	29	—	—	29
North Carolina	11	—	—	11	—	—	11	—	1	10	—	—	10
Ohio	13	—	—	13	—	—	13	—	1	12	—	—	12
Oklahoma	6	—	—	6	—	—	6	—	—	6	—	—	6
Pennsylvania	46	—	1	45	—	—	45	—	3	42	—	—	42
Puerto Rico	27	—	—	27	—	—	27	—	—	27	—	—	27
Rhode Island	3	—	—	3	—	—	3	—	—	3	—	—	3
South Carolina	6	—	—	6	—	—	6	—	—	6	—	—	6
Tennessee	7	—	—	7	—	—	7	—	—	7	—	—	7
Texas	60	—	—	60	—	—	60	—	5	55	—	—	55
Utah	6	—	—	6	—	—	6	—	—	6	—	—	6
Virginia	17	—	—	17	—	—	17	—	1	16	—	—	16
Washington	2	—	—	2	—	—	2	—	—	2	—	—	2
Total	628	1	1	628	2	1	629	—	34	595	—	—	595

STORE IMPROVEMENTS

In fiscal 2004, the Company incurred approximately $94,000,000 to maintain and improve its stores. A portion of these expenditures resulted from the Company's store redesign plan designed to better link its retail and service businesses, to promote cross-selling and improve the overall customer experience. In fiscal 2004, the Company remodeled and grand reopened 17 stores. An additional 122 stores were in the process of being remodeled at year end. These 122 stores plus between 100–150 additional stores are expected to be remodeled and grand reopened in fiscal 2005.

In fiscal 2006 we expect to remodel and grand reopen an additional 200-250 stores with the balance expected to be completed in 2007. The Company expects to fund the redesign plan from net cash generated from operating activities, its existing line of credit and a portion of the proceeds from its financing activities in fiscal 2004.

PRODUCTS AND SERVICES

Each Pep Boys SUPERCENTER and PEP BOYS EXPRESS store carries a similar product line, with variations based on the number and type of cars registered in the markets where the store is located. A full complement of inventory at a typical SUPERCENTER includes an average of approximately 23,000 items (approximately 21,000 items at a PEP BOYS EXPRESS store). The Company's automotive product line includes: tires (not stocked at PEP BOYS EXPRESS stores); batteries; new and remanufactured parts for domestic and import vehicles; chemicals and maintenance items; fashion, electronic, and performance accessories; personal transportation merchandise; and garage and repair shop merchandise.

In addition to offering a wide variety of high quality name brand products, the Company sells an array of high quality products under various private label names. The Company sells tires under the names CORNELL® and FUTURA®; and batteries under the name PROSTART®. The Company also sells wheel covers under the name FUTURA®; water pumps and cooling system parts under the name PROCOOL®; air filters, anti-freeze, chemicals, cv axles, lubricants, oil, oil filters, oil treatments, transmission fluids and wiper blades under the name PROLINE®; alternators, battery booster packs and starters under the name PROSTART®; power steering hoses and power steering pumps under the name PROSTEER®; brakes under the name PROSTOP®; and paints under the name VARSITY®. All products sold by the Company under various private label names accounted for approximately 26% of the Company's merchandise sales in fiscal 2004, and approximately 33% in fiscal 2003 and 2002.

The Company has service bays in 585 of its 595 locations. While each service department has the ability to perform virtually all types of automotive service (except body work), the Company continuously evaluates the types of services it offers, focusing on the most profitable maintenance services.

The Company's commercial automotive parts delivery program, branded PEP EXPRESS PARTS®, is designed to increase the Company's market share with the professional installer and to leverage its inventory investment. The program satisfies the installed merchandise customer by taking advantage of the breadth and quality of its parts inventory as well as its experience supplying its own service bays and mechanics. As of January 29, 2005, 484, or approximately 81%, of the Company's stores provide commercial parts delivery.

The Company has a point-of-sale system in all of its stores, which gathers sales and gross profit data by stock-keeping unit from each store on a daily basis. This information is then used by the Company to help formulate its pricing, marketing and merchandising strategies. The Company has an electronic parts catalog and an electronic commercial invoicing system in all of its stores. The Company has an electronic work order system in all of its service centers. This system creates a service history for each vehicle, provides customers with a comprehensive sales document and enables the Company to maintain a service customer database.

The Company primarily uses an "Everyday Low Price" (EDLP) strategy in establishing its selling prices. Management believes that EDLP provides better value to its customers on a day-to-day basis, helps level customer demand and allows more efficient management of inventories. On a weekly basis, the Company employs a promotional pricing strategy on select items to drive increased customer traffic.

The Company uses various forms of advertising to promote its category-dominant product offering, its state-of-the-art service and repair capabilities and its commitment to customer service and satisfaction. The Company is committed to an effective promotional schedule with a weekly circular program, extra-effort promotions supported by Run of Paper (ROP) and radio and television advertising during highly seasonal times of the year and various in-store promotions. The Company uses a substantial amount of vendor co-op funds in support of its advertising program.

In fiscal 2004, approximately 44% of the Company's total revenues were cash transactions (including personal checks) with the remainder being credit and debit card transactions and commercial credit accounts.

The Company does not experience significant seasonal fluctuation in the generation of its revenues.

STORE OPERATIONS AND MANAGEMENT

All Pep Boys stores are open seven days a week. On the first day of fiscal 2005, the Company separated its field organization into separate Retail and Service organizations. The new structure provides for each SUPERCENTER to have a Retail Manager and Service Manager (PEP BOYS EXPRESS STORES only have a Retail Manager) who report up through a distinct organization of Area Directors, Divisional Vice Presidents, and Senior Vice Presidents specializing in operating their respective businesses. The Senior Vice Presidents report directly to our Chief Executive Officer who also serves as the Company's Chief Operations Officer. A Retail Manager's and a Service Manager's average length of service with the Company is approximately 8 and 5 years, respectively.

Supervision and control over the individual stores are facilitated by means of the Company's computer system, operational handbooks and regular visits to the individual stores by Area Directors and Divisional Vice Presidents. All of the Company's advertising, accounting, purchasing, management information systems, and most of its administrative functions are conducted at its corporate headquarters in Philadelphia, Pennsylvania. Certain administrative functions for the Company's western, southwestern, southeastern, mid-western and Puerto Rican operations are performed at various regional offices of the Company. See "Properties."

INVENTORY CONTROL AND DISTRIBUTION

Most of the Company's merchandise is distributed to its stores from its warehouses primarily by dedicated and contract carriers. Target levels of inventory for each product have been established for each of the Company's warehouses and stores and are based upon prior shipment history, sales trends and seasonal demand. Inventory on hand is compared to the target levels on a weekly basis at each warehouse. If the inventory on hand at a warehouse is below the target levels, the Company's buyers order merchandise from its suppliers.

Each Pep Boys store has an automatic inventory replenishment system that automatically orders additional inventory when a store's inventory on hand falls below the target levels. In addition, the Company's centralized buying system, coupled with continued advancement in its warehouse and distribution systems, has enhanced the Company's ability to control its inventory.

SUPPLIERS

During fiscal 2004, the Company's ten largest suppliers accounted for approximately 40% of the merchandise purchased by the Company. No single supplier accounted for more than 14% of the Company's purchases. The Company has no long-term contracts under which the Company is required to purchase merchandise. Management believes that the relationships the Company has established with its suppliers are generally good.

In the past, the Company has not experienced difficulty in obtaining satisfactory sources of supply and believes that adequate alternative sources of supply exist, at substantially similar cost, for virtually all types of merchandise sold in its stores.

COMPETITION

The business of the Company is highly competitive. The Company encounters competition from nationwide and regional chains and from local independent merchants. The Company's competitors include general, full range, discount or traditional department stores which carry automotive parts and accessories and/or have automotive service centers, as well as specialized automotive retailers similar to the Company. Generally, the specialized automotive retailers focus on either the "do-it-yourself" or "do-it-for-me" areas of the business. The Company believes that its operation in both the "do-it-yourself" and "do-it-for-me" areas of the business positively differentiates it from most of its competitors. However, certain competitors are larger in terms of sales volume, store size, and/or number of stores. Therefore, these competitors have access to greater capital and management resources and have been operating longer in particular geographic areas than the Company.

Although the Company's competition varies by geographic area, the Company believes that it generally has a favorable competitive position in terms of depth and breadth of product line, price, quality of personnel and customer service.

The Company believes that the warranty policies in connection with the higher priced items it sells, such as tires, batteries, brake linings and other major automotive parts and accessories, are comparable or superior to those of its competitors.

REGULATION

The Company is subject to various federal, state and local laws and governmental regulations relating to the operation of its business, including those governing the handling, storage and disposal of hazardous substances contained in the products it sells and uses in its service bays, the recycling of batteries, tires and used lubricants, and the ownership and operation of real property.

EMPLOYEES

At January 29, 2005, the Company employed 20,781 persons as follows:

Description	Full-time	%	Part-time	%	Total	%
Retail	6,371	45.4	4,773	70.5	11,144	53.6
Service Center	6,036	43.1	1,834	27.1	7,870	37.9
STORE TOTAL	12,407	88.5	6,607	97.6	19,014	91.5
Warehouses	654	4.7	141	2.1	795	3.8
Offices	954	6.8	18	0.3	972	4.7
TOTAL EMPLOYEES	14,015	100.0	6,766	100.0	20,781	100.0

The Company had no union employees as of January 29, 2005. At the end of fiscal 2003, the Company employed approximately 13,819 full-time and 7,512 part-time employees.

RISK FACTORS

Our business faces significant risks. The risks described below may not be the only risks we face. If any of the events or circumstances described as risks below actually occurs, our business, results of operations or financial condition could be materially and adversely affected.

Risks Related to Pep Boys

If we are unable to generate sufficient cash flows from our operations, our liquidity will suffer and we may be unable to satisfy our obligations.

We require significant capital to fund our business. While we believe we have the ability to sufficiently fund our planned operations and capital expenditures for the balance of fiscal year 2005, circumstances could arise that would materially affect our liquidity. For example, cash flows from our operations could be affected by changes in consumer spending habits or the failure to maintain favorable vendor payment terms or our inability to successfully implement sales growth initiatives. We may be unsuccessful in securing alternative financing when needed, on terms that we consider acceptable, or at all.

The degree to which we are leveraged could have important consequences to your investment in our securities, including the following risks:

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future;
- a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available for other purposes;
- our failure to comply with the financial and other restrictive covenants governing our debt, which, among other things, require us to maintain financial ratios and limit our ability to incur additional debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or our prospects; and
- if we are substantially more leveraged than some of our competitors, we might be at a competitive disadvantage to those competitors that have lower debt service obligations and significantly greater operating and financial flexibility than we do.

We depend on our relationships with our vendors and a disruption of these relationships or of our vendors' operations could have a material adverse effect on our business and results of operations.

Our business depends on developing and maintaining productive relationships with our vendors. Many factors outside our control may harm these relationships. For example, financial difficulties that some of our vendors may face may increase the cost of the products we purchase from them. In addition, our failure to promptly pay, or order sufficient quantities of inventory from our vendors may increase the cost of products we purchase or may lead to vendors refusing to sell products to us at all. The recent trend towards consolidation among automotive parts suppliers may also disrupt our relationships with some vendors. A disruption of our vendor relationships or a disruption in our vendors' operations could have a material adverse effect on our business and results of operations.

We depend on our senior management team and our other personnel, and we face substantial competition for qualified personnel.

Our success depends on the efforts of our senior management team. Our continued success will also depend upon our ability to retain existing, and attract additional, qualified field personnel to meet our needs. We face substantial competition, both from within and outside of the automotive aftermarket to retain and attract qualified personnel. In addition, we believe that the number of qualified automotive service technicians in the industry is generally insufficient to meet demand.

We face possible adverse changes in tax laws.

From time to time changes in state and local tax laws or regulations are enacted, which may increase our tax liability. The shortfalls in tax revenues for states and municipalities in recent years have led and may continue to lead to an increase in the frequency and scope of such changes and to increases in the number of tax audits initiated by such jurisdictions, particularly with respect to large and well-known retailers. We also face the risk that tax authorities may challenge certain aspects of our acquisition, operation or disposition of properties. If such challenges are successful, we may be required to pay additional taxes on our assets or income and may be assessed interest and penalties on such additional taxes. These increased tax costs could adversely affect our financial condition and results of operations and our ability to make interest payments to holders of the notes.

We are subject to environmental laws and may be subject to environmental liabilities that could have a material adverse effect on us in the future.

We are subject to various federal, state and local laws and governmental regulations relating to the operation of our business, including those governing the handling, storage and disposal of hazardous substances contained in the products we sell and use in our service bays, the recycling of batteries, tires and used lubricants, and the ownership and operation of real property. As a result of investigations undertaken in connection with a number of our store acquisitions and financings, we are aware that soil or groundwater may be contaminated at some of our properties. Any failure by us to comply with environmental laws and regulations could have a material adverse effect on us.

Risks Related to Our Industry

Our industry is highly competitive, and price competition in some categories of the automotive aftermarket or a loss of trust in our participation in the "do-it-for-me" market, could cause a material decline in our revenues and earnings.

The automotive aftermarket retail and service industry is highly competitive and subjects us to a wide variety of competitors. We compete primarily with the following types of businesses in each category of the automotive aftermarket:

Do-It-Yourself

Retail

- automotive parts and accessories stores;
- automobile dealers that supply manufacturer replacement parts and accessories; and
- mass merchandisers and wholesale clubs that sell automotive products.

Do-It-For-Me

Service Labor

- regional and local full service automotive repair shops;
- automobile dealers that provide repair and maintenance services;
- national and regional (including franchised) tire retailers that provide additional automotive repair and maintenance services; and
- national and regional (including franchised) specialized automotive (such as exhaust, brake and transmission) repair facilities that provide additional automotive repair and maintenance services.

Installed Merchandise/Commercial

- mass merchandisers, wholesalers and jobbers (some of which are associated with national parts distributors or associations).

Tire Sales

- national and regional (including franchised) tire retailers; and
- mass merchandisers and wholesale clubs that sell tires.

A number of our competitors have more financial resources, are more geographically diverse or have better name recognition than we do, which might place us at a competitive disadvantage to those competitors. Because we seek to offer competitive prices, if our competitors reduce their prices we may also be forced to reduce our prices, which could cause a material decline in our revenues and earnings and hinder our ability to service our debt.

With respect to the service labor category, the majority of consumers are unfamiliar with their vehicle's mechanical operation and, as a result, often select a service provider based on trust. Potential occurrences of negative publicity associated with the Pep Boys brand, the products we sell or installation or repairs performed in our service bays, whether or not factually accurate, could cause consumers to lose confidence in our products and services in the short or long term, and cause them to choose our competitors for their automotive service needs.

Vehicle miles driven may decrease, resulting in a decline of our revenues and negatively affecting our results of operations.

Our industry depends on the number of vehicle miles driven. Factors that may cause the number of vehicle miles and our revenues and our results of operations to decrease include:

- the weather—as vehicle maintenance may be deferred during periods of inclement weather;
- the economy—as during periods of poor economic conditions, customers may defer vehicle maintenance or repair, and during periods of good economic conditions, consumers may opt to purchase new vehicles rather than service the vehicles they currently own and replace worn or damaged parts;
- gas prices—as increases in gas prices may deter consumers from using their vehicles; and

- travel patterns—as changes in travel patterns may cause consumers to rely more heavily on train and airplane transportation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein, including in Item 1 "Business" and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations", constitute "forward-looking statements" within the meaning of The Private Securities Litigation Reform Act of 1995. The words "guidance," "expects," "anticipates," "estimates," "forecasts" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements include management's expectations regarding future financial performance, automotive aftermarket trends, levels of competition, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and litigation. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Our actual results may differ materially from the results discussed in the forward-looking statements due to factors beyond our control, including the strength of the national and regional economies, retail and commercial consumers' ability to spend, the health of the various sectors of the automotive aftermarket, the weather in geographical regions with a high concentration of our stores, competitive pricing, the location and number of competitors' stores, product and labor costs and the additional factors described in our filings with the Securities and Exchange Commission ("SEC"). We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

SEC REPORTING

We electronically file certain documents with, or furnish such documents to, the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with any related amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. From time-to-time, we may also file registration and related statements pertaining to equity or debt offerings. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file or furnish documents electronically with the SEC.

We provide free electronic access to our annual, quarterly and current reports (and all amendments to these reports) on our Internet website, www.pepboys.com. These reports are available on our website as soon as reasonably practicable after we electronically file or furnish such materials with or to the SEC. Information on our website does not constitute part of this Annual Report, and any references to our website herein are intended as inactive textual references only. You may also contact our investor relations department at 215-430-9720 for copies of these reports free of charge.

Our Code of Ethics, the Board of Directors Code of Conduct and the charters of our audit, human resources and nominating and governance committees may be found under the About Pep Boys—Corporate Governance section of our website. A copy of the corporate governance materials is available upon written request.

EXECUTIVE OFFICERS OF THE COMPANY

The following table indicates the names, ages and tenures with the Company and positions (together with the year of election to such positions) of the executive officers of the Company:

Name	Age	Tenure with Company	Position with the Company and Date of Election to Position
Lawrence N. Stevenson	48	1 year, 10 months	Chairman since September 2004 and Chief Executive Officer since May 2003
Harold L. Smith	54	1 year, 8 months	Executive Vice President—Merchandising & Marketing since August 2003
Mark S. Bacon	41	1 month	Senior Vice President—Retail Operations since February 2005
Mark L. Page	48	29 years	Senior Vice President—Service Center Operations since February 2005
Harry F. Yanowitz	38	1 year, 9 months	Senior Vice President—Chief Financial Officer since August 2004

Lawrence N. Stevenson, Chairman and Chief Executive Officer, joined Pep Boys in May 2003 after having most recently served as the CEO of Chapters, Canada's largest book retailer. Prior to his seven years at Chapters, Mr. Stevenson spent nine years with Bain & Company, which included serving as the Managing Director of their Canadian operation.

Harold L. Smith, Executive Vice President—Merchandising & Marketing, joined the Company in August 2003 after most recently serving in such capacity for CSK Auto. Prior to CSK Auto, Mr. Smith held various executive positions with companies such as Bass Pro Shops and The Home Depot.

Mark S. Bacon, Senior Vice President—Retail Operations, joined the Company in February 2005 after most recently serving as Senior Vice President, Sales and Operations for Staples. Prior to joining Staples, Mr. Bacon held various operations positions with companies such as Wal-Mart and Hills Stores.

Mark L. Page was named Senior Vice President—Service Center Operations in February 2005 and has been a Senior Vice President of the Company since March 1993. Since June 1975, Mr. Page has served the Company in various store operations positions of increasing seniority.

Harry F. Yanowitz was named Senior Vice President—Chief Financial Officer in August 2004. Mr. Yanowitz joined the Company in June 2003 as Senior Vice President—Strategy & Business Development after having most recently served as Managing Director of Sherpa Investments, a private investment firm. Previously, he was President of Chapters during Mr. Stevenson's tenure. Prior to joining Chapters, Mr. Yanowitz was a consultant with Bain & Company.

Each of the officers serves at the pleasure of the Board of Directors of the Company.

ITEM 2 PROPERTIES

The Company owns its five-story, approximately 300,000 square foot corporate headquarters in Philadelphia, Pennsylvania. The Company also owns the following administrative regional offices—approximately 4,000 square feet of space in each of Melrose Park, Illinois and Bayamon, Puerto Rico. In addition, the Company leases approximately 4,000 square feet of space for administrative regional offices in each of Decatur, Georgia and Richardson, Texas. The Company owns a three-story, approximately 60,000 square foot structure in Los Angeles, California in which it occupies 7,200 square feet and sublets the remaining square footage to tenants.

Of the 595 store locations operated by the Company at January 29, 2005, 326 are owned and 269 are leased.

The following table sets forth certain information regarding the owned and leased warehouse space utilized by the Company for its 595 store locations at January 29, 2005:

Warehouse Location	Products Warehoused	Square Footage	Owned or Leased	Stores Serviced	States Serviced
Los Angeles, CA	All except tires	216,000	Leased	151	AZ, CA, NM, NV, UT, WA
Los Angeles, CA	Tires/parts	73,000	Leased	151	AZ, CA, NM, NV, UT, WA
Los Angeles, CA	All except tires	137,000	Leased	151	AZ, CA, NM, NV, UT, WA
Atlanta, GA	All	392,000	Owned	133	AL, FL, GA, LA, NC, PR, SC, TN, VA
Mesquite, TX	All	244,000	Owned	91	AR, AZ, CO, LA, NM, OK, TX
Plainfield, IN	All	403,000	Leased	78	IL, IN, KS, KY, MI, MN, MO, OH, OK, PA, TN, VA
Chester, NY	All	400,400	Leased	142	CT, DE, MA, MD, ME, NH, NJ, NY, PA, RI, VA
Total		1,865,400			

In January 2005, the Company sold its 216,000 square foot Los Angeles, California distribution center and leased it back for temporary use. In April 2004, the Company entered into a lease for a 600,000 square foot distribution center in San Bernadino, California that is being built by the landlord. Upon completion of this distribution center, expected in May 2005, the Company will terminate its three existing Los Angeles, California distribution center/warehouse leases and consolidate its California warehouse operations into the new facility. The Company also utilizes approximately 1,100,000 aggregate cubic feet of outside storage space to store certain of its imported merchandise items. The Company anticipates that its existing and future warehouse space and its access to outside storage will accommodate inventory necessary to support future store expansion and any increase in stock-keeping units through the end of fiscal 2005.

ITEM 3 LEGAL PROCEEDINGS

An action entitled "Tomas Diaz Rodriguez; Energy Tech Corporation v. Pep Boys Corporation; Manny, Moe & Jack Corp. Puerto Rico, Inc. d/b/a Pep Boys" was previously instituted against the Company in the Court of First Instance of Puerto Rico, Bayamon Superior Division on March 15, 2002. The action was subsequently removed to, and is currently pending in, the United States District Court for the District of Puerto Rico. Plaintiffs are distributors of a product that claims to improve gas mileage. The plaintiffs alleged that the Company entered into an agreement with them to act as the exclusive retailer of the product in Puerto Rico that was breached when the Company determined to stop selling the product. On March 29, 2004, the Company's motion for summary judgment was granted and the case was dismissed. The plaintiff has appealed.

The Company is also party to various other actions and claims, including purported class actions, arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with the foregoing matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year ended January 29, 2005.

PART II

ITEM 5 MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of The Pep Boys—Manny, Moe & Jack is listed on the New York Stock Exchange under the symbol "PBY". There were 6,834 registered shareholders as of April 2, 2005. The following table sets forth for the periods listed, the high and low sale prices and the cash dividends paid on the Company's common stock.

MARKET PRICE PER SHARE

	Market Price Per Share		Cash Dividends
Fiscal year ended January 29, 2005	**High**	**Low**	**Per Share**
Fourth Quarter	$17.24	$13.06	$0.0675
Third Quarter	20.70	11.83	0.0675
Second Quarter	28.10	20.36	0.0675
First Quarter	29.37	21.29	0.0675
Fiscal year ended January 31, 2004			
Fourth Quarter	$23.99	$18.53	$0.0675
Third Quarter	19.94	14.05	0.0675
Second Quarter	15.90	8.54	0.0675
First Quarter	10.69	6.00	0.0675

It is the present intention of the Company's Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends will be determined by the Board of Directors in its sole discretion and will depend upon the earnings, financial condition and capital needs of the Company and other factors which the Board of Directors deems relevant.

REPURCHASE OF COMMON STOCK

The following table sets forth information with respect to repurchases of our common stock for the quarter ended January 29, 2005:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announcing Plans or Programs[(1)]	Maximum Dollar Value That May Yet Be Purchased Under the Plans or Programs[(1)(2)]
November 2004	59,000	$14.00	59,000	$60,282,000

(1) All repurchases referenced in this table were made on the open market at prevailing market rates plus related expenses under our stock repurchase program, which was authorized by our Board of Directors and publicly announced on September 9, 2004, for a maximum of $100 million in common stock expiring September 8, 2005.

(2) Excludes expenses.

EQUITY COMPENSATION PLANS

The following table sets forth the Company's shares authorized for issuance under its equity compensation plans at January 29, 2005:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average price of outstanding options (excluding securities reflected in column (a)) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,541,961	$16.98	2,065,128
Equity compensation plans not approved by security holders	174,540[(1)]	$ 8.70	—
Total	5,716,501	$16.72	2,065,128

(1) Inducement options granted to the current CEO in connection with his hire.

ITEM 6 SELECTED FINANCIAL DATA

The following tables set forth the selected financial data for the Company and should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere herein.

(dollar amounts are in thousands except share data)

Year ended	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001
STATEMENT OF OPERATIONS DATA					
Merchandise sales	$ 1,863,015	$ 1,728,386	$ 1,697,628	$ 1,707,190	$ 1,891,046
Service revenue	409,881	405,884	400,149	403,505	444,233
Total revenues	2,272,896	2,134,270	2,097,777	2,110,695	2,335,279
Gross profit from merchandise sales	529,719	486,026[(1)]	509,611[(2)]	494,237[(3)]	434,227[(4)]
Gross profit from service revenue	92,739	94,762[(1)]	100,355[(2)]	99,381[(3)]	76,799[(4)]
Total gross profit	622,458	580,788[(1)]	609,966[(2)]	593,618[(3)]	511,026[(4)]
Selling, general and administrative expenses	547,336	569,834[(1)]	504,163[(2)]	497,798[(3)]	542,077[(4)]
Operating profit (loss)	75,122	10,954[(1)]	105,803[(2)]	95,820[(3)]	(31,051)[(4)]
Non-operating income	1,824	3,340	3,097	4,623	7,314
Interest expense	35,965	38,255	47,237	53,709	59,718
Earnings (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	40,981	(23,961)[(1)]	61,663[(2)]	46,734[(3)]	(83,456)[(4)]
Net earnings (loss) from continuing operations before cumulative effect of change in accounting principle	25,666	(15,145)[(1)]	38,881[(2)]	30,030[(3)]	(52,976)[(4)]
(Loss) earnings from discontinued operations, net of tax	(2,087)	(16,265)	587	337	(382)
Cumulative effect of change in accounting principle, net of tax	—	(2,484)	—	—	—
Net earnings (loss)	23,579	(33,894)[(1)]	39,468[(2)]	30,367[(3)]	(53,358)[(4)]
BALANCE SHEET DATA					
Working capital	$ 180,651	$ 76,227	$ 130,680	$ 115,201	$ 130,861
Current ratio	1.27 to 1	1.10 to 1	1.24 to 1	1.21 to 1	1.23 to 1
Merchandise inventories	$ 602,760	$ 553,562	$ 488,882	$ 519,473	$ 547,735
Property and equipment-net	945,031	923,209	974,673	1,008,697	1,091,955
Total assets	1,867,023	1,778,046	1,741,650	1,755,990	1,863,995
Long-term debt (includes all convertible debt)	471,682	408,016	525,577	544,418	654,194
Total stockholders' equity	653,456	569,734	605,880	578,010	559,954
DATA PER COMMON SHARE					
Basic earnings (loss) from continuing operations before cumulative effect of change in accounting principle	$ 0.46	$ (0.29)[(1)]	$ 0.75[(2)]	$ 0.58[(3)]	$ (1.04)[(4)]
Basic earnings (loss)	0.42	(0.65)[(1)]	0.77[(2)]	0.59[(3)]	(1.04)[(4)]
Diluted earnings (loss) from continuing operations before cumulative effect of change in accounting principle	0.45	(0.29)[(1)]	0.73[(2)]	0.58[(3)]	(1.04)[(4)]
Diluted net earnings (loss)	0.41	(0.65)[(1)]	0.74[(2)]	0.58[(3)]	(1.04)[(4)]
Cash dividends	0.27	0.27	0.27	0.27	0.27
Stockholders' equity	11.87	10.79	11.73	11.24	10.92
Common share price range:					
High	29.37	23.99	19.38	18.48	7.69
Low	11.83	6.00	8.75	4.40	3.31
OTHER STATISTICS					
Return on average stockholders' equity	3.9%	(5.8)%	6.7%	5.3%	(9.0)%
Common shares issued and outstanding	55,056,641	52,787,148	51,644,578	51,430,861	51,260,663
Capital expenditures	$ 103,766	$ 43,262	$ 43,911	$ 25,375	$ 57,336
Number of retail outlets	595	595	629	628	628
Number of service bays	6,181	6,181	6,527	6,507	6,498

(1) Includes pretax charges of $88,980 related to corporate restructuring and other one-time events of which $29,308 reduced gross profit from merchandise sales, $3,278 reduced gross profit from service revenue and $56,394 was included in selling, general and administrative expenses.

(2) Includes pretax charges of $2,529 related to the Profit Enhancement Plan of which $2,014 reduced the gross profit from merchandise sales, $491 reduced gross profit from service revenue and $24 was included in selling, general and administrative expenses.

(3) Includes pretax charges of $5,197 related to the Profit Enhancement Plan of which $4,169 reduced the gross profit from merchandise sales, $813 reduced gross profit from service revenue and $215 was included in selling, general and administrative expenses.

(4) Includes pretax charges of $70,872 related to the Profit Enhancement Plan of which $63,389 reduced the gross profit from merchandise sales, $4,855 reduced gross profit from service revenue and $2,628 was included in selling, general and administrative expenses.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Introduction

Pep Boys is a leader in the automotive aftermarket, with 595 stores and more than 6,000 service bays located throughout 36 states and Puerto Rico. All of our stores feature the nationally recognized Pep Boys brand name, established through more than 80 years of providing high-quality automotive merchandise and services, and are company-owned, ensuring chain-wide consistency for our customers. We are the only national chain offering automotive service, accessories, tires and parts under one roof, positioning us to achieve our goal of becoming the category dominant one-stop shop for automotive maintenance and accessories.

Of its 595 stores, 584 are what we call SUPERCENTERS, which feature an average of 11 state-of-the-art service bays, with an average of more than 20,000 square feet per SUPERCENTER. Our store size allows us to display and sell a more complete offering of merchandise in a wider array of categories than our competitors, with a focus on the high-growth accessories segment and a comprehensive tire offering. We leverage this investment in inventory through our ability to install what we sell in our service bays and by offering this merchandise to both commercial and retail customers.

We had total revenues of $2,272,896,000 and operating profit of $75,122,000 in fiscal 2004. For the fifty-two weeks ended January 29, 2005 our comparative sales increased by 6.6% compared to 1.6% and (0.7%) for the fifty-two weeks ended January 31, 2004 and February 1, 2003, respectively. This increase in comparable sales is due primarily to new product offerings.

During 2004, we were able to reduce our total debt and increase our cash and cash equivalents by $12,515,000 and $21,774,000, respectively. This was accomplished through several financing activities along with net cash provided by operating activities. These financing activities consisted of a $115,000,000 common stock offering and a $200,000,000 Senior Subordinated Note offering. The proceeds of these financings were used to repay debt and applied to our store redesign plan described below. Since 1950, we have paid a quarterly cash dividend on an uninterrupted basis, and we are currently paying an annual dividend of $0.27 per share.

We continued to reinvest in our existing stores to completely redesign their interiors and enhance their exterior appeal. Our new interior design features four distinct merchandising worlds: accessories (fashion, electronic and performance merchandise), maintenance (hard parts and chemicals), garage (repair shop and travel) and service (including tire, wheel and accessory installation). We believe that this layout provides customers with a clear and concise way of finding what they need and will promote cross-selling. In most of our stores, we will move our service desks and waiting areas inside the retail stores adjacent to our tire offering displays. Modifications to the exterior of our stores are designed to increase customer traffic.

On the first day of fiscal 2005, the Company separated its field organization into separate Retail and Service organizations. The restructuring, which allows the Company to hire management employees with industry specific experience in retail or service, is expected to sharpen the focus on each side of the business thereby improving overall profitability.

Business Strategy

Our strategy to become the category dominant one-stop shop for automotive maintenance and accessories includes:

- *Improving Our Merchandising Capabilities.* We will continue to fill our stores with a new and flexible merchandising mix designed to increase customer traffic. We will take advantage of our industry-leading average retail square footage to improve and intensify its merchandise displays. We utilize product-specific advertising to highlight promotional items and pricing, primarily through weekly print advertising.

- *Enhancing Our Stores.* We continue to reinvest in our existing stores to completely redesign our interiors and enhance their exterior appeal. We believe that this layout will provide customers with a clear and concise way of finding what they need and will promote cross-selling.

- *Focusing Our Service Offering and Introducing Name Brand Tires.* We continue to build upon the competitive advantage that our service offering provides over our parts-only competitors by sharpening our focus on the most profitable maintenance services and introducing name brand tires. By narrowing our service offering, we believe that we can improve our financial performance, both by eliminating less profitable heavy repair services and by better managing the skills of our staff. In addition, the introduction of name brand tires is expected to attract more customers and to help establish those customer relationships earlier in the post-warranty period of their car's life.

- *New Store Growth.* We expect new store growth to begin in fiscal 2006. This growth will focus primarily upon increasing penetration in our existing markets to further leverage our investments. We are likely to grow our total number of service bays through a combination of acquisitions and building new stores. The format of these new stores is likely to include both SUPERCENTERS and a service-only format that will utilize existing SUPERCENTERS for most of their inventory needs.

The following discussion explains the material changes in our results of operations for the fifty-two weeks ended January 29, 2005, January 31, 2004 and February 1, 2003.

CAPITAL & LIQUIDITY

Capital Resources and Needs

The Company's cash requirements arise principally from the capital expenditures related to existing stores, offices and warehouses and to purchase inventory. The primary capital expenditures for fiscal 2004 were attributed to capital maintenance of the Company's existing stores and offices, including store redesigns. The Company opened no new stores in fiscal 2004 or 2003 compared with two new stores in fiscal 2002. In fiscal 2004, with proceeds from a $115,000,000 common stock offering and a $200,000,000 Senior Subordinated Note offering offset, in part, by increased capital expenditures and an increase in merchandise inventories, the Company decreased its debt by $12,515,000 and increased its cash and cash equivalents by $21,774,000. In fiscal 2003, with an increase in capital expenditures and decrease in accounts payable offset, in part, by a decrease in merchandise inventories, the Company decreased its debt by $102,380,000 and increased its cash and cash equivalents by $18,214,000. In fiscal 2002, with a decrease in merchandise inventories coupled with decreased levels of capital expenditures and an increase in accounts payable, the Company decreased its debt by $41,574,000 and increased its cash and cash equivalents by $26,789,000. The Company has no plans to open any new stores in fiscal 2005. Management estimates capital expenditures relating to existing stores, warehouses and offices and the acquisition of new store sites during fiscal 2005 will be between $110,000,000 and $120,000,000. The Company anticipates that its net cash provided by operating activities, its existing line of credit (the availability of which was increased by $55,100,000), and the remaining portion of the proceeds of its 2004 financings will exceed its principal cash requirements in fiscal 2005.

In fiscal 2004, merchandise inventories increased as the Company continued initiatives begun in fiscal 2003 designed to improve the overall product mix of its stores. The new products average a higher carrying cost per product, which caused an increase in merchandise inventories despite no change in the average number of stock-keeping units per store (approximately 23,000). In fiscal 2003, merchandise inventories also increased with the commencement of new merchandising initiatives. The new products averaged a higher carrying cost per product, which caused an increase in merchandise inventories even though the Company decreased the average number of stock-keeping units per store to approximately 23,000 in fiscal 2003, compared to 24,000 in fiscal 2002.

The Company's working capital was $180,651,000 at January 29, 2005, $76,227,000 at January 31, 2004, and $130,680,000 at February 1, 2003. The Company's long-term debt, as a percentage of its total capitalization, was 42% at January 29, 2005, 42% at January 31, 2004 and 47% at February 1, 2003. As of January 29, 2005, the Company had a $357,500,000 line of credit, with an availability of approximately $222,000,000.

In the third quarter of 2003, the Company reached an agreement, through binding arbitration, to settle the consolidated action entitled "Dubrow et al vs. The Pep Boys—Manny Moe & Jack". The Company's legal reserves increased by $20,057,000 in fiscal 2003 to account for the estimated settlement payment. The two consolidated actions, originally filed on March 29, 2000 and July 25, 2000 in the California Superior Court in Orange County, involved former and current store management employees who claimed that they were improperly classified as exempt from the overtime provisions of California law and sought to be compensated for all overtime hours worked. The Company made final payments of $26,582,000 in satisfaction of the settlement in the first quarter of fiscal 2004 from its legal reserves recorded in accrued expenses on the Company's Consolidated Balance Sheet.

In the third quarter of fiscal 2004, the Company announced a share repurchase program for up to $100,000,000 of our common shares. Under the program, the Company may repurchase its shares of common stock in the open market or in privately negotiated transactions, from time to time prior to September 8, 2005. As of January 29, 2005, the Company had repurchased a total of 3,077,000 shares at an average cost of $12.91 ($39,718,000).

Contractual Obligations

The following chart represents the Company's total contractual obligations and commercial commitments as of January 29, 2005

(dollar amounts in thousands) Obligation	Total	Due in less than 1 year	Due in 1–3 years	Due in 3–5 years	Due after 5 years
Long-term debt[1]	$ 512,142	$ 40,460	$163,246	$ 8,152	$300,284
Operating leases	471,028	59,039	112,021	80,524	219,444
Expected scheduled interest payments on all long-term debt	253,119	34,098	77,121	65,760	76,140
Capital leases	422	422	—	—	—
Unconditional purchase obligation	7,009	7,009	—	—	—
Total cash obligations	$1,243,720	$141,028	$352,388	$154,436	$595,868

(1) Long-term debt includes current maturities.

The table excludes our pension obligation. We made voluntary contributions of $1,819,000, $14,043,000 and $6,766,000 to our pension plans in fiscal 2004, 2003, and 2002, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates. We expect contributions to approximate $1,100,000 in fiscal 2005. See Note 10 of Notes to Consolidated Financial Statements in "Item 8 Financial Statements and Supplementary Data" for further discussion of our pension plans.

(dollar amounts in thousands) Commercial Commitments	Total	Due in less than 1 year	Due in 1–3 years	Due in 3–5 years	Due after 5 years
Import letters of credit	$ 960	$ 960	$ —	$ —	$ —
Standby letters of credit	35,493	35,493	—	—	—
Surety bonds	4,442	4,442	—	—	—
Total commercial commitments	$40,895	$40,895	$ —	$ —	$ —

Long-term Debt

In January 2005, the Company repurchased, in private transactions, $31,000,000 aggregate principal amount of its 4.25% Convertible Senior Notes due June 1, 2007, with proceeds from the Company's 7.50% Senior Subordinated Notes offering.

On December 14, 2004, the Company issued $200,000,000 aggregate principal amount of 7.50% Senior Subordinated Notes due December 15, 2014. These notes are unsecured and jointly and severally guaranteed by its wholly-owned direct and indirect operating subsidiaries, The Pep Boys—Manny, Moe and Jack of California, Pep Boys—Manny, Moe and Jack of Delaware, Inc., Pep Boys — Manny, Moe and Jack of Puerto Rico, Inc. and PBY Corporation. Interest on the notes is payable on June 15 and December 15 starting on June 15, 2005.

On December 2, 2004, the Company further amended its amended and restated line of credit agreement. The amendment increased the amount available for borrowings to $357,500,000, with the ability, upon satisfaction of certain conditions, to increase such amount to $400,000,000. The amendment also reduced the interest rate under the agreement to the London Interbank Offered Rate ("LIBOR") plus 1.75% from LIBOR plus 2.0%. After June 1, 2005, the rate reduces to LIBOR plus 1.50%, subject to 0.25% incremental increases as excess availability falls below $50,000,000. The amendment also provided the flexibility, upon satisfaction of certain conditions, to release up to $99,000,000 of reserves required as of December 2, 2004 to support certain operating leases. This reserve was reduced to $76,401,378 on December 2, 2004. Finally, the amendment extended the term of the agreement through December 2009. The weighted average interest rate on borrowings under the line of credit agreement was 4.1% and 3.4% at January 29, 2005 and January 31, 2004, respectively.

In December 2004, the Company repurchased, through a tender offer, $59,556,000 aggregate principal amount of its 7.00% Senior Notes due June 1, 2005 with proceeds from the Company's 7.50% Senior Subordinated Notes offering. In the second quarter of 2004, the Company reclassified the $100,000,000 aggregate principal amount of the 7.00% Senior Notes then outstanding to current liabilities on the consolidated balance sheet.

Upon maturity on November 5, 2004, the Company retired the remaining $16,000,000 aggregate principal amount of its 6.67% Medium-Term Notes with cash from operations and its existing line of credit. In the fourth quarter of fiscal 2003, the Company reclassified the $16,000,000 aggregate principal amount of these Notes then outstanding to current liabilities on the balance sheet.

Upon maturity on November 3, 2004, the Company retired the remaining $30,000,000 aggregate principal amount of its 6.71% Medium-Term Notes with cash from operations and its existing line of credit. In the second quarter of fiscal 2004, the Company repurchased, on the open market, $5,000,000 aggregate principal amount of the 6.71% Medium-Term Notes with cash from operations. In the fourth quarter of 2003, the Company reclassified the $35,000,000 aggregate principal amount of these Notes then outstanding to current liabilities on the balance sheet.

On April 1, 2004, the Company prepaid $22,419,000 in aggregate principal amount of the outstanding Senior Secured Credit Facility (equipment and real estate) with proceeds from the Company's March 2004 common stock offering.

In the first quarter of fiscal 2004, the Company repurchased, on the open market, $32,000,000 aggregate principal amount of its 6.75% Medium-Term Notes due March 10, 2004 and $25,000,000 aggregate principal amount of its 6.65% Medium-Term Notes due March 3, 2004. Within the first quarter of fiscal 2003, the Company reclassified the $32,000,000 aggregate principal amount of the 6.75% Medium-Term Notes then outstanding and the $25,000,000 aggregate principal amount of the 6.65% Medium-Term Notes then outstanding to current liabilities on the consolidated balance sheet.

In the first quarter of fiscal 2004, the Company entered into arrangements with certain of its vendors and banks to extend payment terms on certain merchandise purchases. Under this program, the bank makes payments to the vendor based upon a negotiated discount rate between the parties and the Company makes its payment of the full payable to the bank at the extended payment term. As of July 31, 2004, all obligations under these arrangements were fully satisfied and the agreement was terminated.

Other Contractual Obligations

In the third quarter of fiscal 2004, the Company entered into a vendor financing program with an availability of $20,000,000. Under this program, the Company's factor makes accelerated and discounted payments to its vendors and the Company, in turn, makes its regularly-scheduled full vendor payments to the factor. As of January 29, 2005, there was no outstanding balance under this program.

In October 2001, the Company entered into a contractual commitment to purchase media advertising services with equal annual purchase requirements totaling $39,773,000 over four years. During the second quarter of fiscal 2004, it was determined that the Company would be unable to meet this obligation for the 2004 contract year which ended on November 30, 2004. As a result, the Company recorded a $1,579,000 charge to selling, general and administrative expenses in the quarter ending July 31, 2004 related to the anticipated shortfall in this purchase commitment. The minimum required purchases for 2005 (the remaining year of this commitment) is $7,009,000, which the Company expects to meet.

The Company has letter of credit arrangements with selected vendors to assure collectibility of balances owed to these vendors. The Company is contingently liable for $959,793 in outstanding import letters of credit and $35,493,000 in outstanding standby letters of credit as of January 29, 2005.

The Company is also contingently liable for surety bonds in the amount of approximately $4,442,000 as of January 29, 2005. The surety bonds guarantee certain payments (for example utilities, easement repairs, workers' compensation, customs fees, etc.) for the Company's stores.

Off-balance Sheet Arrangements

In the third quarter of fiscal 2004, the Company entered into a new operating lease for certain operating equipment. The new $35,000,000 equipment operating lease has an interest rate of LIBOR plus 2.25%. The Company has evaluated this transaction in accordance with the original guidance of Financial Interpretation Number (FIN) 46 and has determined that it is not required to consolidate the leasing entity. As of January 29, 2005, there was an outstanding balance of $18,172,000 under the lease.

On August 1, 2003, the Company refinanced $132,000,000 in operating leases. These leases, which expire on August 1, 2008, have lease payments with an effective rate of LIBOR plus 2.06%. The Company has evaluated this transaction in accordance with the original guidance of FIN 46 and has determined that it is not required to consolidate the leasing entity. The leases include a residual value guarantee with a maximum value of approximately $105,000,000. The Company expects the fair market value of the leased real estate to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term.

In accordance with FIN 45, the Company has recorded a liability for the fair value of the guarantee related to this operating lease. As of January 29, 2005, the current value of this liability was $3,491,000 which is recorded in other long-term liabilities on the consolidated balance sheets.

In May 2001, the Company sold certain operating assets for $14,000,000. The assets were leased back from the purchaser in a lease structured as a one-year term with three one-year renewal options. The resulting lease was accounted for as an operating lease and the gain of $3,817,000 from the sale of certain operating assets was deferred at the time of sale. In May 2004, the Company repurchased these assets for $5,468,000. The remaining deferred gain of $3,729,000 was netted against the purchase price of the repurchased assets resulting in a net book value of $1,739,000 recorded on the consolidated balance sheet as of July 31, 2004 for the repurchased assets.

The Company leases certain property and equipment under operating leases and capital leases which contain renewal and escalation clauses, step rent provisions, capital improvements funding and other lease concessions. These provisions are considered in the Company's calculation of its minimum lease payments which are recognized as expense on a straight-line basis over the applicable lease term. In accordance with the Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standards (SFAS) No. 13, as amended by SFAS No. 29, any lease payments that are based upon an existing index or rate are included in the Company's minimum lease payment calculations. Total operating lease commitments as of January 29, 2005 were $471,028,000.

Pension Plans

The Company has a defined benefit pension plan covering its full-time employees hired on or before February 1, 1992 and an unfunded Supplemental Executive Retirement Plan (SERP) that includes a defined benefit portion. The pension expense under these plans for fiscal 2004, 2003 and 2002 was $4,076,000, $11,937,000 and $3,243,000, respectively. This expense is calculated based upon a number of actuarial assumptions, including an expected return on plan assets of 6.75% and a discount rate of 6.25%. In developing the expected return on asset assumptions, the Company evaluated input from its actuaries, including their review of asset class return expectations. The discount rate utilized is based on a review of AA bond performance. The Company will continue to evaluate its actuarial assumptions and adjust as necessary. In fiscal 2004, the Company contributed an aggregate of $1,819,000 to the defined benefit pension plan and the defined benefit portion of the SERP. Based upon the current funded status of the defined benefit pension plan and the unfunded defined benefit portion of the SERP, aggregate cash contributions are expected to be $1,090,000 in fiscal 2005.

On January 31, 2004, the Company amended and restated its SERP. This amendment converted the defined benefit plan to a defined contribution plan for certain unvested participants and all future participants. All vested participants under the defined benefit portion will continue to accrue benefits according to the previous defined benefit formula. In fiscal 2004, the Company settled several obligations related to the benefits under the defined benefit SERP. These obligations totaled $2,065,000. These obligations resulted in an expense under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," of approximately $774,000 in fiscal 2004.

In fiscal 2003, the Company settled an obligation of $12,620,000 related to the SERP obligation for the former Chairman and CEO. Also, the Company curtailed the benefits for 15 covered individuals as of January 31, 2004, and transferred a portion of their accrued benefits to the new defined contribution portion of the SERP. These obligations resulted in an expense under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," of approximately $5,231,000 and $2,191,000, respectively, in fiscal 2003.

RESULTS OF OPERATIONS

Management Overview—Fiscal 2004

The Company experienced comparable sales growth of 6.6% and improved profitability over 2003, a year in which significant restructuring of the business took place. While our promotional programs in the fourth quarter reduced our merchandise margins, continued focus on controlling and managing our operating expenses and lower debt levels improved our net results from continuing operations.

Restructuring—Fiscal 2003

Following the Profit Enhancement Plan launched in October 2000, the Company, during fiscal 2003, conducted a comprehensive review of its operations including individual store performance, the entire management infrastructure and its merchandise and service offerings. On July 31, 2003, the Company announced several initiatives aimed at realigning its business and continuing to improve upon its profitability. These actions were substantially completed by January 31, 2004 with net costs of approximately $65,986,000. The Company is accounting for these initiatives in accordance with the provisions of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

Discontinued Operations

In accordance with SFAS No.144, the Company's discontinued operations reflect the operating results for the 33 stores closed on July 31, 2003 as part of its corporate restructuring. The results for the fifty-two weeks ended January 29, 2005, January 31, 2004, and February 1, 2003 have been reclassified to show the results of operations for the 33 closed stores as discontinued operations. Below is a summary of these results:

(dollar amounts in thousands) **Year ended**	**January 29, 2005**	**January 31, 2004**	**February 1, 2003**
Total Revenues	$ 1	$ 37,722	$74,711
Total Gross (Loss) Profit	(3,342)	(15,695)	17,215
Selling, General, and Administrative Expenses	(10)	9,981	16,283
(Loss) Earnings from Discontinued Operations Before Income Taxes	(3,332)	(25,675)	932
(Loss) Earnings from Discontinued Operations, Net of Tax	$(2,087)	$(16,265)	$ 587

Additionally, the Company has made certain reclassifications to its consolidated balance sheets to reflect the assets held for disposal associated with the 33 stores closed on July 31, 2003. As of January 29, 2005 and January 31, 2004, the balances reclassified to assets held for disposal were as follows:

(dollar amounts in thousands)	**January 29, 2005**	**January 31, 2004**
Land	$543	$ 8,954
Building and improvements	122	7,975
	$665	$16,929

Two of the Company's closed stores remained unsold as of January 29, 2005. One of the properties is without an executed agreement of sale and was reclassified in the second quarter of fiscal 2004 to assets held for use at market value, which is lower than cost adjusted for depreciation. The other property is the subject of an executed agreement of sale as of January 29, 2005 and therefore will remain in assets held for disposal until the completion of sale.

During fiscal 2004, the Company sold assets held for disposal for proceeds of $13,327,000 resulting in a loss of $91,000 which was recorded in discontinued operations on the consolidated statement of operations.

During fiscal 2003, the Company sold assets held for disposal for proceeds of $12,068,000 resulting in a gain of $7,097,000 which was recorded in discontinued operations on the consolidated statement of operations.

Analysis of Statement of Operations

The following table presents, for the periods indicated, certain items in the consolidated statements of operations as a percentage of total revenues (except as otherwise provided) and the percentage change in dollar amounts of such items compared to the indicated prior period.

	Percentage of Total Revenues			Percentage Change	
Year ended	Jan. 29, 2005 (fiscal 2004)	Jan. 31, 2004 (fiscal 2003)	Feb. 1, 2003 (Fiscal 2002)	Fiscal 2004 vs. Fiscal 2003	Fiscal 2003 vs. Fiscal 2002
Merchandise Sales	82.0%	81.0%	80.9%	7.8%	1.8%
Service Revenue[(1)]	18.0	19.0	19.1	1.0	1.4
Total Revenues	100.0	100.0	100.0	6.5	1.7
Costs of Merchandise Sales[(2)]	71.6[(3)]	71.9[(3)]	70.0[(3)]	7.3	4.6
Costs of Service Revenue[(2)]	77.4[(3)]	76.7[(3)]	74.9[(3)]	1.9	3.8
Total Costs of Revenues	72.6	72.8	70.9	6.2	4.4
Gross Profit from Merchandise Sales	28.4[(3)]	28.1[(3)]	30.0[(3)]	9.0	(4.6)
Gross Profit from Service Revenue	22.6[(3)]	23.3[(3)]	25.1[(3)]	(2.1)	(5.6)
Total Gross Profit	27.4	27.2	29.1	7.2	(4.8)
Selling, General and Administrative Expenses	24.1	26.7	24.0	(3.9)	13.0
Operating Profit	3.3	0.5	5.1	585.8	(89.7)
Non-operating Income	0.1	0.2	0.1	(45.4)	7.8
Interest Expense	1.6	1.8	2.2	(6.0)	(19.0)
Earnings (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle	1.8	(1.1)	3.0	271.0	(138.9)
Income Tax Expense (Benefit)	37.4[(4)]	36.7[(4)]	36.9[(4)]	273.7	(138.7)
Earnings (Loss) from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	1.1	(0.7)	1.9	269.5	(139.0)
(Loss) Earnings from Discontinued Operations, Net of Tax	(0.1)	(0.8)	0.0	87.2	(2,870.9)
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	(0.1)	—	—	—
Net Earnings (Loss)	1.0	(1.6)	1.9	169.6	(185.9)

(1) Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

(2) Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

(3) As a percentage of related sales or revenue, as applicable.

(4) As a percentage of earnings (loss) before income taxes.

Fiscal 2004 vs. Fiscal 2003

Total revenues for fiscal 2004 increased 6.5%. This increase was due primarily to an increase in comparable store revenues of 6.6%. Comparable store service revenue increased 1.1% while comparable store merchandise sales increased 7.9%. All stores that are included in the comparable store sales base as of the end of the period are included in the Company's comparable store data calculations. Upon reaching its 13th month of operation, a store is added to our comparable store sales base. Stores are removed from the comparable store sales base upon their relocation or closure. Once a relocated store reaches its 13th month of operation at its new location, it is added back into our comparable store sales base. Square footage increases are infrequent and immaterial and, accordingly, are not considered in our calculations of comparable store data.

Gross profit from merchandise sales increased, as a percentage of merchandise sales, to 28.4% in fiscal 2004 from 28.1% in fiscal 2003. This was a 9.0% or $43,693,000 increase from the prior year. This increase, as a percentage of merchandise sales, was due to reduced product costs as a result of an increase of $30,316,000 in excess cooperative advertising reimbursements, and the recognition of a $12,695,000 gain on the disposal of one of the Company's distribution centers and a decrease in store occupancy costs, offset in part, by decreased merchandise margins. The decrease in store occupancy costs, as a percentage of merchandise sales, was due to the impact of a charge made in 2003 for an asset impairment of $1,371,000 coupled with lower rent, as a percentage of merchandise sales. The decrease in merchandise margins was due primarily to promotional pricing in fiscal 2004 as compared to fiscal 2003 which was negatively impacted by an inventory write down of $24,580,000 made in the second quarter as a result of the restructuring.

Gross profit from service revenue decreased, as a percentage of service revenue, to 22.6% in fiscal 2004 from 23.3% in fiscal 2003. This was a 2.1% or $2,023,000 decrease from the prior year. This decrease, as a percentage of service revenue, was due primarily to increases in service employee benefits. The increase in employee benefits was due primarily to increased workers' compensation costs.

Selling, general and administrative expenses decreased, as a percentage of total revenues, to 24.1% in fiscal 2004 from 26.7% in fiscal 2003. This was a $22,498,000 or 3.9% decrease over the prior year. This decrease, as a percentage of total revenues, was due primarily to a decrease in general office costs and employee benefits offset, in part, by an increase in net media expense. The decrease in general office costs was due to incremental savings from our 2003 restructuring actions of approximately $4,000,000, the impact in fiscal 2003 of increased legal costs of $24,600,000 related to the action entitled "Dubrow et al vs. The Pep Boys—Manny, Moe and Jack" and $5,613,000 for costs associated with the corporate restructuring. The decrease in employee benefits is due to savings in fiscal 2004 from our fiscal 2003 restructuring actions, along with the impact of a charge made in 2003 for the settlement of a retirement plan obligation. The increase in net media expense, as a percentage of total revenues, was due primarily to an increase in media expenditures resulting from a more aggressive circular advertising program in fiscal 2004, and a $5,421,000 decrease in cooperative advertising.

Interest expense decreased 6.0% or $2,290,000 due primarily to lower debt levels.

Loss from discontinued operations decreased from a loss of $16,265,000, net of tax, in fiscal 2003 to a loss of $2,087,000, net of tax, in fiscal 2004 due to the fact that the charges associated with the corporate restructuring occurred primarily in fiscal 2003.

Net earnings increased, as a percentage of total revenues, due primarily to an increase in gross profit from merchandise sales as a percentage of merchandise sales, a decrease in selling, general and administrative expenses and a decrease in interest expense as a percentage of total revenues coupled with a decrease in the loss from discontinued operations and the impact of a net charge for the cumulative effect of a change in accounting principle for the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations" recorded in fiscal 2003.

Fiscal 2003 vs. Fiscal 2002

Total revenues for fiscal 2003 increased 1.7%. This increase was due primarily to an increase in comparable store revenues of 1.6%. Comparable store service revenue increased 1.3% while comparable store merchandise sales increased 1.7%.

Gross profit from merchandise sales decreased, as a percentage of merchandise sales, to 28.1% in fiscal 2003 from 30.0% in fiscal 2002. This decrease, as a percentage of merchandise sales, was due primarily to a $24,580,000 inventory write-down associated with the corporate restructuring, increased store occupancy costs, increased warehousing costs and an impairment charge of $1,371,000, offset by reduced product costs as a result of an increase of $18,634,000 in excess cooperative advertising reimbursements. The increase in store occupancy costs was due to higher rent and utilities expenses. The increase in warehousing costs was due to higher rent and delivery expenses.

Gross profit from service revenue decreased, as a percentage of service revenue, to 23.3% in fiscal 2003 from 25.1% in fiscal 2002. This decrease, as a percentage of service revenue, was due primarily to an increase in workers' compensation expense.

Selling, general and administrative expenses increased, as a percentage of total revenues, to 26.7% in fiscal 2003 from 24.0% in fiscal 2002. This was a $65,671,000 or 13.0% increase over the prior year. This increase, as a percentage of total revenues, was due primarily to an increase in general office costs, net media expense and employee benefits, as a percentage of total revenues. The increase in general office costs was due primarily to an increase in the Company's legal reserves of approximately $24,600,000 related to the settlement of the action entitled "Dubrow et al vs. The Pep Boys—Manny, Moe and Jack" in the third quarter of fiscal 2003, a $13,164,000 impairment charge for a portion of the point-of-sale information system project, and $5,613,000 of costs associated with the corporate restructuring in 2003, offset by savings from our 2003 restructuring actions of $4,000,000. The increase in net media expense is due primarily to increased radio and circular advertising expense and a $5,473,000 decrease in cooperative advertising. The increase in employee benefits was due primarily to the settlement of retirement plan obligations and increased health benefits expense, offset by savings from our fiscal 2003 corporate restructuring actions.

Interest expense decreased 19.0% or $8,982,000 due primarily to lower debt levels coupled with lower average interest rates.

Earnings from discontinued operations decreased $16,852,000, net of tax, due primarily to the charges associated with the corporate restructuring.

Net earnings decreased, as a percentage of total revenues, due primarily to a decrease in gross profit from merchandise sales, as a percentage of merchandise sales, a decrease in gross profit from service revenue, as a percentage of service revenue, an increase in selling, general and administrative expenses, as a percentage of total revenues, a cumulative effect of change in accounting principle of $2,484,000, net of tax, and a decrease in earnings from discontinued operations offset, in part, by a decrease in interest expense.

Effects of Inflation

The Company uses the LIFO method of inventory valuation. Thus, the cost of merchandise sold approximates current cost. Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on revenues or results of operations during all fiscal years presented.

Industry Comparison

The Company operates in the U.S. automotive aftermarket, which as described in the industry overview section is split into two areas: the Do-It-For-Me (DIFM) (service labor, installed merchandise and tires) market and the Do-It-Yourself (DIY) (retail merchandise) market. Generally, the specialized automotive retailers focus on either the DIY or DIFM areas of the business. The Company believes that its operation in both the DIY and DIFM areas of the business positively differentiates it from most of its competitors. Although the Company manages its store performance at a store level in aggregation, management believes that the following presentation shows the comparison against competitors within the two areas. The Company competes in the DIY area of the business through its retail sales floor and commercial sales business (Retail Business). The Company considers its Service Business (labor and installed merchandise and tires) to compete in the DIFM area of the industry. The following table presents the revenues and gross profit for each area of the business.

(dollar amounts in thousands) **Year ended**	**January 29, 2005**	**January 31, 2004**	**February 1, 2003**
Retail Revenues	$1,352,695	$1,195,757	$1,163,808
Service Business Revenues	920,201	938,513	933,969
Total Revenues	$2,272,896	$2,134,270	$2,097,777
Gross Profit from Retail Revenues[(1)]	$ 367,118	$ 309,214	$ 322,986
Gross Profit from Service Business Revenues[(1)]	255,340	271,574	286,980
Total Gross Profit	$ 622,458	$ 580,788	$ 609,966

[(1)] Gross Profit from Retail Revenues includes the cost of products sold, buying, warehousing and store occupancy costs. Gross Profit from Service Business Revenues includes the cost of installed products sold, buying, warehousing, service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to customer incentives, product returns and warranty obligations, bad debts, inventories, income taxes, financing operations, restructuring costs, retirement benefits, risk participation agreements and contingencies and litigation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes that the following represent its more critical estimates and assumptions used in the preparation of the consolidated financial statements, although not inclusive:

- The Company evaluates whether inventory is stated at the lower of cost or market based on historical experience with the carrying value and life of inventory. The assumptions used in this evaluation are based on current market conditions and the Company believes inventory is stated at the lower of cost or market in the consolidated financial statements. In addition, historically the Company has been able to return excess items to vendors for credit. Future changes in vendors, in their policies or in their willingness to accept returns of excess inventory could require a revision in the estimates. If our estimates regarding excess or obsolete inventory are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in these estimates at January 29, 2005 would have affected net earnings by approximately $795,000 for the fiscal year ended January 29, 2005.
- The Company has risk participation arrangements with respect to casualty and health care insurance. The amounts included in the Company's costs related to these arrangements are estimated and can vary based on changes in assumptions, claims experience or the providers included in the associated insurance programs. A 10% change in our self-insurance liabilities at January 29, 2005 would have affected net earnings by approximately $3,750,000 for the fiscal year ended January 29, 2005.
- The Company records reserves for future product returns and warranty claims. The reserves are based on current sales of products and historical claims experience. If claims experience differs from historical levels, revisions in the Company's estimates may be required. A 10% change in our reserve for future product returns and warranty claims at January 29, 2005 would have affected net earnings by approximately $394,000 for the fiscal year ended January 29, 2005.

- The Company has significant pension costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets, mortality rates and merit and promotion increases. The Company is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in the related pension costs or liabilities may occur in the future due to changes in the assumptions. The following table highlights the sensitivity of our pension benefit obligations (PBO) and expense to changes in these assumptions, assuming all other assumptions remain constant:

(dollar amounts in thousands)

Change in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Increase $220	Increase $1,250
0.25 percentage point increase in discount rate	Decrease $220	Decrease $1,250
5% decrease in expected rate of return on assets	Increase $110	—
5% increase in expected rate of return on assets	Decrease $115	—

- The Company periodically evaluates its long-lived assets for indicators of impairment. Management's judgments are based on market and operational conditions at the time of evaluation. Future events could cause management's conclusion on impairment to change, requiring an adjustment of these assets to their then current fair market value.

- The Company provides estimates of fair value for real estate assets and lease liabilities related to store closures when appropriate to do so based on accounting principles generally accepted in the United States of America. Future circumstances may result in the Company's actual future costs or the amounts recognized upon the sale of the property to differ substantially from original estimates. A 10% change in our location closing liability at January 29, 2005 would have affected net earnings by approximately $1,187,000 for the fiscal year ended January 29, 2005.

- The Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This requires the Company to estimate its actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation of property and equipment and valuation of inventories, for tax and accounting purposes. The Company determines its provision for income taxes based on federal and state tax laws and regulations currently in effect, some of which have been recently revised. Legislation changes currently proposed by certain of the states in which we operate, if enacted, could increase our transactions or activities subject to tax. Any such legislation that becomes law could result in an increase in our state income tax expense and our state income taxes paid, which could have an effect on our net income.

  The temporary differences between the book and tax treatment of income and expenses result in deferred tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. To the extent we establish a valuation allowance or change the allowance in a future period, income tax expense will be impacted. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. Net deferred tax liabilities as of January 29, 2005 and January 31, 2004 totaled $45,374,000 and $9,150,000, respectively, representing approximately 3.7% and 0.8% of liabilities, respectively.

NEW ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004) or SFAS No. 123R, "Share-Based Payment", which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and subsequently issued stock option related guidance. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. It also addresses transactions in which an entity incurs liabilities in exchange for goods and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The Company is required to apply SFAS No. 123R to all awards granted, modified or settled as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The statement also requires the Company to use either the modified-prospective method or modified retrospective method. Under the modified-prospective method, the Company must recognize compensation cost for all awards subsequent to adopting the standard and for the unvested portion of previously granted awards outstanding upon adoption. Under the modified retrospective method, the Company must restate its previously issued financial statements to recognize the amounts it previously calculated and reported on a pro-forma basis, as if the prior standard had been adopted. Under both methods, the statement permits the use of either the straight-line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The standard permits and encourages early adoption.

The Company has commenced its analysis of the impact of SFAS No. 123R, but has not yet decided: (1) whether to elect early adoption, (2) the early adoption date, if elected, (3) the use of the modified-prospective or modified retrospective method and (4) the election to use straight-line or an accelerated method. Accordingly, the Company has not determined the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29". SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exemption for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provision is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company's current financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4 'Inventory Pricing'." The standard requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be excluded from the cost of inventory and expensed when incurred. The provision is effective for fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In November 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations". This consensus addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. Additionally, it addresses the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. The consensus should be applied in fiscal periods beginning after December 15, 2004. The Company does not expect the adoption of this consensus to have a material effect on its financial position, results of operations or cash flows.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In December 2003, the FASB issued SFAS No. 132 (revised 2003) or (SFAS No. 132R), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132R revises employers' disclosures about pension plans and postretirement benefit plans. SFAS No. 132R does not change the measurement and recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132R retains the original disclosure requirements contained in SFAS No. 132 and requires additional expanded annual and interim disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement benefit plans. Except for certain provisions, the adoption of this Statement is required for financial statements with fiscal years ending after December 15, 2003. The Company adopted the provisions of SFAS No. 132R in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements. The revised disclosure requirements are reflected in Note 10 of the consolidated financial statements included in Item 8 herein.

In December 2003, the FASB revised FIN 46 (revised 2002) (FIN 46R), "Consolidation of Variable Interest Entities." FIN 46, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of any expected losses from the variable interest entity's activities, is entitled to receive any expected residual returns of the variable interest entity, or both. The guidance contained in FIN 46R is effective no later than the end of the first reporting period that ends after March 15, 2004. If an entity has applied the original guidance in this Interpretation prior to the effective date of FIN 46R, the entity shall continue to apply FIN 46 until the effective date or apply this Interpretation at an earlier date. On August 1, 2003 the Company refinanced its real estate operating lease facility, which qualified as a variable interest entity, into a new entity. The Company evaluated this leasing transaction in accordance with the original guidance of FIN 46 and determined it does not have to consolidate this leasing entity. The Company adopted the revised guidance of FIN 46R for variable interest entities created prior to December 31, 2003 in the fourth quarter of 2003 with no material effect on its consolidated financial statements.

In November 2003, the Emerging Issues Task Force (EITF) reached a consensus on EITF 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers". This consensus addresses whether a reseller should account for consideration received from a vendor that is a reimbursement by the vendor for honoring the vendor's sales incentives offered directly to consumers in accordance with the guidance in EITF Issue No. 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor". For purposes of this Issue, the "vendor's sales incentive offered directly to consumers" is limited to a vendor's incentive (i) that can be tendered by a consumer at resellers that accept manufacturer's incentives in partial (or full) of the price charged by the reseller for the vendor's product, (ii) for which the reseller receives a direct reimbursement from the vendor (or a clearinghouse authorized by the vendor) based on the face amount of the incentive, (iii) for which the terms of reimbursement to the reseller for the vendor's sales incentive offered to the consumer must not be influenced by or negotiated in conjunction with any other incentive arrangements between the vendor and the reseller but, rather may only be determined by the terms of the incentive offered to consumers and (iv) whereby the reseller is subject to an agency relationship with the vendor, whether expressed or implied, in the sales incentive transaction between the vendor and the consumer. The consensus is that sales incentives that meet all of such criteria are not subject to the guidance in Issue No. 02-16. The provisions of EITF No. 03-10 are to be applied to new arrangements, including modifications to existing arrangements, entered into or redeemed in fiscal periods beginning after November 25, 2003. The Company adopted the provisions of EITF 03-10 in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and for all other instruments for interim periods beginning after June 15, 2003. The FASB continues to address certain implementation issues associated with the application of SFAS No. 150, including those related to mandatory redeemable financial instruments representing non-controlling interests in subsidiaries' consolidated financial statements. The Company will continue to monitor the actions of the FASB and assess the impact, if any, on its consolidated financial statements. The Company adopted the effective provisions of SFAS No. 150 in the third quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In May 2003, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." This consensus addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The guidance in this EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The

Company elected early adoption for the provisions of this consensus prospectively in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, resulting primarily from decisions made by the FASB's Derivatives Implementation Group following the issuance of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and is effective for hedging relationships designated after June 30, 2003. The Company adopted this statement in the second quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of rescinding FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations." This statement also amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Additional amendments include changes to other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company adopted the provisions of SFAS No. 145 in the first quarter of fiscal 2003. Accordingly, reclassifications of gains and losses from extinguishment of debt have been made for fiscal 2002 and 2001 to maintain comparability for the reported periods.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. The Company adopted the provisions of SFAS No. 143 in the first quarter of fiscal 2003 and has recognized an initial asset of $2,844,000, accumulated depreciation of $2,247,000, a liability of $4,540,000 and a cumulative effect of a change in accounting principle before taxes of $3,943,000 ($2,484,000 net of tax) on its consolidated financial statements.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not utilize financial instruments for trading purposes and holds no derivative financial instruments which could expose the Company to significant market risk. The Company's primary market risk exposure with regard to financial instruments is to changes in interest rates. Pursuant to the terms of its revolving credit agreement, changes in the lenders' LIBOR could affect the rates at which the Company could borrow funds thereunder. At January 29, 2005, the Company had outstanding borrowings of $8,152,000 against these credit facilities. Additionally, the Company has $132,000,000 of real estate operating leases and $18,172,000 of equipment operating leases which vary based on changes in LIBOR. The table below summarizes the fair value and contract terms of fixed rate debt instruments held by the Company at January 29, 2005:

(dollar amounts in thousands)	Amount	Average Interest Rate
Fair value at January 29, 2005	$512,170	
Expected maturities:		
2005	$ 40,444	7.0%
2006	43,000	6.9
2007	119,215	4.3
2008	—	—
2009	—	—
Thereafter	300,000	7.3
	$502,659	

At January 31, 2004, the Company had outstanding $501,215,000 of fixed rate notes with an aggregate fair market value of $534,459,000.

On June 3, 2003, the Company entered into an interest rate swap for a notional amount of $130,000,000. The Company has designated the swap as a cash flow hedge of the Company's real estate operating lease payments. The interest rate swap converts the variable LIBOR portion of these lease payments to a fixed rate of 2.90% and terminates on July 1, 2008. If the critical terms of the interest rate swap or the hedge item do not change, the interest rate swap will be considered to be highly effective with all changes in fair value included in other comprehensive income. As of January 29, 2005, the fair value of the interest rate swap was $3,721,000 ($2,344,000, net of tax) and this increase in value reduced our accumulated other comprehensive loss on the consolidated balance sheets.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack

We have audited the accompanying consolidated balance sheets of The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") as of January 29, 2005 and January 31, 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 29, 2005. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Pep Boys—Manny, Moe & Jack and subsidiaries as of January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 29, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche, LLP
Philadelphia, Pennsylvania
April 13, 2005

(dollar amounts in thousands, except share data)

	January 29, 2005	January 31, 2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 82,758	$ 60,984
Accounts receivable, less allowance for uncollectible accounts of $1,030 and $739	30,994	30,562
Merchandise inventories	602,760	553,562
Prepaid expenses	45,349	39,480
Deferred income taxes	—	20,826
Other	96,065	81,096
Assets held for disposal	665	16,929
Total Current Assets	858,591	803,439
Property and Equipment—at cost:		
Land	261,985	263,907
Buildings and improvements	916,099	899,114
Furniture, fixtures and equipment	633,098	586,607
Construction in progress	40,426	12,800
	1,851,608	1,762,428
Less accumulated depreciation and amortization	906,577	839,219
Total Property and Equipment—Net	945,031	923,209
Other	63,401	51,398
Total Assets	$1,867,023	$1,778,046
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 310,981	$ 342,584
Accrued expenses	306,671	267,565
Deferred income taxes	19,406	—
Current maturities of long-term debt and obligations under capital lease	40,882	117,063
Total Current Liabilities	677,940	727,212
Long-term debt and obligations under capital leases, less current maturities	352,682	258,016
Convertible long-term debt	119,000	150,000
Other long-term liabilities	37,977	43,108
Deferred income taxes	25,968	29,976
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, par value $1 per share: Authorized 500,000,000 shares; Issued 68,557,041 and 63,910,577 shares	68,557	63,911
Additional paid-in capital	284,966	177,317
Retained earnings	536,780	531,933
Common stock subscriptions receivable	(167)	—
Accumulated other comprehensive loss	(4,852)	(15)
	885,284	773,146
Less cost of shares in treasury—11,305,130 shares and 8,928,159 shares	172,564	144,148
Less cost of shares in benefits trust—2,195,270 shares	59,264	59,264
Total Stockholders' Equity	653,456	569,734
Total Liabilities and Stockholders' Equity	$1,867,023	$1,778,046

See notes to the consolidated financial statements

(dollar amounts in thousands, except per share amounts)

Year ended	January 29, 2005	January 31, 2004	February 1, 2003
Merchandise Sales	$1,863,015	$1,728,386	$1,697,628
Service Revenue	409,881	405,884	400,149
Total Revenues	2,272,896	2,134,270	2,097,777
Costs of Merchandise Sales	1,333,296	1,242,360	1,188,017
Costs of Service Revenue	317,142	311,122	299,794
Total Costs of Revenues	1,650,438	1,553,482	1,487,811
Gross Profit from Merchandise Sales	529,719	486,026	509,611
Gross Profit from Service Revenue	92,739	94,762	100,355
Total Gross Profit	622,458	580,788	609,966
Selling, General and Administrative Expenses	547,336	569,834	504,163
Operating Profit	75,122	10,954	105,803
Non-operating Income	1,824	3,340	3,097
Interest Expense	35,965	38,255	47,237
Earnings (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle	40,981	(23,961)	61,663
Income Tax Expense (Benefit)	15,315	(8,816)	22,782
Net Earnings (Loss) from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	25,666	(15,145)	38,881
(Loss) Earnings from Discontinued Operations, Net of Tax of $(1,245), $(9,410) and $345	(2,087)	(16,265)	587
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	(2,484)	—
Net Earnings (Loss)	$ 23,579	$ (33,894)	$ 39,468
Basic Earnings (Loss) per Share:			
Net Earnings (Loss) from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	$ 0.46	$ (0.29)	$ 0.75
(Loss) Earnings from Discontinued Operations, Net of Tax	(0.04)	(0.31)	0.02
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	(0.05)	—
Basic Earnings (Loss) per Share	$ 0.42	$ (0.65)	$ 0.77
Diluted Earnings (Loss) per Share:			
Net Earnings (Loss) from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	$ 0.45	$ (0.29)	$ 0.73
(Loss) Earnings from Discontinued Operations, Net of Tax	(0.04)	(0.31)	0.01
Cumulative Effect of Change in Accounting Principle, Net of Tax	—	(0.05)	—
Diluted Earnings (Loss) per Share	$ 0.41	$ (0.65)	$ 0.74

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(dollar amounts in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Common Stock Subscriptions Receivable	Benefits Trust	Total Stockholders' Equity
	Shares	Amount			Shares	Amount				
Balance, February 2, 2002	63,910,577	$63,911	$177,244	$562,164	(10,284,446)	$(166,045)	$ —	$ —	$(59,264)	$578,010
Comprehensive income:										
Net earnings				39,468						
Minimum pension liability adjustment, net of tax							(151)			
Total Comprehensive Income										39,317
Cash dividends ($.27 per share)				(13,911)						(13,911)
Effect of stock options and related tax benefits			(21)	(632)	111,000	1,792				1,139
Dividend reinvestment plan			21	(354)	102,717	1,658				1,325
Balance, February 1, 2003	63,910,577	63,911	177,244	586,735	(10,070,729)	(162,595)	(151)	—	(59,264)	605,880
Comprehensive loss:										
Net loss				(33,894)						
Minimum pension liability adjustment, net of tax							(1,253)			
Fair market value adjustment on derivatives, net of tax							1,389			
Total Comprehensive Loss										(33,758)
Cash dividends ($.27 per share)				(14,089)						(14,089)
Effect of stock options and related tax benefits			(39)	(6,499)	1,054,250	17,021				10,483
Dividend reinvestment plan			112	(320)	88,320	1,426				1,218
Balance, January 31, 2004	63,910,577	63,911	177,317	531.933	(8,928,159)	(144,148)	(15)	—	(59,264)	569,734
Comprehensive income:										
Net income				23,579						
Minimum pension liability adjustment, net of tax							(5,799)			
Fair market value adjustment on derivatives, net of tax							962			
Total Comprehensive Income										18,742
Issuance of Common Stock	4,646,464	4,646	104,208							108,854
Cash dividends ($.27 per share)				(15,676)						(15,676)
Effect of stock options and related tax benefits			2,064	(2,984)	638,210	10,304		(167)		9,217
Stock compensation expense			1,184							1,184
Repurchase of Common Stock					(3,077,000)	(39,718)				(39,718)
Dividend reinvestment plan			193	(72)	61,819	998				1,119
Balance, January 29, 2005	68,557,041	$68,557	$284,966	$536,780	(11,305,130)	$(172,564)	$(4,852)	$(167)	$(59,264)	$653,456

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

The Pep Boys—Manny, Moe & Jack and Subsidiaries

(dollar amounts in thousands)

Year ended	January 29, 2005	January 31, 2004	February 1, 2003
Cash Flows from Operating Activities:			
Net Earnings (Loss)	$ 23,579	$ (33,894)	$ 39,468
Net (Loss) Earnings from discontinued operations	(2,087)	(16,265)	587
Net Earnings (Loss) from continuing operations	25,666	(17,629)	38,881
Adjustments to Reconcile Net Earnings (Loss) From Continuing Operations to Net Cash Provided by Continuing Operations:			
Depreciation and amortization	76,620	78,275	83,649
Cumulative effect of change in accounting principle, net of tax	—	2,484	—
Accretion of asset disposal obligation	135	163	—
Stock compensation expense	1,184	—	—
Deferred income taxes	26,853	(1,402)	(3,775)
Deferred gain on sale leaseback	(130)	(425)	(112)
Loss on assets held for disposal	—	—	826
Loss on asset impairments	—	14,535	—
(Gain) loss from sale of assets	(11,848)	61	(1,909)
Changes in operating assets and liabilities:			
Increase in accounts receivable, prepaid expenses and other	(23,071)	(33,197)	(12,901)
(Increase) decrease in merchandise inventories	(49,198)	(64,680)	30,591
(Decrease) increase in accounts payable	(24,387)	142,531	(16,032)
Increase in accrued expenses	25,853	25,765	11,661
(Decrease) increase in other long-term liabilities	(1,272)	1,726	92
Net Cash Provided by Continuing Operations	46,405	148,207	130,971
Net Cash (Used in) Provided by Discontinued Operations	(2,732)	2,448	4,945
Net Cash Provided by Operating Activities	43,673	150,655	135,916
Cash Flows from Investing Activities:			
Capital expenditures	(88,068)	(41,847)	(39,405)
Capital expenditures from discontinued operations	—	—	(2,022)
Proceeds from sales of assets	18,021	3,316	2,636
Proceeds from sales of assets held for disposal	13,327	13,214	8,422
Net Cash Used in Investing Activities	(56,720)	(25,317)	(30,369)
Cash Flows from Financing Activities:			
Net borrowings (payments) under line of credit agreements	8,102	(497)	(70,295)
Repayment of life insurance loan	—	—	(20,686)
Payments for finance issuance costs	(5,500)	(2,356)	(3,750)
Payments on short term borrowings	(7,216)	—	—
Payments on capital lease obligations	(1,040)	(700)	(642)
Reduction of long-term debt	(189,991)	(101,183)	(121,938)
Reduction of convertible debt	(31,000)	—	—
Proceeds from issuance of notes	200,000	—	150,000
Dividends paid	(15,676)	(14,089)	(13,911)
Repurchase of common stock	(39,718)	—	—
Proceeds from issuance of common stock	108,854	—	—
Proceeds from exercise of stock options	6,887	10,483	1,139
Proceeds from dividend reinvestment plan	1,119	1,218	1,325
Net Cash Provided by (Used in) Financing Activities	34,821	(107,124)	(78,758)
Net Increase in Cash	21,774	18,214	26,789
Cash and Cash Equivalents at Beginning of Year	60,984	42,770	15,981
Cash and Cash Equivalents at End of Year	$ 82,758	$ 60,984	$ 42,770
Supplemental Disclosure of Cash Flow Information:			
Cash Paid during the year for:			
Income taxes	$ (25,442)	$ 6,553	$ 22,856
Interest, net of amounts capitalized	30,019	35,048	44,840
Non-cash investing activities:			
Accrued purchases of property and equipment	15,698	1,415	2,484
Non-cash financing activities:			
Equipment capital leases	1,414	—	1,301

See notes to the consolidated financial statements

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") is engaged principally in the retail sale of automotive parts and accessories, automotive maintenance and service and the installation of parts through a chain of stores. The Company currently operates stores in 36 states and Puerto Rico.

FISCAL YEAR END The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal years 2004, 2003, and 2002 were comprised of 52 weeks.

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MERCHANDISE INVENTORIES Merchandise inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out (LIFO) method. If the first-in, first-out (FIFO) method of costing inventory had been used by the Company, inventory would have been $588,301 and $531,830 as of January 29, 2005 and January 31, 2004, respectively. The Company's FIFO cost approximates replacement cost.

The Company also establishes reserves for potentially excess and obsolete inventories based on current inventory levels, the historical analysis of product sales and current market conditions. The nature of the Company's inventory is such that the risk of obsolescence is minimal and excess inventory has historically been returned to the Company's vendors for credit. The Company provides reserves when less than full credit is expected from a vendor or when market is lower than recorded costs. The reserves are revised on a quarterly basis against historical data for adequacy. The Company's reserves against inventory for these matters were $12,676 and $21,732 at January 29, 2005 and January 31, 2004, respectively.

CASH AND CASH EQUIVALENTS Cash equivalents include all short-term, highly liquid investments with a maturity of three months or less when purchased.

PROPERTY AND EQUIPMENT Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives: building and improvements, 5 to 40 years, and furniture, fixtures and equipment, 3 to 10 years. Maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost and accumulated depreciation are eliminated and the gain or loss, if any, is included in the determination of net income. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable.

SOFTWARE CAPITALIZATION The Company, in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", capitalizes certain direct development costs associated with internal-use software, including external direct costs of material and services, and payroll costs for employees devoting time to the software projects. These costs are amortized over a period not to exceed five years beginning when the asset is substantially ready for use. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

CAPITALIZED INTEREST Interest on borrowed funds is capitalized in connection with the construction of certain long-term assets. Capitalized interest was immaterial in fiscal years 2004 and 2003.

REVENUE RECOGNITION The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenues are recognized upon completion of the service. The Company records revenue net of an allowance for estimated future returns. The Company establishes reserves for sales returns and allowances based on current sales levels and historical return rates. Return activity is immaterial to revenue and results of operations in all periods presented.

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ACCOUNTS RECEIVABLE Accounts Receivable are primarily comprised of amounts due from commercial customers. The Company records an allowance for doubtful accounts based on percentage of sales. The allowance is revised on a monthly basis against historical data for adequacy. Specific accounts are written off against the allowance when management determines the account is uncollectible.

FINANCED VENDOR ACCOUNTS PAYABLE In the third quarter of fiscal 2004, the Company entered into a vendor financing program. Under this program, the Company's factor makes accelerated and discounted payments to the Company's vendors and the Company, in turn, makes its regularly-scheduled full vendor payments to the factor. As of January 29, 2005, there was no outstanding balance under the program.

VENDOR SUPPORT FUNDS The Company receives various incentives in the form of discounts and allowances from its vendors based on the volume of purchases or for services that the Company provides to the vendors. These incentives received from vendors include rebates, allowances and promotional funds. Typically, these funds are dependent on purchase volumes and advertising activities. The amounts received are subject to changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise for the Company.

The Company accounts for vendor support funds in accordance with Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor." Rebates and other miscellaneous incentives are earned based on purchases or product sales. These incentives are treated as a reduction of inventories and are recognized as a reduction to cost of sales as the inventories are sold. Certain vendor allowances are used exclusively for promotions and to partially or fully offset certain other direct expenses. These allowances are netted against the appropriate expenses they offset, once the Company determines the allowances are for specific, identifiable and incremental expenses.

Prior to the Company's prospective adoption of EITF No. 02-16 in fiscal 2003, all cooperative advertising allowances received from a vendor were used to reduce advertising expense. The Company's advertising costs were in excess of the allowance received for fiscal 2003 and 2002. The pro-forma impact of the adoption of this standard on fiscal 2002 was immaterial.

WARRANTY RESERVE The Company provides warranties for both its merchandise sales and service labor. Warranties for merchandise are generally covered by its vendors, with the Company covering any costs above the vendor's stipulated allowance. Service labor warranties are covered in full by the Company on a limited lifetime basis. The Company establishes its warranty reserves based on historical data of warranty transactions.

Components of the reserve for warranty costs for fiscal years ending January 29, 2005 and January 31, 2004, are as follows:

Ending Balance at February 1, 2003	$ 911
Additions related to fiscal 2003 sales	6,677
Warranty costs incurred in fiscal 2003	(6,974)
Adjustments to accruals related to prior year sales	—
Ending Balance at January 31, 2004	$ 614
Additions related to fiscal 2004 sales	7,684
Warranty costs incurred in fiscal 2004	(6,974)
Adjustments to accruals related to prior year sales	—
Ending Balance at January 29, 2005	$ 1,324

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

LEASES The Company's policy is to amortize leasehold improvements over the lesser of the lease term or the economic life of those assets. Generally, for the stores the lease term is the base lease term and for distribution centers the lease term includes the base lease term plus certain renewal option periods for which renewal is reasonably assured and failure to exercise the renewal option would result in an economic penalty. The calculation for straight-line rent expense is based on the same lease term with consideration for step rent provisions, escalation clauses, rent holidays and other lease concessions. The Company expenses rent during the construction or build-out phase of the lease.

SERVICE REVENUE Service revenue consists of the labor charge for installing merchandise or maintaining or repairing vehicles, excluding the sale of any installed parts or materials.

COSTS OF REVENUES Costs of merchandise sales include the cost of products sold, buying, warehousing and store occupancy costs. Costs of service revenue include service center payroll and related employee benefits and service center occupancy costs. Occupancy costs include utilities, rents, real estate and property taxes, repairs and maintenance and depreciation and amortization expenses.

PENSION EXPENSE The Company reports all information on its pension and savings plan benefits in accordance with the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits (revised 2003)" (SFAS 132R).

INCOME TAXES The Company uses the liability method of accounting for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are determined based upon enacted tax laws and rates applied to the differences between the financial statement and tax bases of assets and liabilities.

ADVERTISING The Company expenses the production costs of advertising the first time the advertising takes place. Gross advertising expense for fiscal years 2004, 2003 and 2002 was $73,996, $61,714 and $59,206, respectively. No advertising costs were recorded as assets as of January 29, 2005 or January 31, 2004.

The Company receives funds from vendors in the normal course of business for a variety of reasons, including cooperative advertising. Contracts for cooperative advertising typically have a duration of one year. There were 244, 320 and 329 vendors participating in such contracts during fiscal years 2004, 2003 and 2002, respectively. The Company's level of advertising expense would not be impacted in the absence of these contracts.

Certain cooperative advertising reimbursements are netted against specific, incremental, identifiable costs incurred in connection with the selling of the vendor's product. Cooperative advertising reimbursements of $36,579, $42,000 and $47,473 in fiscal 2004, 2003 and 2002, respectively, were recorded as a reduction of advertising expense with the net amount included in selling, general and administrative expenses in the consolidated statement of operations. Any excess reimbursements over these costs are characterized as a reduction of inventory and are recognized as a reduction of cost of sales as the inventories are sold, in accordance with EITF 02-16 (see further discussion of cooperative advertising and the impact of the implementation of EITF 02-16 in Vendor Support Funds). The amounts of excess reimbursements recognized as a reduction of costs of sales were $48,950, $18,634 and $0 for fiscal 2004, 2003 and 2002, respectively.

STORE OPENING COSTS The costs of opening new stores are expensed as incurred.

IMPAIRMENT OF LONG-LIVED ASSETS The Company accounts for impaired long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This standard prescribes the method for asset impairment evaluation for long-lived assets and certain identifiable intangibles that are both held and used or to be disposed of. The Company evaluates the ability to recover long-lived assets whenever events or circumstances indicate that the carrying value of the asset may not be recoverable. In the event assets are impaired, losses are recognized to the extent the carrying value exceeds the fair value. In addition, the Company reports assets to be disposed of at the lower of the carrying amount or the fair market value less selling costs.

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During the second quarter of fiscal 2003, the Company, as a result of its ongoing review of the performance of its stores, identified certain stores whose cash flow trend indicated that their carrying value may not be fully recoverable. An impairment charge of $1,371 was recorded for these stores in costs of merchandise sales on the consolidated statement of operations. The charge reflects the difference between these stores' carrying value and fair value. Fair value was based on sales of similar assets or other estimates of fair value developed by Company management. Management's judgment is necessary to estimate fair value. Accordingly, actual results could vary from such estimates.

In November 2001, the Company began developing a fully integrated point-of-sale information system for all of its stores. Due to concerns about the ability of the base software's architecture to support a chain-wide roll-out, the Company decided to identify an alternative base software as the basis for our customized system. Consequently, the Company took a $13,164 impairment charge against a portion of the system's assets in fiscal 2003. This charge was recorded in selling, general and administrative expenses on the consolidated statement of operations.

EARNINGS PER SHARE Earnings per share for all periods have been computed in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share is computed by dividing earnings by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing earnings plus the interest on the convertible senior notes by the weighted average number of common shares outstanding during the year plus the assumed conversion of dilutive convertible debt and incremental shares that would have been outstanding upon the assumed exercise of dilutive stock options.

ACCOUNTING FOR STOCK-BASED COMPENSATION At January 29, 2005, the Company has three stock-based employee compensation plans, which are described in full in Note 12, "Equity Compensation Plans." The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net earnings (loss), as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

Year ended	January 29, 2005	January 31, 2004	February 1, 2003
Net earnings (loss):			
As reported	$23,579	$(33,894)	$39,468
Less: Total stock-based compensation expense determined under fair value-based method, net of tax	(2,117)	(2,839)	(3,510)
Pro forma	$21,462	$(36,733)	$35,958
Net earnings (loss) per share:			
Basic:			
As reported	$ 0.42	$ (0.65)	$ 0.77
Pro forma	$ 0.38	$ (0.70)	$ 0.70
Diluted:			
As reported	$ 0.41	$ (0.65)	$ 0.74
Pro forma	$ 0.38	$ (0.70)	$ 0.67

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of each option granted during fiscal years 2004, 2003 and 2002 is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Year ended	January 29, 2005	January 31, 2004	February 1, 2003
Dividend yield	1.67%	1.57%	1.44%
Expected volatility	41%	41%	41%
Risk-free interest rate range:			
High	4.8%	4.6%	5.4%
Low	2.0%	1.5%	2.3%
Ranges of expected lives in years	3–8	4–8	4–8

COMPREHENSIVE INCOME (LOSS) Comprehensive income (loss) is reported in accordance with SFAS No. 130, "Reporting Comprehensive Income." Other comprehensive income (loss) includes minimum pension liability and fair market value of cash flow hedge.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES The Company reports derivatives and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

SEGMENT INFORMATION The Company reports segment information in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." The Company operates in one industry, the automotive aftermarket. In accordance with SFAS No. 131, the Company aggregates all of its stores and reports one operating segment. Sales by major product categories are as follows:

Year ended	January 29, 2005	January 31, 2004	February 1, 2003
Parts and Accessories	$1,539,513	$1,392,179	$1,362,112
Tires	323,502	336,207	335,516
Total Merchandise Sales	1,863,015	1,728,386	1,697,628
Service	409,881	405,884	400,149
Total Revenues	$2,272,896	$2,134,270	$2,097,777

The Company's automotive product line includes: tires; batteries; new and remanufactured parts for domestic and import vehicles; chemicals and maintenance items; fashion, electronic, and performance accessories; personal transportation merchandise; and garage and repair shop merchandise. Service consists of the labor charge for installing merchandise or maintaining or repairing vehicles.

NEW ACCOUNTING STANDARDS

In December 2004, the FASB issued SFAS No. 123 (revised 2004) or SFAS No. 123R, "Share-Based Payment", which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," and supercedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and subsequently issued stock option related guidance. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods and services, primarily on accounting for transactions in which an entity

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

obtains employee services in share-based payment transactions. It also addresses transactions in which an entity incurs liabilities in exchange for goods and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The Company is required to apply SFAS No. 123R to all awards granted, modified or settled as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The statement also requires the Company to use either the modified-prospective method or modified retrospective method in the transition to the new standard. Under the modified-prospective method, the Company must recognize compensation cost for all awards subsequent to adopting the standard and for the unvested portion of previously granted awards outstanding upon adoption. Under the modified retrospective method, the Company must restate its previously issued financial statements to recognize the amounts it previously calculated and reported on a pro-forma basis, as if the prior standard had been adopted. Under both methods, the statement permits the use of either the straight-line or an accelerated method to amortize the cost as an expense for awards with graded vesting. The standard permits and encourages early adoption.

The Company has commenced its analysis of the impact of its SFAS No. 123R, but has not yet decided: (1) whether to elect early adoption, (2) the early adoption date, if elected, (3) the use of the modified-prospective or modified retrospective method and (4) the election to use straight-line or an accelerated method. Accordingly, the Company has not determined the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29". SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exemption for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provision is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company's current financial condition or results of operations.

In November 2004, the FASB issued SFAS No. 151, " Inventory Costs, an Amendment of ARB No. 43, Chapter 4 'Inventory Pricing'." The standard requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be excluded from the cost of inventory and expensed when incurred. The provision is effective for fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In November 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations". This consensus addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. Additionally, it addresses the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. The consensus should be applied in fiscal periods beginning after December 15, 2004. The Company does not expect the adoption of this consensus to have a material effect on its financial position, results of operations or cash flows.

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

RECENTLY ADOPTED ACCOUNTING STANDARDS

In December 2003, the FASB issued SFAS No. 132 (revised 2003) (SFAS No. 132R), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132R revises employers' disclosures about pension plans and postretirement benefit plans. SFAS No. 132R does not change the measurement and recognition of those plans required by SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132R retains the original disclosure requirements contained in SFAS No. 132 and requires additional expanded annual and interim disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement benefit plans. Except for certain provisions, the adoption of this Statement is required for financial statements with fiscal years ending after December 15, 2003. The Company adopted the provisions of SFAS No. 132R in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements. The revised disclosure requirements are reflected in Note 10 of the consolidated financial statements included in Item 8 herein.

In December 2003, the FASB revised FIN 46 (revised 2002) (FIN 46R), "Consolidation of Variable Interest Entities." FIN 46, an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of any expected losses from the variable interest entity's activities, is entitled to receive any expected residual returns of the variable interest entity, or both. The guidance contained in FIN 46R is effective no later than the end of the first reporting period that ends after March 15, 2004. If an entity has applied the original guidance in this Interpretation prior to the effective date of FIN 46R, the entity, shall continue to apply FIN 46 until the effective date or apply this Interpretation at an earlier date. On August 1, 2003 the Company refinanced its real estate operating lease facility, which qualified as a variable interest entity into a new entity. The Company evaluated this leasing transaction in accordance with the original guidance of FIN 46 and determined it does not have to consolidate this leasing entity. The Company adopted the revised guidance of FIN 46R for variable interest entities created prior to December 31, 2003 in the fourth quarter of 2003 with no material effect on its consolidated financial statements.

In November 2003, the EITF reached a consensus on EITF 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers". This consensus addresses whether a reseller should account for consideration received from a vendor that is a reimbursement by the vendor for honoring the vendor's sales incentives offered directly to consumers in accordance with the guidance in EITF Issue No. 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor". For purposes of this Issue, the "vendor's sales incentive offered directly to consumers" is limited to a vendor's incentive (i) that can be tendered by a consumer at resellers that accept manufacturer's incentives in partial (or full) of the price charged by the reseller for the vendor's product, (ii) for which the reseller receives a direct reimbursement from the vendor (or a clearinghouse authorized by the vendor) based on the face amount of the incentive, (iii) for which the terms of reimbursement to the reseller for the vendor's sales incentive offered to the consumer must not be influenced by or negotiated in conjunction with any other incentive arrangements between the vendor and the reseller but, rather may only be determined by the terms of the incentive offered to consumers and (iv) whereby the reseller is subject to an agency relationship with the vendor, whether expressed or implied, in the sales incentive transaction between the vendor and the consumer. The consensus is that sales incentives that meet all of such criteria are not subject to the guidance in Issue No. 02-16. The provisions of EITF No. 03-10 are to be applied to new arrangements, including modifications to existing arrangements, entered into or redeemed in fiscal periods beginning after November 25, 2003. The Company adopted the provisions of EITF 03-10 in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements.

(dollar amounts in thousands, except per share amounts)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and for all other instruments for interim periods beginning after June 15, 2003. The FASB continues to address certain implementation issues associated with the application of SFAS No. 150, including those related to mandatory redeemable financial instruments representing non-controlling interests in subsidiaries' consolidated financial statements. The Company will continue to monitor the actions of the FASB and assess the impact, if any, on its consolidated financial statements. The Company adopted the effective provisions of SFAS No. 150 in the third quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In May 2003, the EITF reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables." This consensus addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The guidance in this EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company elected early adoption for the provisions of this consensus prospectively in the fourth quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, resulting primarily from decisions made by the FASB's Derivatives Implementation Group following the issuance of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and is effective for hedging relationships designated after June 30, 2003. The Company adopted this statement in the second quarter of fiscal 2003 with no material effect on its consolidated financial statements.

In May 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." As a result of rescinding FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations." This statement also amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Additional amendments include changes to other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The Company adopted the provisions of SFAS No. 145 in the first quarter of fiscal 2003. Accordingly, reclassifications of gains and losses from extinguishment of debt have been made for fiscal 2002 and 2001 to maintain comparability for the reported periods.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses accounting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs and is effective for fiscal years beginning after June 15, 2002. The Company adopted the provisions of SFAS No. 143 in the first quarter of fiscal 2003 and has recognized an initial asset of $2,844, accumulated depreciation of $2,247, a liability of $4,540 and a cumulative effect of a change in accounting principle before taxes of $3,943 ($2,484 net of tax) on its consolidated financial statements.

RECLASSIFICATIONS Certain reclassifications have been made to the prior years' consolidated financial statements to provide comparability with the current year's presentation.

(dollar amounts in thousands, except per share amounts)

NOTE 2—DEBT

LONG-TERM DEBT

	January 29, 2005	January 31, 2004
Medium-Term Notes, 6.7% to 6.9%, due March 2004 through March 2006	$ 43,000	$100,000
7.0% Senior Notes due June 2005	40,444	100,000
6.92% Term Enhanced ReMarketable Securities, due July 2016	100,000	100,000
7.5% Senior Subordinated Notes due December 2014	200,000	—
Medium-Term Notes, 6.4% to 6.52%, due July 2007 through September 2007	215	51,215
Senior Secured Credit Facility, payable through July 2006	—	22,419
Other notes payable, 3.8% to 8.0%	1,331	1,347
Capital lease obligations, payable through July 2005	422	48
Line of credit agreement	8,152	50
	393,564	375,079
Less current maturities	40,882	117,063
Total Long-term Debt	$352,682	$258,016

On December 14, 2004, the Company issued $200,000 aggregate principal amount of 7.5% Senior Subordinated Notes due December 15, 2014. The Notes are unsecured and jointly and severally guaranteed by the Company's wholly-owned direct and indirect operating subsidiaries, The Pep Boys Manny, Moe and Jack of California, Pep Boys—Manny, Moe and Jack of Delaware, Inc. and Pep Boys—Manny, Moe and Jack of Puerto Rico, Inc. and PBY Corporation. Interest on the Notes is payable by the Company on June 15 and December 15 starting on June 15, 2005.

On December 2, 2004, the Company further amended its amended and restated line of credit agreement. The amendment increased the amount available for borrowings to $357,500, with an ability, upon satisfaction of certain conditions, to increase such amount to $400,000. The amendment also reduced the interest rate under the agreement to the London Interbank Offered Rate (LIBOR) plus 1.75% (after June 1, 2005, the rate reduces to LIBOR plus 1.50%, subject to 0.25% incremental increases as excess availability falls below $50,000). The amendment also provided the flexibility, upon satisfaction of certain conditions, to release up to $99,000 of reserves currently required as of December 2, 2004 under the line of credit agreement to support certain operating leases. This reserve was reduced to $76,401 on December 2, 2004. Finally, the amendment extended the term of the agreement through December 2009. The weighted average interest rate on borrowings under the line of credit agreement was 4.1% and 3.4% at January 29, 2005 and January 31, 2004, respectively.

In December 2004, the Company repurchased, through a tender offer, $59,556 aggregate principal amount of its 7.00% Senior Notes due June 1, 2005. In the second quarter of 2004, the Company reclassified the $100,000 aggregate principal amount of the 7.00% Senior Notes then outstanding to current liabilities on the consolidated balance sheet.

Upon maturity on November 5, 2004, the Company retired the remaining $16,000 aggregate principal amount of its 6.67% Medium-Term Notes. In the fourth quarter of fiscal 2003, the Company reclassified the $16,000 aggregate principal amount of the 6.67% Medium-Term Notes then outstanding to current liabilities on the balance sheet.

Upon maturity on November 3, 2004, the Company retired the remaining $30,000 aggregate principal amount of its 6.71% Medium-Term Notes. In the second quarter of fiscal 2004, the Company repurchased, on the open

(dollar amounts in thousands, except per share amounts)

NOTE 2—DEBT (Continued)

market, $5,000 aggregate principal amount of the 6.71% Medium-Term Notes. In the fourth quarter of 2003, the Company reclassified the $35,000 aggregate principal amount of the 6.71% Medium-Term Notes then outstanding to current liabilities on the balance sheet.

On April 1, 2004, the Company prepaid the $22,419 aggregate principal amount of Senior Secured Credit Facility (equipment and real estate) then outstanding .

In the first quarter of fiscal 2004, the Company repurchased, on the open market, $32,000 aggregate principal amount of 6.75% Medium-Term Notes due March 10, 2004 and $25,000 aggregate principal amount of 6.65% Medium-Term Notes due March 3, 2004. In the first quarter of fiscal 2003, the Company reclassified the $32,000 aggregate principal amount of the 6.75% Medium-Term Notes and the $25,000 aggregate principal amount of the 6.65% Medium-Term Notes to current liabilities on the consolidated balance sheet.

In the first quarter of fiscal 2004, the Company entered into arrangements with certain of its vendors and banks to extend payment terms on certain merchandise purchases. Under this program, the bank makes payments to the vendor based upon a negotiated discount rate between the parties and the Company makes its payment of the full payable to the bank at the extended payment term. As of July 31, 2004, all obligations under these arrangements were fully satisfied and the agreement was terminated.

In February 1998, the Company established a Medium-Term Note program which permitted the Company to issue up to $200,000 of Medium-Term Notes. Under this program the Company sold $100,000 principal amount of Senior Notes, ranging in annual interest rates from 6.7% to 6.9% and due March 2004 and March 2006. Additionally, in July 1998, under this note program, the Company sold $100,000 of Term Enhanced ReMarketable Securities with a stated maturity date of July 2016. The Company also sold a call option with the securities, which allows the securities to be remarketed to the public in July 2006 under certain circumstances. If the securities are not remarketed, the Company will be obligated to repay the principal amount in full in July 2016. The level yield to maturity on the securities is approximately 6.85% and the coupon rate is 6.92%.

The other notes payable have a weighted average interest rate of 4.8% at January 29, 2005 and 5.1% at January 31, 2004, and mature at various times through August 2016. Certain of these notes are collateralized by land and buildings with an aggregate carrying value of approximately $6,766 and $6,995 at January 29, 2005 and January 31, 2004, respectively.

CONVERTIBLE DEBT

	January 29, 2005	January 31, 2004
4.25% Senior convertible notes, due June 2007	$119,000	$150,000
Less current maturities	—	—
Total Long-term Convertible Debt	$119,000	$150,000

On May 21, 2002, the Company issued $150,000 aggregate principal amount of 4.25% Convertible Senior Notes due June 1, 2007. The notes are unsecured and jointly and severally guaranteed by the Company's wholly-owned direct and indirect operating subsidiaries, The Pep Boys Manny Moe & Jack of California, Pep Boys—Manny, Moe & Jack of Delaware, Inc. and Pep Boys—Manny, Moe & Jack of Puerto Rico, Inc. PBY Corporation was added as a subsidiary guarantor on January 6, 2005. The notes may be converted into shares of Pep Boys common stock at any time prior to their maturity unless they have been previously repurchased or redeemed by the Company. The conversion rate is 44.6484 shares per each $1,000 principal amount of notes, equivalent to a conversion price of approximately $22.40 per share. Interest on the notes is payable by the Company on June 1 and December 1 of each year. In January 2005, the Company repurchased, in private transactions, $31,000 aggregate principal amount of these notes.

(dollar amounts in thousands, except per share amounts)

NOTE 2—DEBT (Continued)

Several of the Company's debt agreements require the maintenance of certain financial ratios and compliance with covenants. The most restrictive of these covenants, an EBITDA restriction, is triggered if the Company's availability under its line of credit agreement drops below $50,000. As of January 29, 2005 the Company was in compliance with such EBITDA restriction and all other covenants contained in its debt agreements.

The annual maturities of all long-term debt and capital lease commitments for the next five years are:

Year	Long-Term Debt	Capital Leases	Total
2005	$ 40,460	$422	$ 40,882
2006	44,031	—	44,031
2007	119,215	—	119,215
2008	8,152	—	8,152
2009	—	—	—
Thereafter	300,284	—	300,284
Total	$512,142	$422	$512,564

The Company was contingently liable for outstanding letters of credit in the amount of approximately $35,493 and $40,886 at January 29, 2005 and January 31, 2004, respectively. The Company was also contingently liable for surety bonds in the amount of approximately $4,442 and $7,724 at January 29, 2005 and January 31, 2004, respectively.

NOTE 3—ACCRUED EXPENSES

The Company's accrued expenses as of January 29, 2005 and January 31, 2004, were as follows:

	January 29, 2005	January 31, 2004
Casualty and medical risk insurance	$164,065	$136,599
Accrued compensation and related taxes	45,899	51,043
Legal reserves	1,877	26,576
Other	94,830	53,347
Total	$306,671	$267,565

NOTE 4—OTHER CURRENT ASSETS

The Company's other current assets as of January 29, 2005 and January 31, 2004, were as follows:

	January 29, 2005	January 31, 2004
Reinsurance premiums receivable	$80,397	$67,326
Income taxes receivable	15,404	13,517
Other	264	253
Total	$96,065	$81,096

NOTE 5—LEASE AND OTHER COMMITMENTS

On October 18, 2004, the Company entered into a Master Lease agreement providing for the lease of up to $35,000 of new point-of-sale hardware for the Company's stores. This Master Lease will be reflected in the Company's consolidated financial statements as an operating lease. The Company has evaluated this transaction in accordance with the guidance of FIN 46R and has determined that it is not required to consolidate the leasing entity. The Company has drawn approximately $18,172 on this operating lease facility as of January 29, 2005.

(dollar amounts in thousands, except per share amounts)

NOTE 5—LEASE AND OTHER COMMITMENTS (Continued)

On August 1, 2003, the Company refinanced $132,000 in operating leases. These leases, which expire on August 1, 2008, have lease payments with an effective rate of LIBOR plus 2.06%. The Company has evaluated this transaction in accordance with the original guidance of FIN 46 and has determined that it is not required to consolidate the leasing entity. The leases include a residual value guarantee with a maximum value of approximately $105,000. The Company expects the fair market value of the leased real estate to substantially reduce or eliminate the Company's payment under the residual guarantee at the end of the lease term.

In accordance with FIN 45, the Company has recorded a liability for the fair value of the guarantee related to this operating lease. As of January 29, 2005 and January 31, 2004, the current value of this liability was $3,491 and $4,488, respectively, which is recorded in other long-term liabilities on the consolidated balance sheets.

In May 2001, the Company sold certain operating assets for $14,000. The assets were leased back from the purchaser in a lease structured as a one-year term with three one-year renewal options. The resulting lease was accounted for as an operating lease and the gain of $3,817 from the sale of certain operating assets was deferred at the time of sale. In May 2004, the Company repurchased these assets for $5,468. The remaining deferred gain of $3,729 was netted against the purchase price of the repurchased assets resulting in a net book value of $1,739 recorded on the consolidated balance sheet as of July 31, 2004 for the repurchased assets.

The Company leases certain property and equipment under operating leases and capital leases which contain renewal and escalation clauses, step rent provisions, capital improvements funding and other lease concessions. These provisions are considered in the Company's calculation of the Company's minimum lease payments which are recognized as expense on a straight-line basis over the applicable lease term. In accordance with SFAS No. 13, as amended by SFAS No. 29, any lease payments that are based upon an existing index or rate are included in the Company's minimum lease payment calculations. Future minimum rental payments for noncancelable operating leases and capital leases in effect as of January 29, 2005 are shown in the table below. All amounts are exclusive of lease obligations and sublease rentals applicable to stores for which reserves, in conjunction with the restructuring, have previously been established. The aggregate minimum rental payments for such leases having initial terms of more than one year are approximately:

Year	Operating Leases	Capital Leases
2005	$ 59,039	$422
2006	57,137	—
2007	54,884	—
2008	46,878	—
2009	33,646	—
Thereafter	219,444	—
Aggregate minimum lease payments	$471,028	$422
Less: interest on capital leases		—
Present Value of Net Minimum Lease Payments		$422

Rental expenses incurred for operating leases in fiscal years 2004, 2003 and 2002 were $60,941, $63,806 and $61,282, respectively.

In October 2001, the Company entered into a contractual commitment to purchase media advertising services with equal annual purchase requirements totaling $39,773 over four years. During the second quarter of fiscal 2004, it was determined that the Company would be unable to meet its obligation for the 2004 contract year which ended on November 30, 2004. As a result, the Company recorded a $1,579 charge to selling, general and administrative

(dollar amounts in thousands, except per share amounts)

NOTE 5—LEASE AND OTHER COMMITMENTS (Continued)

expenses in the quarter ending July 31, 2004 related to the anticipated shortfall in this purchase commitment. The minimum required purchases for 2005 (the remaining year of this commitment) is $7,009, which the Company expects to meet.

NOTE 6—STOCKHOLDERS' EQUITY

SHARE REPURCHASE—TREASURY STOCK In the third quarter of fiscal 2004, the Company announced a share repurchase program for up to $100,000 of the Company's shares. Under the program, the Company may repurchase its shares of common stock in the open market or in privately negotiated transactions, from time to time prior to September 8, 2005. As of January 29, 2005, the Company had repurchased a total of 3,077,000 shares at an average cost of $12.91 per share ($39,718).

All of these repurchased shares were placed into the Company's treasury. A portion of the treasury shares will be used by the Company to provide benefits to employees under its compensation plans and in conjunction with the Company's dividend reinvestment program. As of January 29, 2005, the Company has reflected 11,305,130 shares of its common stock at a cost of $172,564 as "cost of shares in treasury" on the Company's consolidated balance sheet.

SALE OF COMMON STOCK On March 24, 2004, the Company sold 4,646,464 shares of common stock (par value $1 per share) at a price of $24.75 per share for net proceeds of $108,854.

RIGHTS AGREEMENT On December 31, 1997, the Company distributed as a dividend one common share purchase right on each of its common shares. The rights will not be exercisable or transferable apart from the Company's common stock until a person or group, as defined in the rights agreement (dated December 5, 1997), without the proper consent of the Company's Board of Directors, acquires 15% or more, or makes an offer to acquire 15% or more of the Company's outstanding stock. When exercisable, the rights entitle the holder to purchase one share of the Company's common stock for $125. Under certain circumstances, including the acquisition of 15% of the Company's stock by a person or group, the rights entitle the holder to purchase common stock of the Company or common stock of an acquiring company having a market value of twice the exercise price of the right.

The rights do not have voting power and are subject to redemption by the Company's Board of Directors for $.01 per right anytime before a 15% position has been acquired and for 10 days thereafter, at which time the rights become non-redeemable. The rights expire on December 31, 2007.

BENEFITS TRUST On April 29, 1994, the Company established a flexible employee benefits trust with the intention of purchasing up to $75,000 worth of the Company's common shares. The repurchased shares will be held in the trust and will be used to fund the Company's existing benefit plan obligations including healthcare programs, savings and retirement plans and other benefit obligations. The trust will allocate or sell the repurchased shares through 2023 to fund these benefit programs. As shares are released from the trust, the Company will charge or credit additional paid-in capital for the difference between the fair value of shares released and the original cost of the shares to the trust. For financial reporting purposes, the trust is consolidated with the accounts of the Company. All dividend and interest transactions between the trust and the Company are eliminated. In connection with the Dutch Auction self-tender offer, 37,230 shares were tendered at a price of $16.00 per share in fiscal 1999. At January 29, 2005, the Company has reflected 2,195,270 shares of its common stock at a cost of $59,264 as "cost of shares in benefits trust" on the Company's consolidated balance sheet.

(dollar amounts in thousands, except per share amounts)

NOTE 7—RESTRUCTURING

Building upon the Profit Enhancement Plan launched in October 2000, the Company, during fiscal 2003, conducted a comprehensive review of its operations including individual store performance, the entire management infrastructure and its merchandise and service offerings. On July 31, 2003, the Company announced several initiatives aimed at realigning its business and continuing to improve upon the Company's profitability. These actions, including the disposal and sublease of the Company's real properties, were substantially completed by January 31, 2004 with net costs of approximately $65,986. The Company is accounting for these initiatives in accordance with the provisions of SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". These initiatives included:

Closure of 33 under-performing stores on July 31, 2003

The charges related to these closures included a $31,237 write-down of fixed assets, $424 in long-term lease and other related obligations, net of subleases, $980 in workforce reduction costs, store breakdown costs of $2,031 and inventory transfer costs of $862. These charges are included in discontinued operations in the consolidated statement of operations. The write-down of fixed assets includes the adjustment to the market value of those owned stores that are now classified as assets held for disposal in accordance with SFAS No. 144 and the write-down of leasehold improvements. The assets held for disposal have been valued at the lower of their carrying amount or their estimated fair value, net of disposal costs. The long-term lease and other related obligations represent the fair value of such obligations less the estimated net sublease income. The workforce reduction costs represent the involuntary termination benefits payable to approximately 900 store employees, all of whom were notified on or prior to July 31, 2003. Severance for these employees was accrued in accordance with SFAS No. 146. Approximately 61% of these employees were terminated as of November 1, 2003. The remaining employees accepted other positions within the Company subsequent to the July 31, 2003 notification date. The accrued severance of $557 related to employees that accepted other positions was reversed in the third quarter of fiscal 2003. An additional $187 in accrued severance was reversed in the fourth quarter of fiscal 2003 due to a change in the estimate of severance payable. These reversals were recorded in discontinued operations on the consolidated statement of operations.

Discontinuation of certain merchandise offerings

In the second quarter of fiscal 2003, the Company recorded a $24,580 write-down of inventory as a result of a decision to discontinue certain merchandising offerings. This write-down was recorded in cost of merchandise sales on the consolidated statement of operations.

Corporate realignment

The charges related to this fiscal 2003 realignment included $3,070 in workforce reduction costs, $2,543 of expenses incurred in the development of the restructuring plan, a $536 write-down of certain assets and $467 in costs related to two warehouse lease terminations. The workforce reduction costs represent the involuntary termination benefits payable to 150 Store Support Center employees and field managers. All of these employees were terminated as of November 1, 2003. The realignment charges were recorded in selling, general and administrative expenses and cost of merchandise sales on the consolidated statement of operations.

(dollar amounts in thousands, except per share amounts)

NOTE 7—RESTRUCTURING (Continued)

Reserve Summary

The following chart details the reserve balances through January 29, 2005. The reserve includes remaining rent on leases net of sublease income, other contractual obligations associated with leased properties and employee severance.

	Severance	Lease Expenses	Contractual Obligations	Total
Reserve balance at Feb. 1, 2003	$ —	$ —	$ —	$ —
Original reserve	4,050	2,332	887	7,269
Provision for present value of liabilities	—	92	25	117
Changes in assumptions about future sublease income, lease termination, contractual obligations and severance	(744)	2,098	(44)	1,310
Cash payments	(2,933)	(2,154)	(405)	(5,492)
Reserve balance at Jan. 31, 2004	373	2,368	463	3,204
Provision for present value of liabilities	—	160	256	416
Changes in assumptions about future sublease income, lease termination, contractual obligations and severance	(158)	82	—	(76)
Cash payments	(215)	(855)	(578)	(1,648)
Reserve balance at Jan. 29, 2005	$ —	$ 1,755	$ 141	$ 1,896

NOTE 8—DISCONTINUED OPERATIONS

In accordance with SFAS No. 144, the Company's discontinued operations reflect the operating results for the 33 stores closed on July 31, 2003 as part of the Company's corporate restructuring. The results for the fiscal years ended January 31, 2004 and February 1, 2003 have been reclassified to show the results of operations for the 33 closed stores as discontinued operations. Below is a summary of these results:

Year ended	January 29, 2005	January 31, 2004	February 1, 2003
Total Revenues	$ 1	$ 37,722	$74,711
Total Gross (Loss) Profit	(3,342)	(15,695)	17,215
Selling, General, and Administrative Expenses	(10)	9,981	16,283
(Loss) Earnings from Discontinued Operations Before Income Taxes	(3,332)	(25,676)	932
(Loss) Earnings from Discontinued Operations, Net of Tax	$(2,087)	$(16,265)	$ 587

(dollar amounts in thousands, except per share amounts)

NOTE 8—DISCONTINUED OPERATIONS (Continued)

Additionally, the Company has made certain reclassifications to its consolidated balance sheets to reflect the assets held for disposal and assets from discontinued operations associated with the 33 stores closed on July 31, 2003. As of January 29, 2005 and January 31, 2004, the balances reclassified to assets held for disposal were as follows:

	January 29, 2005	January 31, 2004
Land	$543	$ 8,954
Building and improvements	122	7,975
	$665	$16,929

Two of the Company's closed stores remained unsold as of January 29, 2005. One of the properties is without an executed agreement of sale and was reclassified in the second quarter of fiscal 2004 to assets held for use at market value, which is lower than cost adjusted for depreciation. The other property is the subject of an executed agreement of sale as of January 29, 2005 and therefore will remain in assets held for disposal until the completion of sale.

During fiscal 2004, the Company sold assets held for disposal for proceeds of $13,327 resulting in a loss of $91 which was recorded in discontinued operations on the consolidated statement of operations.

During fiscal 2003, the Company sold assets held for disposal for proceeds of $12,068, resulting in a gain of $7,097 which was recorded in discontinued operations on the consolidated statement of operations.

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION

On December 14, 2004, the Company issued $200,000 aggregate principal amount of 7.50% Senior Subordinated Notes due December 15, 2014, and on May 21, 2002, the Company issued $150,000 aggregate principal amount of 4.25% Convertible Senior Notes. Both issuances are unsecured and jointly and severally guaranteed by the Company's wholly-owned direct and indirect operating subsidiaries, The Pep Boys Manny, Moe and Jack of California, Pep Boys—Manny, Moe and Jack of Delaware, Inc. and Pep Boys—Manny, Moe and Jack of Puerto Rico, Inc. PBY Corporation was added as a subsidiary guarantor of both issuances on January 6, 2005.

The following are consolidating balance sheets of the Company as of January 29, 2005 and January 31, 2004 and the related consolidating statements of operations and consolidating statements of cash flows for the fiscal years ended January 29, 2005, January 31, 2004 and February 1, 2003. The consolidating balance sheet as of January 31, 2004 and the related consolidating statements of operations and cash flows for the fiscal years ended January 31, 2004 and February 1, 2003 have been reclassified to show PBY Corporation as a subsidiary guarantor for comparative purposes.

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONSOLIDATING BALANCE SHEET

As of January 29, 2005	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation/ Elimination	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 59,032	$ 8,474	$ 15,252	$ —	$ 82,758
Accounts receivable, net	14,150	16,844	—	—	30,994
Merchandise inventories	205,908	396,852	—	—	602,760
Prepaid expenses	28,535	17,450	21,499	(22,135)	45,349
Deferred income taxes	3,140	(28,192)	5,645	19,407	—
Other	19,170	12,097	64,798	—	96,065
Assets held for disposal	—	665	—	—	665
Total Current Assets	329,935	424,190	107,194	(2,728)	858,591
Property and Equipment—at cost:					
Land	87,314	174,671	—	—	261,985
Buildings and improvements	315,170	600,929	—	—	916,099
Furniture, fixtures and equipment	296,732	336,366	—	—	633,098
Construction in progress	38,240	2,186	—	—	40,426
	737,456	1,114,152	—	—	1,851,608
Less accumulated depreciation and amortization	390,331	516,246	—	—	906,577
Total Property and Equipment—Net	347,125	597,906	—	—	945,031
Investment in subsidiaries	1,585,211	1,130,247	—	(2,715,458)	—
Intercompany receivable	—	845,384	85,881	(931,265)	—
Other	59,900	3,501	—	—	63,401
Total Assets	$2,322,171	$3,001,228	$193,075	$(3,649,451)	$1,867,023
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 310,972	$ 9	$ —	$ —	$ 310,981
Accrued expenses	60,178	90,014	178,614	(22,135)	306,671
Current deferred taxes	—	—	—	19,406	19,406
Current maturities of long-term debt and obligations under capital leases	40,882	—	—	—	40,882
Total Current Liabilities	412,032	90,023	178,614	(2,729)	677,940
Long-term debt and obligations under capital leases, less current maturities	347,315	5,367	—	—	352,682
Convertible long-term debt, less current maturities	119,000	—	—	—	119,000
Other long-term liabilities	11,416	26,561	—	—	37,977
Intercompany liabilities	765,068	166,196	—	(931,264)	—
Deferred income taxes	13,884	12,084	—	—	25,968
Stockholders' Equity:					
Common stock	68,557	1,502	100	(1,602)	68,557
Additional paid-in capital	284,966	436,858	3,900	(440,758)	284,966
Retained earnings	536,780	2,262,637	10,461	(2,273,098)	536,780
Common stock subscriptions receivable	(167)	—	—	—	(167)
Accumulated other comprehensive loss	(4,852)	—	—	—	(4,852)
	885,284	2,700,997	14,461	(2,715,458)	885,284
Less:					
Cost of shares in treasury	172,564	—	—	—	172,564
Cost of shares in benefits trust	59,264	—	—	—	59,264
Total Stockholders' Equity	653,456	2,700,997	14,461	(2,715,458)	653,456
Total Liabilities and Stockholders' Equity	$2,322,171	$3,001,228	$193,075	$(3,649,451)	$1,867,023

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONSOLIDATING BALANCE SHEET

As of January 31, 2004	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation/ Elimination	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 43,929	$ 9,072	$ 7,983	$ —	$ 60,984
Accounts receivable, net	14,573	15,989	—	—	30,562
Merchandise inventories	191,111	362,451	—	—	553,562
Prepaid expenses	25,860	16,714	17,656	(20,750)	39,480
Deferred income taxes	7,224	8,354	5,248	—	20,826
Other	17,891	7,494	55,711	—	81,096
Assets held for disposal	8,083	8,846	—	—	16,929
Total Current Assets	308,671	428,920	86,598	(20,750)	803,439
Property and Equipment—at cost:					
Land	87,484	176,423	—	—	263,907
Buildings and improvements	308,066	591,048	—	—	899,114
Furniture, fixtures and equipment	286,472	300,135	—	—	586,607
Construction in progress	12,800	—	—	—	12,800
	694,822	1,067,606	—	—	1,762,428
Less accumulated depreciation and amortization	363,652	475,567	—	—	839,219
Total Property and Equipment—Net	331,170	592,039	—	—	923,209
Investment in subsidiaries	1,440,412	1,162,965	—	(2,603,377)	—
Intercompany receivable	—	667,856	98,633	(766,489)	—
Other	48,240	3,158	—	—	51,398
Total Assets	$2,128,493	$2,854,938	$185,231	$(3,390,616)	$1,778,046
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 342,575	$ 9	$ —	$ —	$ 342,584
Accrued expenses	43,670	91,564	153,081	(20,750)	267,565
Current maturities of long-term debt and obligations under capital leases	117,063	—	—	—	117,063
Total Current Liabilities	503,308	91,573	153,081	(20,750)	727,212
Long-term debt and obligations under capital leases, less current maturities	257,983	33	—	—	258,016
Convertible long-term debt, less current maturities	150,000	—	—	—	150,000
Other long-term liabilities	13,444	29,664	—	—	43,108
Intercompany liabilities	607,168	159,321	—	(766,489)	—
Deferred income taxes	26,856	3,120	—	—	29,976
Stockholders' Equity:					
Common stock	63,911	1,502	100	(1,602)	63,911
Additional paid-in capital	177,317	436,857	3,900	(440,757)	177,317
Retained earnings	531,933	2,132,868	28,150	(2,161,018)	531,933
Accumulated other comprehensive loss	(15)	—	—	—	(15)
	773,146	2,571,227	32,150	(2,603,377)	773,146
Less:					
Cost of shares in treasury	144,148	—	—	—	144,148
Cost of shares in benefits trust	59,264	—	—	—	59,264
Total Stockholders' Equity	569,734	2,571,227	32,150	(2,603,377)	569,734
Total Liabilities and Stockholders' Equity	$2,128,493	$2,854,938	$185,231	$(3,390,616)	$1,778,046

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS

Year ended January 29, 2005	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation/ Elimination	Consolidated
Merchandise Sales	$647,135	$1,215,880	$ —	$ —	$1,863,015
Service Revenue	141,915	267,966	—	—	409,881
Other Revenue	—	—	28,432	(28,432)	—
Total Revenues	789,050	1,483,846	28,432	(28,432)	2,272,896
Costs of Merchandise Sales	469,421	863,875	—	—	1,333,296
Costs of Service Revenue	108,554	208,588	—	—	317,142
Costs of Other Revenue	—	—	35,693	(35,693)	—
Total Costs of Revenues	577,975	1,072,463	35,693	(35,693)	1,650,438
Gross Profit from Merchandise Sales	177,714	352,005	—	—	529,719
Gross Profit from Service Revenue	33,361	59,378	—	—	92,739
Gross Loss from Other Revenue	—	—	(7,261)	7,261	—
Total Gross Profit (Loss)	211,075	411,383	(7,261)	7,261	622,458
Selling, General and Administrative Expenses	189,161	350,598	316	7,261	547,336
Operating Profit (Loss)	21,914	60,785	(7,577)	—	75,122
Equity in Earnings of Subsidiaries	62,122	64,958	—	(127,080)	—
Non-Operating (Expense) Income	(18,317)	71,679	3,397	(54,935)	1,824
Interest Expense	64,268	26,632	—	(54,935)	35,965
(Loss) Earnings from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle	1,451	170,790	(4,180)	(127,080)	40,981
Income Tax (Benefit) Expense	(22,515)	39,320	(1,490)	—	15,315
Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	23,966	131,470	(2,690)	(127,080)	25,666
Loss from Discontinued Operations, Net of Tax	(387)	(1,700)	—	—	(2,087)
Net (Loss) Earnings	$ 23,579	$ 129,770	$ (2,690)	$(127,080)	$ 23,579

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS

Year ended January 31, 2004	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation/ Elimination	Consolidated
Merchandise Sales	$591,505	$1,136,881	$ —	$ —	$1,728,386
Service Revenue	141,304	264,580	—	—	405,884
Other Revenue	—	—	26,825	(26,825)	—
Total Revenues	732,809	1,401,461	26,825	(26,825)	2,134,270
Costs of Merchandise Sales	426,260	816,100	—	—	1,242,360
Costs of Service Revenue	105,940	205,182	—	—	311,122
Costs of Other Revenue	—	—	31,636	(31,636)	—
Total Costs of Revenues	532,200	1,021,282	31,636	(31,636)	1,553,482
Gross Profit from Merchandise Sales	165,245	320,781	—	—	486,026
Gross Profit from Service Revenue	35,364	59,398	—	—	94,762
Gross Loss from Other Revenue	—	—	(4,811)	4,811	—
Total Gross Profit (Loss)	200,609	380,179	(4,811)	4,811	580,788
Selling, General and Administrative Expenses	192,228	372,481	314	4,811	569,834
Operating Profit (Loss)	8,381	7,698	(5,125)	—	10,954
Equity in Earnings of Subsidiaries	16,070	41,666	—	(57,736)	—
Non-Operating (Expense) Income	(17,055)	65,075	3,390	(48,070)	3,340
Interest Expense	61,675	24,650	—	(48,070)	38,255
(Loss) Earnings from Continuing Operations Before Income Taxes and Cumulative Effect of Change in Accounting Principle	(54,279)	89,789	(1,735)	(57,736)	(23,961)
Income Tax (Benefit) Expense	(24,920)	16,728	(624)	—	(8,816)
Net (Loss) Earnings from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	(29,359)	73,061	(1,111)	(57,736)	(15,145)
Loss from Discontinued Operations, Net of Tax	(3,636)	(12,629)	—	—	(16,265)
Cumulative Effect of Change in Accounting Principle, Net of Tax	(899)	(1,585)	—	—	(2,484)
Net (Loss) Earnings	$(33,894)	$ 58,847	$(1,111)	$(57,736)	$ (33,894)

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS

Year ended February 1, 2003	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation/ Elimination	Consolidated
Merchandise Sales	$585,819	$1,111,809	$ —	$ —	$1,697,628
Service Revenue	140,419	259,730	—	—	400,149
Other Revenue	—	—	26,075	(26,075)	—
Total Revenues	726,238	1,371,539	26,075	(26,075)	2,097,777
Costs of Merchandise Sales	407,538	780,479	—	—	1,188,017
Costs of Service Revenue	101,894	197,900	—	—	299,794
Costs of Other Revenue	—	—	29,498	(29,498)	—
Total Costs of Revenues	509,432	978,379	29,498	(29,498)	1,487,811
Gross Profit from Merchandise Sales	178,281	331,330	—	—	509,611
Gross Profit from Service Revenue	38,525	61,830	—	—	100,355
Gross Loss from Other Revenue	—	—	(3,423)	3,423	—
Total Gross Profit (Loss)	216,806	393,160	(3,423)	3,423	609,966
Selling, General and Administrative Expenses	168,327	332,120	293	3,423	504,163
Operating Profit (Loss)	48,479	61,040	(3,716)	—	105,803
Equity in Earnings of Subsidiaries	63,983	70,805	—	(134,788)	—
Non-Operating (Expense) Income	(16,977)	64,362	4,083	(48,371)	3,097
Interest Expense	70,099	25,509	—	(48,371)	47,237
Earnings from Continuing Operations Before Income Taxes	25,386	170,698	367	(134,788)	61,663
Income Tax (Benefit) Expense	(13,502)	36,170	114	—	22,782
Net Earnings from Continuing Operations	38,888	134,528	253	(134,788)	38,881
Earnings from Discontinued Operations, Net of Tax	580	7	—	—	587
Net Earnings	$ 39,468	$ 134,535	$ 253	$(134,788)	$ 39,468

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

Year ended January 29, 2005	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation/ Elimination	Consolidated
Cash Flows from Operating Activities:					
Net Earnings (Loss)	$ 23,579	$ 129,770	$ (2,690)	$(127,080)	$ 23,579
Net Loss from Discontinued Operations	(387)	(1,700)	—	—	(2,087)
Net Earnings (Loss) from Continuing Operations	23,966	131,470	(2,690)	(127,080)	25,666
Adjustments to Reconcile Net Earnings (Loss) to Net Cash (Used in) Provided By Continuing Operations:					
Depreciation and amortization	29,261	47,359	—	—	76,620
Accretion of asset disposal obligation	29	106	—	—	135
Equity in earnings of subsidiaries	(144,798)	32,718	—	112,080	—
Stock compensation expense	1,184	—	—	—	1,184
Deferred income taxes	(18,584)	45,835	(398)	—	26,853
Deferred gain on sale leaseback	(34)	(96)	—	—	(130)
Gain from sale of assets	(199)	(11,649)	—	—	(11,848)
Changes in operating assets and liabilities:					
(Increase) decrease in accounts receivable, prepaid expenses and other	(5,677)	(5,849)	(12,930)	1,385	(23,071)
Increase in merchandise inventories	(14,797)	(34,401)	—	—	(49,198)
Increase in accounts payable	(24,387)	—	—	—	(24,387)
Increase (increase) in accrued expenses	15,624	(13,920)	25,534	(1,385)	25,853
(Decrease) increase in other long-term liabilities	(887)	(385)	—	—	(1,272)
Net Cash (Used in) Provided by Continuing Operations	(139,299)	191,188	9,516	(15,000)	46,405
Net Cash Provided by Discontinued Operations	(479)	(2,253)	—	—	(2,732)
Net Cash (Used in) Provided by Operating Activities	(139,778)	188,935	9,516	(15,000)	43,673
Cash Flows from Investing Activities:					
Capital expenditures	(43,975)	(44,093)	—	—	(88,068)
Proceeds from sales of assets	331	17,690	—	—	18,021
Proceeds from sales of assets held for disposal	7,826	5,501	—	—	13,327
Net Cash (Used in) Provided by Investing Activities	(35,818)	(20,902)	—	—	(56,720)
Cash Flows from Financing Activities:					
Net payments under line of credit agreements	2,768	5,334	—	—	8,102
Payments for finance issuance costs	(5,500)	—	—	—	(5,500)
Payments on short term borrowing	(7,216)	—	—	—	(7,216)
Payments on capital lease obligations	(1,040)	—	—	—	(1,040)
Reduction of long-term debt	(189,991)	—	—	—	(189,991)
Reduction of convertible debt	(31,000)	—	—	—	(31,000)
Proceeds from issuance of notes	200,000	—	—	—	200,000
Intercompany Loan	161,212	(173,965)	12,753	—	—
Dividends paid	(15,676)	—	(15,000)	15,000	(15,676)
Repurchase of common stock	(39,718)	—	—	—	(39,718)
Proceeds from issuance of common stock	108,854	—	—	—	108,854
Proceeds from exercise of stock options	6,887	—	—	—	6,887
Proceeds from dividend reinvestment plan	1,119	—	—	—	1,119
Net Cash Provided by Financing Activities	190,699	(168,631)	(2,247)	15,000	34,821
Net Increase (Decrease) in Cash	15,103	(598)	7,269	—	21,774
Cash and Cash Equivalents at Beginning of Year	43,929	9,072	7,983	—	60,984
Cash and Cash Equivalents at End of Year	$ 59,032	$ 8,474	$ 15,252	$ —	$ 82,758

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

Year ended January 31, 2004	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation/ Elimination	Consolidated
Cash Flows from Operating Activities:					
Net (Loss) Earnings	$ (33,894)	$ 58,849	$ (1,111)	$(57,738)	$ (33,894)
Net Loss from Discontinued Operations	(3,351)	(12,914)	—	—	(16,265)
Net (Loss) Earnings from Continuing Operations	(30,543)	71,763	(1,111)	(57,738)	(17,629)
Adjustments to Reconcile Net (Loss) Earnings to Net Cash Provided By Continuing Operations:					
Depreciation and amortization	31,312	46,963	—	—	78,275
Cumulative effect of change in accounting principle, net of tax	899	1,585	—	—	2,484
Accretion of asset disposal obligation	38	125	—	—	163
Equity in earnings of subsidiaries	(16,072)	(41,666)	—	57,738	—
Deferred income taxes	2,838	(6,722)	2,482	—	(1,402)
Deferred gain on sale leaseback	(149)	(276)	—	—	(425)
Loss on asset impairments	13,164	1,371	—	—	14,535
(Gain) loss from sale of assets	(7)	68	—	—	61
Changes in operating assets and liabilities:					
(Increase) decrease in accounts receivable, prepaid expenses and other	(22,786)	(12,614)	828	1,375	(33,197)
Increase in merchandise inventories	(24,945)	(39,735)	—	—	(64,680)
Increase in accounts payable	142,531	—	—	—	142,531
(Decrease) increase in accrued expenses	(21,104)	37,652	10,592	(1,375)	25,765
Increase (decrease) in other long-term liabilities	3,610	(1,884)	—	—	1,726
Net Cash Provided by Continuing Operations	78,786	56,630	12,791	—	148,207
Net Cash Provided by Discontinued Operations	768	1,680	—	—	2,448
Net Cash Provided by Operating Activities	79,554	58,310	12,791	—	150,655
Cash Flows from Investing Activities:					
Capital expenditures from continuing operations	(26,309)	(15,538)	—	—	(41,847)
Proceeds from sales of assets	870	2,446	—	—	3,316
Proceeds from sales of assets held for disposal	—	13,214	—	—	13,214
Net Cash (Used in) Provided by Investing Activities	(25,439)	122	—	—	(25,317)
Cash Flows from Financing Activities:					
Net payments under line of credit agreements	(169)	(328)	—	—	(497)
Payments for finance issuance costs	(2,356)	—	—	—	(2,356)
Payments on capital lease obligations	(700)	—	—	—	(700)
Reduction of long-term debt	(101,183)	—	—	—	(101,183)
Intercompany loan	63,956	(58,752)	(5,204)	—	—
Dividends paid	(14,089)	—	—	—	(14,089)
Proceeds from exercise of stock options	10,483	—	—	—	10,483
Proceeds from dividend reinvestment plan	1,218	—	—	—	1,218
Net Cash Used In Financing Activities	(42,840)	(59,080)	(5,204)	—	(107,124)
Net Increase (Decrease) in Cash	11,275	(648)	7,587	—	18,214
Cash and Cash Equivalents at Beginning of Year	32,654	9,720	396	—	42,770
Cash and Cash Equivalents at End of Year	$ 43,929	$ 9,072	$ 7,983	$ —	$ 60,984

(dollar amounts in thousands, except per share amounts)

NOTE 9—SUPPLEMENTAL GUARANTOR INFORMATION (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS

Year ended February 1, 2003	Pep Boys	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Consolidation/ Elimination	Consolidated
Cash Flows from Operating Activities:					
Net Earnings	$ 39,468	$134,535	$ 253	$(134,788)	$ 39,468
Net Earnings from Discontinued Operations	557	30	—	—	587
Net Earnings from Continuing Operations	38,911	134,505	253	(134,788)	38,881
Adjustments to Reconcile Net Earnings to					
Net Cash Provided By Continuing Operations:					
Depreciation and amortization	34,986	48,663	—	—	83,649
Deferred income taxes	2,126	(5,113)	(788)	—	(3,775)
Deferred gain on sale leaseback	(11)	(101)	—	—	(112)
Equity in earnings of subsidiaries	(63,983)	(70,805)	—	134,788	—
Loss on assets held for disposal	11	815	—	—	826
Gain from sale of assets	(216)	(1,693)	—	—	(1,909)
Changes in operating assets and liabilities:					
Decrease (increase) in accounts receivable, prepaid expenses and other	15,170	(41,131)	10,935	2,125	(12,901)
Decrease in merchandise inventories	10,530	20,061	—	—	30,591
Decrease in accounts payable	(16,032)	—	—	—	(16,032)
Increase in accrued expenses	472	269	13,045	(2,125)	11,661
(Decrease) increase in other long-term liabilities	(652)	744	—	—	92
Net Cash Provided by Continuing Operations	21,312	86,214	23,445	—	130,971
Net Cash Provided by Discontinued Operations	1,895	3,050	—	—	4,945
Net Cash Provided by Operating Activities	23,207	89,264	23,445	—	135,916
Cash Flows from Investing Activities:					
Capital expenditures from continuing operations	(24,521)	(14,884)	—	—	(39,405)
Capital expenditures from discontinued operations	(163)	(1,859)	—	—	(2,022)
Proceeds from sales of assets	816	1,820	—	—	2,636
Proceeds from assets held for disposal	1,234	7,188	—	—	8,422
Net Cash Used in Investing Activities	(22,634)	(7,735)	—	—	(30,369)
Cash Flows from Financing Activities:					
Net payments under line of credit agreements	(23,841)	(46,454)	—	—	(70,295)
Payments for finance issuance costs	(3,750)	—	—	—	(3,750)
Repayment of life insurance policy loan	(17,908)	(2,778)	—	—	(20,686)
Payments on capital lease obligations	(642)	—	—	—	(642)
Reduction of long-term debt	(121,938)	—	—	—	(121,938)
Net proceeds from issuance of notes	150,000	—	—	—	150,000
Intercompany loan	56,811	(33,445)	(23,366)	—	—
Dividends paid	(13,911)	—	—	—	(13,911)
Proceeds from exercise of stock options	1,139	—	—	—	1,139
Proceeds from dividend reinvestment plan	1,325	—	—	—	1,325
Net Cash Provided by (Used in) Financing Activities	27,285	(82,677)	(23,366)	—	(78,758)
Net Increase (Decrease) in Cash	27,858	(1,148)	79	—	26,789
Cash and Cash Equivalents at Beginning of Year	4,796	10,867	318	—	15,981
Cash and Cash Equivalents at End of Year	$ 32,654	$ 9,719	$ 397	$ —	$ 42,770

(dollar amounts in thousands, except per share amounts)

NOTE 10—BENEFIT PLANS

DEFINED BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all of its full-time employees hired on or before February 1, 1992. Normal retirement age is 65. Pension benefits are based on salary and years of service. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of ERISA.

The actuarial computations are made using the "projected unit credit method." Variances between actual experience and assumptions for costs and returns on assets are amortized over the remaining service lives of employees under the plan.

As of December 31, 1996, the Company froze the accrued benefits under the plan and active participants became fully vested. The plan's trustee will continue to maintain and invest plan assets and will administer benefit payments.

The Company also has a Supplemental Executive Retirement Plan (SERP). This unfunded plan has a defined benefit component that provides key employees designated by the Board of Directors with retirement and death benefits. Retirement benefits are based on salary and bonuses; death benefits are based on salary. Benefits paid to a participant under the defined pension plan are deducted from the benefits otherwise payable under the defined benefit portion of the SERP.

Effective March 25, 2002, the Company modified the defined benefit formula of the SERP. These modifications resulted in a $2,101 change in benefit obligation in fiscal 2002.

On January 31, 2004, the Company amended and restated its SERP. This amendment converted the defined benefit plan to a defined contribution plan for certain unvested participants and all future participants, and resulted in an expense under SFAS No. 88 of approximately $2,191. All vested participants under the defined benefits portion will continue to accrue benefits according to the previous defined benefit formula.

In fiscal 2004, the Company settled several obligations related to the benefits under the defined benefit SERP. These obligations totaled $2,065. These obligations resulted in an expense under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," of approximately $774 in fiscal 2004.

In fiscal 2003, the Company settled an obligation of $12,620 related to the defined benefits SERP obligation for the former Chairman and CEO. That obligation resulted in an expense under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," of approximately $5,231.

Pension expense includes the following:

Year ended	Jan. 29, 2005	Jan. 31, 2004	Feb. 1, 2003
Service cost	$ 438	$ 611	$ 587
Interest cost	2,903	3,056	2,934
Expected return on plan assets	(2,299)	(2,064)	(2,300)
Amortization of transitional obligation	163	274	274
Amortization of prior service cost	364	615	297
Recognized actuarial loss	1,733	1,723	1,451
Net periodic benefit cost	3,302	4,215	3,243
FAS 88 curtailment charge	—	2,191	—
FAS 88 settlement charge	774	5,231	—
FAS 88 special termination benefits	—	300	—
Total Pension Expense	$ 4,076	$11,937	$ 3,243

(dollar amounts in thousands, except per share amounts)

NOTE 10—BENEFIT PLANS (Continued)

The following table sets forth the reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit plans:

Year ended	January 29, 2005	January 31, 2004
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 47,197	$ 46,587
Service cost	438	611
Interest cost	2,903	3,056
Plan amendments	—	2,282
Curtailment gain	—	(505)
Settlement loss	2,316	5,576
Special termination benefits	—	300
Liability transfer	—	(671)
Actuarial loss	2,383	4,201
Benefits paid	(2,853)	(14,240)
Benefit Obligation at End of Year	$ 52,384	$ 47,197
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 34,730	$ 31,087
Actual return on plan assets (net of expenses)	2,055	4,732
Employer contributions	1,576	13,151
Benefits paid	(2,853)	(14,240)
Fair Value of Plan Assets at End of Year	$ 35,508	$ 34,730
Reconciliation of the Funded Status:		
Funded status	$(16,876)	$(12,468)
Unrecognized transition obligation	980	1,143
Unrecognized prior service cost	1,718	2,083
Unrecognized actuarial loss	14,024	10,937
Amount contributed after measurement date	1,140	897
Net Amount Recognized at Year-End	$ 986	$ 2,592
Amounts Recognized on Consolidated Balance Sheets Consist of:		
Prepaid benefit cost	$ —	$ 8,411
Accrued benefit liability	(13,137)	(11,266)
Intangible asset	2,698	3,226
Accumulated other comprehensive loss	11,425	2,221
Net Amount Recognized at Year End	$ 986	$ 2,592
Other comprehensive loss attributable to change in additional minimum liability recognition	$ 9,204	$ 1,979
Accumulated Benefit Obligation at End of Year	$ 48,646	$ 44,112
Cash Flows		
Employer contributions expected during fiscal 2005	$ 1,090	—

(dollar amounts in thousands, except per share amounts)

NOTE 10—BENEFIT PLANS (Continued)

The following table sets forth additional fiscal year-end information for the defined benefit portion of the Company's SERP for which the accumulated benefit obligation is in excess of plan assets:

Year ended	January 29, 2005	January 31, 2004
Projected benefit obligation	$16,624	$14,352
Accumulated benefit obligation	12,885	11,266

The following actuarial assumptions were used by the Company to determine pension expense and to present disclosure benefit obligations:

Year ended	January 29, 2005	January 31, 2004
Weighted-Average Assumptions as of December 31:		
Discount rate	5.75%	6.25%
Rate of compensation increase	4.0%[(1)]	4.0%
Weighted-Average Assumptions for Net Periodic Benefit Cost Development:		
Discount rate	6.25%	6.75%
Expected return on plan assets	6.75%	6.75%
Rate of compensation expense	4.0%[(1)]	4.0%
Measurement Date	December 31	December 31

(1) In addition, bonuses are assumed to be 25% of base pay for the SERP.

To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 6.75% long-term rate of return on assets assumption.

Pension plan assets are stated at fair market value and are composed primarily of money market funds, stock index funds, fixed income investments with maturities of less than five years, and the Company's common stock.

Weighted average asset allocations by asset category are as follows:

Plan Assets	As of 12/31/2004	As of 12/31/2003
Equity securities	57%	53%
Debt securities	—	—
Fixed income	43%	47%
Total	100%	100%

Equity securities include Pep Boys common stock in the amounts of $900 (2.6% of total plan assets) and $1,300 (3.6% of total plan assets) at December 31, 2004 and December 31, 2003, respectively.

(dollar amounts in thousands, except per share amounts)

NOTE 10—BENEFIT PLANS (Continued)

Benefit payments, including amounts to be paid from Company assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

2005	$ 2,530
2006	2,474
2007	2,633
2008	2,651
2009	3,441
2010 – 2014	17,148

DEFINED CONTRIBUTION PLAN

On January 31, 2004, the Company amended and restated its SERP. This amendment converted the defined benefit plan to a defined contribution plan for certain unvested participants and all future participants, and resulted in an expense under SFAS No. 88 of approximately $2,191. All vested participants under the defined benefits portion will continue to accrue benefits according to the previous defined benefit formula. The Company's contribution expense for the defined contribution portion of the plan was $678 for the fiscal year ending January 29, 2005.

The Company has 401(k) savings plans, which cover all full-time employees who are at least 21 years of age with one or more years of service. The Company contributes the lesser of 50% of the first 6% of a participant's contributions or 3% of the participant's compensation. The Company's savings plans' contribution expense was $3,463, $4,073, and $4,417 in fiscal 2004, 2003 and 2002, respectively.

DEFERRED COMPENSATION PLAN

In the first quarter of 2004, the Company adopted a non-qualified deferred compensation plan that allows its officers and certain other employees to defer up to 20% of their annual salary and 100% of their annual bonus. Additionally, the first 20% of an officer's bonus deferred into the Company's stock is matched by the Company on a one-for-one basis with the Company's stock that vests over three years. The shares required to satisfy distributions of voluntary bonus deferrals and the accompanying match in the Company's stock are issued under the Stock Incentive Plans.

The Company has accounted for the non-qualified deferred compensation plan in accordance with EITF 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested." The Company establishes and maintains a deferred compensation liability for this plan. The Company plans to fund this liability by remitting the officers' deferrals to a Rabbi Trust where these deferrals are invested in various securities. Accordingly, all gains and losses on these underlying investments, which are held in the Rabbi Trust to fund the deferred compensation liability, are recognized in the Company's consolidated statement of operations. At January 29, 2005 there was a liability of $446 under this plan.

NOTE 11—NET EARNINGS PER SHARE

For fiscal years 2004, 2003 and 2002, basic earnings per share are based on net earnings divided by the weighted average number of shares outstanding during the period. Diluted earnings per share assume conversion of convertible senior notes and the dilutive effects of stock options and purchase rights. Adjustments for the convertible senior notes and stock options were anti-dilutive in fiscal 2003 and therefore excluded from the calculation due to the Company's Net Loss for the year. Additionally, adjustments for the convertible senior notes and purchase rights were anti-dilutive in fiscal 2004 and all periods presented, respectively. Options to purchase 1,950,980, 4,313,020 and 4,588,670 shares of common stock were outstanding at January 29, 2005, January 31, 2004 and February 1, 2003, respectively, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market prices of the common shares on such dates.

(dollar amounts in thousands, except per share amounts)

NOTE 11—NET EARNINGS PER SHARE (Continued)

The following schedule presents the calculation of basic and diluted earnings per share for net earnings (loss) from continuing operations:

Year ended	January 29, 2005	January 31, 2004	February 1, 2003
Earnings (loss) from Continuing Operations:			
Basic earnings (loss) from continuing operations available to common stockholders	$25,666	$(15,145)	$38,881
Adjustment for interest on convertible senior notes, net of tax	—	—	2,807
Diluted earnings (loss) from continuing operations available to common stockholders	$25,666	$(15,145)	$41,688
Shares:			
Basic average number of common shares outstanding	56,353	52,185	51,517
Common shares assumed issued upon conversion of convertible senior notes	—	—	4,729
Common shares assumed issued upon exercise of dilutive stock options	1,296	—	953
Diluted average number of common shares outstanding assuming conversion	57,649	52,185	57,199
Per Share:			
Basic earnings (loss) from continuing operations per share	$ 0.46	$ (0.29)	$ 0.75
Diluted earnings (loss) from continuing operations per share	$ 0.45	$ (0.29)	$ 0.73

On March 24, 2004, the Company sold 4,646,464 shares of common stock (par value $1 per share). Refer to NOTE 6—STOCKHOLDER'S EQUITY for details on this transaction.

In the third quarter of fiscal 2004, the Company announced a share repurchase program for up to $100,000 of our common shares. Under the program, the Company may repurchase its shares of common stock in the open market or in privately negotiated transactions, from time to time prior to September 8, 2005. As of January 29, 2005, the Company had repurchased a total of 3,077,000 shares at an average cost of $12.91 ($39,718).

NOTE 12—EQUITY COMPENSATION PLANS

Options to purchase the Company's common stock have been granted to key employees and members of the Board of Directors. The option prices are at least 100% of the fair market value of the common stock on the grant date.

On May 21, 1990, the stockholders approved the 1990 Stock Incentive Plan, which authorized the issuance of restricted stock and/or options to purchase up to 1,000,000 shares of the Company's common stock. Additional shares in the amounts of 2,000,000, 1,500,000 and 1,500,000 were authorized by stockholders on June 4, 1997, May 31, 1995 and June 1, 1993, respectively. In April 2001, the Board of Directors amended the 1990 Stock Incentive Plan to extend the expiration date for the grant of non-qualified stock options and restricted stock thereunder to directors, officers and employees until March 31, 2005. Under this plan, both incentive and non-qualified stock options may be granted to eligible participants. Incentive stock options are fully exercisable on the second or third anniversary of the grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Non-qualified

(dollar amounts in thousands, except per share amounts)

NOTE 12—EQUITY COMPENSATION PLANS (Continued)

options are fully exercisable on the third anniversary of their grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of January 29, 2005, there are 614,979 shares remaining available for grant.

On June 2, 1999 the stockholders approved the 1999 Stock Incentive Plan (the 1999 Plan), which authorized the issuance of restricted stock units (RSU's) and/or options to purchase up to 2,000,000 shares of the Company's common stock. Additional shares in the amount of 2,500,000 were authorized by stockholders on May 29, 2002. Under this plan, both incentive and non-qualified stock options may be granted to eligible participants. The incentive stock options and non-qualified stock options are fully exercisable on the third anniversary of the grant date or become exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. In fiscal 2004, certain employees were granted approximately 148,000 RSU's to reflect their individual performances in fiscal 2003. All of the RSU's vest in 20% increments over four years beginning on the date of grant. Options cannot be exercised more than ten years after the grant date. As of January 29, 2005, there are 1,450,149 shares remaining available for grant as options or RSU's.

On April 28, 2003, the Company adopted a stand alone inducement stock option plan, which authorized the issuance of options to purchase up to 174,540 shares of the Company's common stock to the Chief Executive Officer in connection with his hire. The non-qualified stock options are exercisable over a four-year period with one-fifth exercisable on the grant date and one-fifth on each anniversary date for the four years following the grant date. Options cannot be exercised more than ten years after the grant date. As of January 29, 2005, there are no shares remaining available for grant.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average price of outstanding options (excluding securities reflected in column (a)) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,541,961	$16.98	2,065,128
Equity compensation plans not approved by security holders	174,540[1]	$ 8.70	—
Total	5,716,501	$16.72	2,065,128

[1] Inducement options granted to the current CEO in connection with his hire.

(dollar amounts in thousands, except per share amounts)

NOTE 12—EQUITY COMPENSATION PLANS (Continued)

Stock option transactions for the Company's stock option plans are summarized as follows:

	Fiscal 2004		Fiscal 2003		Fiscal 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	6,910,610	$16.31	6,898,170	$16.57	6,316,787	$16.48
Granted	412,666	13.74	1,624,790	10.38	1,213,300	16.27
Exercised	(632,985)	11.05	(1,048,200)	7.52	(108,880)	8.10
Canceled	(973,790)	16.23	(564,150)	18.79	(523,037)	16.45
Outstanding—end of year	5,716,501	$16.72	6,910,610	$16.31	6,898,170	$16.57
Options exercisable at year end	3,997,545	18.56	4,210,678	19.55	4,148,570	20.54
Weighted average estimated fair value of options granted		13.60		4.17		7.20

The following table summarizes information about stock options outstanding at January 29, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at Jan. 29, 2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at Jan. 29, 2005	Weighted Average Exercise Price
$0.00 to $13.00	1,950,621	7 Years	$ 7.38	1,074,515	$ 7.33
$13.01 to $21.00	1,822,650	6 Years	15.94	1,144,400	15.79
$21.01 to $29.00	1,081,128	4 Years	23.09	916,528	23.03
$29.01 to $33.88	862,102	1 Year	31.53	862,102	31.53
$0.00 to $33.88	5,716,501			3,997,545	

NOTE 13—ASSET RETIREMENT OBLIGATION

The Company has adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations", in the first quarter of fiscal 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. SFAS No. 143 also requires the capitalization of any retirement obligation costs as part of the carrying amount of the long-lived asset and the subsequent allocation of the total expense to future periods using a systematic and rational method. Upon adoption, the Company recorded a non-cash charge to earnings of $3,943 ($2,484 net of tax) for the cumulative effect of this accounting change. This charge was related to retirement obligations associated with estimated environmental clean up costs associated with the future removal of the Company's remaining underground hydraulic lifts. Such estimates are based upon the average of the Company's historical cleanup costs for underground hydraulic lifts previously removed. In addition, the Company initially recognized an asset of $2,844, accumulated depreciation of $2,247 and a liability of $4,540 on its consolidated balance sheet.

(dollar amounts in thousands, except per share amounts)

NOTE 13—ASSET RETIREMENT OBLIGATION (Continued)

At January 29, 2005, the Company has a liability pertaining to the asset retirement obligation in accrued expenses on its consolidated balance sheet. The following is a reconciliation of the beginning and ending carrying amount of the Company's asset retirement obligation as of January 29, 2005:

Asset retirement obligation, January 31, 2004	$4,901
Asset retirement obligation incurred during the period	142
Asset retirement obligation settled during the period	(121)
Accretion expense	135
Asset retirement obligation, January 29, 2005	$5,057

Had the Company adopted the provisions of SFAS No. 143 prior to February 2, 2003, the amount of the asset retirement obligations on a pro forma basis would have been $4,540 as of February 1, 2003.

The following table summarizes the pro forma net earnings and earnings per share for the fiscal period ended February 1, 2003, had the Company adopted the provisions of SFAS No. 143 prior to February 2, 2003:

Year ended	February 1, 2003
Net Earnings:	
As reported	$39,468
Pro Forma	$38,858
Net earnings per share:	
Basic:	
As reported	$ 0.77
Pro Forma	$ 0.75
Diluted:	
As reported	$ 0.74
Pro Forma	$ 0.73

NOTE 14—INCOME TAXES

The provision for income taxes includes the following:

Year ended	January 29, 2005	January 31, 2004	February 1, 2003
Current:			
Federal	$(21,639)	$(8,109)	$24,502
State	(1,268)	1,856	1,903
Deferred:			
Federal	35,379	(289)	(3,512)
State	2,843	(2,274)	(111)
	$ 15,315	$(8,816)	$22,782

(dollar amounts in thousands, except per share amounts)

NOTE 14—INCOME TAXES (Continued)

A reconciliation of the statutory federal income tax rate to the effective rate of the provision for income taxes follows:

Year ended	January 29, 2005	January 31, 2004	February 1, 2003
Statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	2.8	0.7	1.9
Job credits	(1.0)	0.5	(0.3)
Other, net	0.6	0.5	0.3
	37.4%	36.7%	36.9%

Items that gave rise to significant portions of the deferred tax accounts are as follows:

	January 29, 2005	January 31, 2004
Deferred tax assets:		
Inventories	$ —	$ 5,380
Employee compensation	5,915	4,919
Store closing reserves	995	1,508
Legal	704	10,491
Insurance	—	5,146
Net operating loss carryforwards	8,260	—
Tax credit carryforwards	9,089	2,749
Accrued leases	13,067	12,326
Other	2,484	1,483
Gross deferred tax assets	40,514	44,002
Valuation allowance	(1,558)	(902)
	$38,956	$43,100
Deferred tax liabilities:		
Depreciation	$57,677	$43,643
Inventories	17,802	—
Real estate tax	2,434	—
State taxes	—	2,366
Insurance	3,840	—
Benefit accruals	1,189	5,418
Interest rate swap	1,388	823
	$84,330	$52,250
Net deferred tax liability	$45,374	$ 9,150

As of January 29, 2005 and January 30, 2004, the Company had available tax net operating losses that can be carried forward to future years. The $45,200 net operating loss carryforward in 2005 consists of $20,000 of federal losses and $25,200 of state losses. The federal net operating loss begins to expire in 2023 while the state net operating losses will expire in various years beginning in 2008. Due to the uncertainty of the Company's ability to realize certain state tax attributes, valuation allowances of $1,558 and $902 were recorded at January 29, 2005 and January 31, 2004, respectively.

(dollar amounts in thousands, except per share amounts)

NOTE 14—INCOME TAXES (Continued)

The tax credit carryforward in 2005 consists of $4,400 of Alternative Minimum Tax credits, which can be carried forward indefinitely, and $1,700 of work opportunity credits. The tax credit carryforward in 2004 related to work opportunity credits.

NOTE 15—CONTINGENCIES

An action entitled "Tomas Diaz Rodriguez; Energy Tech Corporation v. Pep Boys Corporation; Manny, Moe & Jack Corp. Puerto Rico, Inc. d/b/a Pep Boys" was previously instituted against the Company in the Court of First Instance of Puerto Rico, Bayamon Superior Division on March 15, 2002. The action was subsequently removed to, and is currently pending in, the United States District Court for the District of Puerto Rico. Plaintiffs are distributors of a product that claims to improve gas mileage. The plaintiffs alleged that the Company entered into an agreement with them to act as the exclusive retailer of the product in Puerto Rico that was breached when the Company determined to stop selling the product. On March 29, 2004, the Company's motion for summary judgment was granted and the case was dismissed. The plaintiff has appealed.

The Company is also party to various other actions and claims, including purported class actions, arising in the normal course of business. The Company believes that amounts accrued for awards or assessments in connection with the foregoing matters are adequate and that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 16—INTEREST RATE SWAP AGREEMENT

On June 3, 2003, the Company entered into an interest rate swap for a notional amount of $130,000. The Company has designated the swap as a cash flow hedge of the Company's real estate operating lease payments. The interest rate swap converts the variable LIBOR portion of these lease payments to a fixed rate of 2.90% and terminates on July 1, 2008. If the critical terms of the interest rate swap or the hedge item do not change, the interest rate swap will be considered to be highly effective with all changes in fair value included in other comprehensive income. As of January 29, 2005 and January 31, 2004, the fair value of the interest rate swap was $3,721 ($2,344, net of tax) and $2,195 ($1,389, net of tax) and these increases in value were included in accumulated other comprehensive loss on the consolidated balance sheet.

NOTE 17—FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

	January 29, 2005		January 31, 2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Cash and cash equivalents	$ 82,758	$ 82,758	$ 60,984	$ 60,984
Accounts receivable	30,994	30,994	30,562	30,562
Cash flow hedge derivative	3,721	3,721	2,195	2,195
Liabilities:				
Accounts payable	310,981	310,981	342,584	342,584
Long-term debt including current maturities	393,564	401,527	375,079	383,723
Senior convertible notes	119,000	120,549	150,000	174,600

CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

The carrying amounts approximate fair value because of the short maturity of these items.

(dollar amounts in thousands, except per share amounts)

NOTE 17—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

CASH FLOW HEDGE DERIVATIVE

The fair value of the interest rate swap designated by the Company as a cash flow hedge is obtained from dealer quotes. This value represents the estimated amount the Company would receive or pay to terminate agreements, taking into consideration current interest rates and the creditworthiness of the counterparties.

LONG-TERM DEBT INCLUDING CURRENT MATURITIES AND SENIOR CONVERTIBLE NOTES

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

The fair value estimates presented herein are based on pertinent information available to management as of January 29, 2005 and January 31, 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from amounts presented herein.

QUARTERLY FINANCIAL DATA (UNAUDITED) The Pep Boys—Manny, Moe & Jack and Subsidiaries

Year Ended Jan. 29, 2005	Total Revenues	Gross Profit	Operating (Loss) Profit	Net Earnings (Loss) From Continuing Operations Before Cumulative Effect of Change in Accounting Principle	Net (Loss) Earnings	Net Earnings (Loss) Per Share From Continuing Operations Before Cumulative Effect of Change in Accounting Principle Basic	Diluted	Net Earnings (Loss) Per Share Basic	Diluted	Cash Dividends Per Share	Market Price Per Share High	Low
1st Quarter	$566,133	$162,208	$ 32,646	$ 15,082	$ 14,551	$ 0.27	$ 0.25	$ 0.26	$ 0.24	$0.0675	$29.37	$21.29
2nd Quarter	593,426	165,476	28,782	13,515	12,663	0.23	0.22	0.22	0.21	0.0675	28.10	20.36
3rd Quarter	559,198	150,183	17,659	6,736	6,500	0.12	0.11	0.12	0.11	0.0675	20.70	11.83
4th Quarter	554,139	144,591	(3,965)	(9,667)	(10,135)	(0.17)	(0.17)	(0.18)	(0.18)	0.0675	17.24	13.06
Year Ended Jan. 31, 2004												
1st Quarter [1]	$510,910	$144,131	$ (3,646)	$ (8,368)	$(10,314)	$(0.16)	$(0.16)	$(0.20)	$(0.20)	$0.0675	$10.69	$ 6.00
2nd Quarter [2]	556,030	129,314	(13,735)	(14,178)	(34,935)	(0.27)	(0.27)	(0.67)	(0.67)	0.0675	15.90	8.54
3rd Quarter	537,691	157,903	27,869	12,416	13,710	0.24	0.22	0.26	0.24	0.0675	19.94	14.05
4th Quarter [3]	529,639	149,440	466	(5,015)	(2,355)	(0.09)	(0.09)	(0.04)	(0.04)	0.0675	23.99	18.53

1 Includes pretax charges of $25,132 related to corporate restructuring and other one-time events all of which was included in selling, general and administrative expenses.

2 Includes pretax charges of $47,895 related to corporate restructuring and other one-time events of which $29,308 reduced gross profit from merchandise sales, $3,278 reduced gross profit from service revenue and $15,308 was included in selling, general and administrative expenses.

3 Includes pretax charges of $15,953 related to corporate restructuring and other one-time events all of which was included in selling, general and administrative expenses.

Under the Company's present accounting system, actual gross profit from merchandise sales can be determined only at the time of physical inventory, which is taken at the end of the fiscal year. Gross profit from merchandise sales for the first, second and third quarters is estimated by the Company based upon recent historical gross profit experience and other appropriate factors. Any variation between estimated and actual gross profit from merchandise sales for the first three quarters is reflected in the fourth quarter's results.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Disclosure Controls and Procedures The Company's management evaluated, with the participation of its principal executive officer and principal financial officer, the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, the Company's principal executive officer and its principal financial officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective. Disclosure controls and procedures mean the Company's controls and other procedures that are designed to ensure that information required to be disclosed by the Company in its reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in its reports that the Company communicated to its management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended January 29, 2005 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of The Pep Boys—Manny, Moe and Jack (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate as a result of changes in conditions or deterioration in the degree of compliance.

As of January 29, 2005, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of January 29, 2005 is effective.

Deloitte & Touche LLP, the Company's independent registered public accounting firm who audited the Company's consolidated financial statements, has issued a report on management's assessment of the Company's internal control over financial reporting as of January 29, 2005 and is included on page 71 herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Pep Boys—Manny, Moe & Jack

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that The Pep Boys—Manny, Moe & Jack and subsidiaries (the "Company") maintained effective internal control over financial reporting as of January 29, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 29, 2005 of the Company and our report, dated April 13, 2005, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche, LLP

Philadelphia, Pennsylvania
April 13, 2005

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The material contained in the registrant's definitive proxy statement, which will be filed pursuant to Regulation 14A not later than 120 days after the end of the Company's fiscal year (the "Proxy Statement"), under the captions "(ITEM 1) ELECTION OF DIRECTORS," other than "—Report of the Audit Committee of the Board of Directors," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is hereby incorporated herein by reference. The information regarding executive officers called for by Item 401 of Regulation S-K is included in Part I, in accordance with General Instruction G (3) to Form 10-K. The Company had adopted a Code of Ethics applicable to all of its associates including its executive officers. The Code of Ethics is posted on the Company's website www.pepboys.com under the About Pep Boys—Corporate Governance section.

ITEM 11 EXECUTIVE COMPENSATION

The material in the Proxy Statement under the caption "EXECUTIVE COMPENSATION," other than the material under "—Report of the Compensation Committee of the Board of Directors on Executive Compensation" and "—Performance Graph," is hereby incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The material in the Proxy Statement under the caption "SHARE OWNERSHIP" is hereby incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The material in the Proxy Statement under the caption "EXECUTIVE COMPENSATION—Certain Relationships and Related Transactions" is hereby incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

The material in the Proxy Statement under the caption "(ITEM 1) ELECTION OF DIRECTORS—Independent Auditor's Fees" is hereby incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)

		Page
1.	The following consolidated financial statements of The Pep Boys—Manny, Moe & Jack are included in Item 8.	
	Report of Independent Registered Public Accounting Firm	30
	Consolidated Balance Sheets—January 29, 2005 and January 31, 2004	31
	Consolidated Statements of Operations—Years ended January 29, 2005, January 31, 2004 and February 1, 2003	32
	Consolidated Statements of Stockholders' Equity—Years ended January 29, 2005, January 31, 2004 and February 1, 2003	33
	Consolidated Statements of Cash Flows —Years ended January 29, 2005, January 31, 2004 and February 1, 2003	34
	Notes to Consolidated Financial Statements	35
2.	The following consolidated financial statement schedule of The Pep Boys—Manny, Moe & Jack is included.	
	Schedule II Valuation and Qualifying Accounts and Reserves	79

All other schedules have been omitted because they are not applicable or not required or the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits

(3.1)	Articles of Incorporation, as amended	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 30, 1988.
(3.2)	By-Laws, as amended	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-39225).
(3.3)	Amendment to By-Laws (Declassification of Board of Directors)	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 29, 2000.
(4.1)	Indenture, dated as of June 12, 1995, between the Company and First Fidelity Bank, National Association as Trustee, including form of security.	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-59859).
(4.2)	Supplemental Indenture, dated as of December 10, 2004 (to Indenture dated as of June 12, 1995), between the Company and Wachovia Bank, National Association, as trustee, including form of security.	Incorporated by reference from the Company's Form 8-K dated December 15, 2004.
(4.3)	Indenture, dated as of July 15, 1997, between the Company and PNC Bank, National Association, as Trustee, including form of security.	Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-30295).
(4.4)	Indenture, dated as of February 18, 1998 between the Company and PNC Bank, National Association, as Trustee, including form of security.	Incorporated by reference from the Registration Statement on Form S-3/A (File No. 333-45793).

(4.5)	Indenture dated May 21, 2002, between the Company and Wachovia Bank, National Association, as Trustee, including form of security.	Incorporated by reference from the Registration Statement on Form S-3 (File No. 333-98255).
(4.6)	Indenture, dated December 14, 2004, between the Company and Wachovia Bank, National Association, as trustee, including form of security.	Incorporated by reference from the Company's Form 8-K dated December 15, 2004.
(4.7)	Supplemental Indenture, dated December 14, 2004, between the Company and Wachovia Bank, National Association, as trustee.	Incorporated by reference from the Company's Form 8-K dated December 15, 2004.
(4.8)	Rights Agreement dated as of December 5, 1997 between the Company and First Union National Bank	Incorporated by reference from the Company's Form 8-K dated December 8, 1997.
(4.9)	Dividend Reinvestment and Stock Purchase Plan dated January 4, 1990	Incorporated by reference from the Registration Statement on Form S-3 (File No. 33-32857).
(10.1)*	Medical Reimbursement Plan of the Company	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 1982.
(10.2)*	Directors' Deferred Compensation Plan, as amended	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 30, 1988.
(10.3)*	Form of Employment Agreement dated as of June 1998 between the Company and certain officers of the Company.	Incorporated by reference from the Company's Form 10-Q for the quarter ended October 31, 1998.
(10.4)*	The Pep Boys—Manny, Moe and Jack 1999 Stock Incentive Plan—amended and restated as of August 31, 1999.	Incorporated by reference from the Company's Form 10-Q for the quarter ended October 30, 1999.
(10.5)*	Amendment Number One to The Pep Boys—Manny, Moe & Jack 1999 Stock Incentive Plan.	Incorporated by reference from the Company's Form 10-Q for the Quarter ended November 2, 2002.
(10.6)*	Amendment Number Two to The Pep Boys— Manny, Moe & Jack 1999 Stock Incentive Plan.	Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003.
(10.7)*	The Pep Boys—Manny, Moe and Jack 1990 Stock Incentive Plan—Amended and Restated as of March 26, 2001.	Incorporated by reference from the Company's Form 10-K for the year ended February 1, 2003.
(10.8)*	The Pep Boys—Manny, Moe & Jack Pension Plan—Amended and Restated as of September 10, 2001.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003
(10.9)*	Long-Term Disability Salary Continuation Plan amended and restated as of March 26, 2002.	Incorporated by reference from the Company's Form 10-K for the fiscal year ended February 1, 2003.
(10.10)*	Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002.

(10.11)*	The Pep Boys Savings Plan Amendment 2004-1	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2004.
(10.12)*	Amendment and restatement as of September 3, 2002 of The Pep Boys Savings Plan—Puerto Rico.	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 2, 2002.
(10.13)*	Employment Agreement between Lawrence N. Stevenson and the Company dated as of April 28, 2003.	Incorporated by reference from the Company's Form 10-Q for the quarter ended May 3, 2003.
(10.14)*	Employment Agreement, dated June 1, 2003, between the Company and Harry Yanowitz.	Incorporated by reference from The Company's Form 10-Q for the quarter ended November 1, 2003.
(10.15)*	The Pep Boys Deferred Compensation Plan	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2004.
(10.16)*	The Pep Boys Annual Incentive Bonus Plan (amended and restated as of December 9, 2003)	Incorporated by reference from the Company's Form 10-K for the fiscal year ended January 31, 2004.
(10.17)*	Amendment to and Restatement of the Executive Supplemental Pension Plan, effective as of January 31, 2004.	Incorporated by reference from The Company's Form 10-Q for the quarter ended May 1, 2004.
(10.18)	Flexible Employee Benefits Trust	Incorporated by reference from the Company's Form 8-K dated May 6, 1994.
(10.19)	Amended and Restated Loan and Security Agreement, dated August 1, 2003, by and among the Company, Congress Financial Corporation, as Agent, The CIT Group/Business Credit, Inc. and General Electric Capital Corporation, as Co-Documentation Agents, and the Lenders from time to time party thereto.	Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003.
(10.20)	Amendment No. 1, dated October 24, 2003, to the Amended and Restated Loan and Security Agreement, by and among the Company, Congress Financial Corporation, as Agent, and the other parties thereto	Incorporated by reference from the Company's Form 10-Q for the quarter ended November 1, 2003.
(10.21)	Amendment No. 3, dated December 2, 2004, to the Amended and Restated Loan and Security Agreement, by and among the Company, Congress Financial Corporation, as Agent, and the other parties thereto.	Incorporated by reference from the Company's Form 8-K dated December 3, 2004.
(10.22)	Participation Agreement, dated as of August 1, 2003, among the Company, Wachovia Development Corporation, as the Borrower and the Lessor, the Lenders and Wachovia Bank, National Association, as Agent for the Lenders and the Secured Parties.	Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003.

(10.23)	Amended and Restated Lease Agreement, dated as of August 1, 2003, between Wachovia Development Corporation, as Lessor, and the Company.	Incorporated by reference from the Company's Form 10-Q for the quarter ended August 2, 2003.
(10.24)	Trade Agreement, dated October 18, 2004, between the Company and GMAC Commercial Finance, LLC.	Incorporated by reference from the Company's Form 8-K dated October 19, 2004.
(10.25)	Master Lease Agreement, dated October 18, 2004, between the Company and with RBS Lombard, Inc.	Incorporated by reference from the Company's Form 8-K dated October 19, 2004.
(12)	Computation of Ratio of Earnings to Fixed Charges	
(21)	Subsidiaries of the Company	
(23)	Consent of Independent Registered Public Accounting Firm	
(31.1)	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
(31.2)	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
(32.1)	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
(32.2)	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	

(b) None

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE PEP BOYS—MANNY, MOE & JACK
(Registrant)

Dated: April 14, 2005

by: /s/ HARRY F. YANOWITZ
Harry F. Yanowitz
Senior Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE
/s/ LAWRENCE N. STEVENSON Lawrence N. Stevenson	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 14, 2005
/s/ HARRY F. YANOWITZ Harry F. Yanowitz	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	April 14, 2005
/s/ BERNARD K. MCELROY Bernard K. McElroy	Chief Accounting Officer and Treasurer (Principal Accounting Officer)	April 14, 2005
/s/ M. SHAN ATKINS M. Shan Atkins	Director	April 14, 2005
/s/ PETER A. BASSI Peter A. Bassi	Director	April 14, 2005
/s/ J. RICHARD LEAMAN, Jr. J. Richard Leaman, Jr.	Director	April 14, 2005
/s/ WILLIAM LEONARD William Leonard	Director	April 14, 2005
/s/ MALCOLMN D. PRYOR Malcolmn D. Pryor	Director	April 14, 2005
/s/ JANE SCACCETTI Jane Scaccetti	Director	April 14, 2005
/s/ BENJAMIN STRAUSS Benjamin Strauss	Director	April 14, 2005
/s/ JOHN T. SWEETWOOD John T. Sweetwood	Director	April 14, 2005

FINANCIAL STATEMENT SCHEDULES FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 10-K

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(in thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions[1]	Balance at End of Period
ALLOWANCE FOR DOUBTFUL ACCOUNTS:					
Year Ended January 29, 2005	$739	$1,831	$ —	$1,540	$1,030
Year Ended January 31, 2004	$422	$1,768	$ —	$1,451	$ 739
Year Ended February 1, 2003	$725	$1,643	$ —	$1,946	$ 422

[1] Uncollectible accounts written off.

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts[2]	Deductions[3]	Balance at End of Period
SALES RESERVE:					
Year Ended January 29, 2005	$1,217	$ —	$104,767	$104,525	$1,459
Year Ended January 31, 2004	$ 959	$ —	$ 93,699	$ 93,441	$1,217
Year Ended February 1, 2003	$ 723	$ —	$ 92,160	$ 91,924	$ 959

[2] Additions charged to merchandise sales.

[3] Actual returns and allowances.

Exhibit 12—Statement Regarding Computation of Ratios of Earnings to Fixed Charges

THE PEP BOYS—MANNY, MOE & JACK AND SUBSIDIARIES

(in thousands, except ratios)

Fiscal year	January 29, 2005	January 31, 2004	February 1, 2003	February 2, 2002	February 3, 2001
Interest	$35,965	$ 38,255	$ 47,237	$ 53,709	$ 59,718
Interest factor in rental expense	20,313	21,269	20,427	21,066	23,162
Capitalized interest	659	—	44	1	489
(a) Fixed charges, as defined	$56,937	$ 59,524	$ 67,708	$ 74,776	$ 83,369
(Loss) Earnings from continuing operations before income taxes and cumulative effect of change in accounting principle	$40,981	$(23,961)	$ 61,663	$ 46,734	$(83,456)
Fixed charges	56,937	59,524	67,708	74,776	83,369
Capitalized interest	(659)	—	(44)	(1)	(489)
(b) Earnings, as defined	$97,259	$ 35,563	$129,327	$121,509	$ (576)
(c) Ratio of earnings to fixed charges (b/a)	1.7x	—	1.9x	1.6x	—

The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. "Earnings" consist of earnings before income taxes plus fixed charges (exclusive of capitalized interest costs) plus one-third of rental expense (which amount is considered representative of the interest factor in rental expense). Earnings, as defined, were not sufficient to cover fixed charges by approximately $24.0 and $83.9 million for fiscal years ended January 31, 2004 and February 3, 2001, respectively.

Exhibit 21

SUBSIDIARIES OF THE COMPANY

NAME	WHERE INCORPORATED	% OF SHARES OWNED
The Pep Boys Manny Moe & Jack of California 3111 W. Allegheny Avenue Philadelphia, PA 19132	California	100%
Pep Boys—Manny, Moe & Jack of Delaware, Inc. 3111 W. Allegheny Avenue Philadelphia, PA 19132	Delaware	100%
Pep Boys—Manny, Moe & Jack of Puerto Rico, Inc. 3111 W. Allegheny Avenue Philadelphia, PA 19132	Delaware	100%
Colchester Insurance Company 7 Burlington Square Burlington, VT 05401	Vermont	100%
PBY Corporation Suite 946 1105 North Market Street Wilmington, DE 19899	Delaware	100%
Carrus Supply Corporation 1013 Centre Road Wilmington, DE 19805	Delaware	100%

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Lawrence N. Stevenson, certify that:

1. I have reviewed this annual report on Form 10-K of The Pep Boys—Manny, Moe and Jack;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this annual report based on such evaluation; and
   (d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 14, 2005

/s/ Lawrence N. Stevenson

Lawrence N. Stevenson
Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Harry F. Yanowitz, certify that:

1. I have reviewed this annual report on Form 10-K of The Pep Boys—Manny, Moe and Jack

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the periods covered by this annual report based on such evaluation; and

   (d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 14, 2005

/s/ Harry F. Yanowitz

Harry F. Yanowitz
Senior Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Pep Boys—Manny, Moe & Jack (the "Company") on Form 10-K for the year ended January 29, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Lawrence N. Stevenson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 14, 2005

/s/ LAWRENCE N. STEVENSON

Lawrence N. Stevenson
Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Pep Boys—Manny, Moe & Jack (the "Company") on Form 10-K for the year ended January 29, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"),

I, Harry F. Yanowitz, Senior Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(i) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date: April 14, 2005

/s/ HARRY F. YANOWITZ

Harry F. Yanowitz
Senior Vice President and Chief Financial Officer

Senior Executives

Lawrence N. Stevenson, *Chairman & Chief Executive Officer*

Hal Smith, *Executive Vice President, Merchandising & Marketing*

Mark S. Bacon, *Senior Vice President, Retail Operations*

Mark L. Page, *Senior Vice President, Service Operations*

Harry F. Yanowitz, *Senior Vice President, Chief Financial Officer*

Vice Presidents

Michael E. Ables, *Retail Operations - Southwest*

Guillermo R. Alvarez, *Retail and Service Operations - Caribbean*

Timothy R. Brokaw, *Planning*

Galen F. Bullock, *Retail Merchandising*

Joseph A. Cirelli, *Real Estate*

Mark E. Doran, *Service Operations - West*

Michael G. Elmore, *Chief Information Officer*

James H. Fox, *Marketing & Advertising*

José A. Gonzalez, *Service Operations - Southwest*

Craig F. Henning, *Commercial*

John W. Kemp, *Service Operations - East*

Dan E. King, *Retail Operations - South*

Bernard K. McElroy, *Chief Accounting Officer & Treasurer*

Charles M. McErlane, *Retail Operations - East*

Michael P. McSorley, *Service Operations - South*

Carole L. Pietak, *Human Resources*

Stuart M. Rosenfeld, *Distribution*

Samuel J. Rowell, *Loss Prevention*

Brian D. Zuckerman, *General Counsel & Secretary*

Lawrence N. Stevenson
Chairman & Chief Executive Officer, Pep Boys

M. Shân Atkins
Managing Director, Chetrum Capital

Peter A. Bassi
Former Chairman, Yum! Restaurants International

Robert H. Hotz
Senior Managing Director, Houlihan Lokey Howard & Zukin

J. Richard Leaman, Jr.
President, JRL Consulting Company

William Leonard
Former President & Chief Executive Officer, ARAMARK

Malcolmn D. Pryor
Principal, Pryor, Doley Securities

Jane Scaccetti, CPA
Shareholder, Drucker & Scaccetti, P.C.

Benjamin Strauss
Director, The Strauss Foundation

John T. Sweetwood
President, Woods Investment

Lester Rosenfeld

Annual Shareholder Meeting

June 8, 2005 at 9:00 a.m.
Hilton Philadelphia City Avenue
4200 City Avenue
Philadelphia, PA 19131
(215) 879-4000

Registrar, Stock Transfer Agent & Dividend Disbursing Agent

American Stock Transfer & Trust Company
59 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

Dividend Reinvestment & Stock Purchase Plan

Stockholders of record may acquire additional shares of Pep Boys common stock through its Dividend Reinvestment/Stock Purchase Plan. Quarterly cash dividends, as well as quarterly cash contributions, from $100 to $10,000 may be invested through this plan.

A prospectus and authorization card are available upon written request to the Corporate Secretary.

NYSE Symbol: PBY

6,834 Registered Shareholders as of April 2, 2005

Investor Relations

To obtain copies of our periodic reports and earnings releases, write to:
Investor Relations Department at address below

or call the investor relations hotline at:
1-800-PEP-0135

or visit our Internet Website at:
pepboys.com

Corporate Headquarters

3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132
(215) 430-9095

PEPBOYS AUTO


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PEPBOYS AUTO

3111 West Allegheny Avenue
Philadelphia, PA 19132


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